Exemption Number 82-5145

06010187

CENTRAL TÈRMICA GÜEMES S.A.

SUPPL

Exhibits Filed With the
United States Securities and Exchange Commission
in connection with Periodic Disclosure Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

12/31/04
AR/S

January 10, 2006

Exemption Number 82-5145

EXHIBIT INDEX

Exhibit 1	2004 Annual Report and Audited Financial Statements
Exhibit 2	Financial statements for the three-month period ended March 31, 2005
Exhibit 3	Financial statements for the six-month period ended June 30, 2005
Exhibit 4	Financial statements for the nine-month period ended September 30, 2005
Exhibit 5	Minutes of Shareholders Meeting held on April 28, 2005
Exhibit 6	Notice to Shareholders Meeting held on April 28, 2005
Exhibit 7	Press Releases issued on June 6 and June 9, 2005

CENTRAL TERMICA GÜEMES S.A.

Financial statements as of December 31, 2004 and 2003, together with the Annual Report and the Informative Summary for the financial year ended December 31, 2004

CENTRAL TÉRMICA GÜEMES S.A.

DIRECTORS' ANNUAL REPORT
FINANCIAL YEAR ENDED DECEMBER 31, 2004

To our shareholders,

As required by current legal and statutory regulations, the Board of Directors hereby submits for your consideration the annual report, informative summary, inventory, balance sheets, statements of operations, changes in shareholders' equity and cash flows, including notes 1 through 12 and supplemental schedules I through V, relating to the financial years ended December 31, 2004 and 2003.

The accumulated deficit for the year ended December 31, 2004 amounts to $49,704,112.

The operating ordinary loss before financial results for the year ended December 31, 2004 amounted to $1,321,060, which is lower than the $8,467,203 operating ordinary loss for 2003 by $7,146,143.

Earnings before interest and taxes, depreciation and amortization (EBITDA) for the 2004 fiscal year amounted to $9,507,505. This figure, which is higher than that for the 2003 fiscal year ($5,293,985) by $4,213,520, represents an 80% increase as compared to the previous year.

Interest payments on corporate notes made during the year ended December 31, 2004 amounted to US$1,072,000, whereas the amount paid for this concept in the 2003 period amounted to US$1,291,124. The difference is due to the lower interest rate agreed-upon in the renegotiation carried out in 2003 and the repayment of principal on Corporate Notes for US$400,000.

Furthermore, as indicated in the accompanying Informative Summary, the net result for the year 2004 shows a loss of $19,900,444, which includes a loss on the accrual of the net present value of corporate notes for $14,965,990. If the loss resulting from the accrual of the net present value of corporate notes were segregated from the net result, the net result for the year would amount to a loss of $4,934,454.

The informative summary, the financial statements and its notes, as well as the additional information required by current regulations, contain the details of the Company's financial position and the results of its operations for the year being reported. Therefore, in order to avoid redundancy, this annual report will not provide that information.

The following are the different aspects which affected the Company's activity during the year under analysis:

In order to stop the increase in the deficit of the Seasonal Fund of the Wholesale Electricity Market (MEM), and taking into account the critical economic and social situation faced by some segments of the demand, in 2004 the Federal Government, through Resolutions Nos. 93/04, 842/04 and 1434/2004 of the Energy Secretariat, established the application of different Seasonal Prices for the demand, gradually increasing the prices to all the Demand, except for the energy to be used to supply Residential Users, provided its power does not exceed 10 KW, including that to be used for street lighting. The Demand segment excluded from the increases represents, for the month of December 2004, 48% of the Demand serviced by the Distributors.

The increase in the rates charged by distributors to industrial users stopped the decrease in the number of contracts in the Term Market, the number of which remained constant throughout 2004.

In April 2004, the Federal Planning Ministry issued Resolution 208/04, which provided for the implementation of a Plan for the Normalization of Natural Gas Wellhead Prices, as a result of an agreement reached between the Government and natural gas producers with the aim of ensuring reasonable conditions for the supply of this fuel. This plan allowed for an increase in the price of electricity as a consequence of the rise in the reference price of natural gas.

Therefore, although the seasonal price for a segment of the Demand did increase, due to the increase in the real price of electricity and the overcosts attributable to an increased demand of thermal power plants with liquid fuels, the deficit of the specific funds created to make up for imbalances, continued widening. For instance, in December 2003, the Seasonal Fund showed a deficit amounting to $325 million, and in December 2004 its deficit reached $823 million.

Such Fund deficit reinforced the need to keep in effect the provisions of Resolution No. 406/03 of the Energy Secretariat. Therefore, power generation companies continued accumulating Sales Credits with Maturity Date to be Defined for significant amounts of money, which at December/04 exceeded 900 million pesos for the total of MEM Agents.

Finally, through Resolution No. 712/04, the Energy Secretariat, taking into account not only the need to expand the infrastructure for the generation of electricity -due to the potential risk of insufficient capacity to meet the increasing electricity demand if its expansion continues to be paralyzed-, but also the sector's macroeconomic conditions and its evident financing difficulties, created the "FUND FOR THE NECESSARY INVESTMENTS TO INCREASE ELECTRICITY SUPPLY IN THE WHOLESALE ELECTRICITY MARKET (MEM)" (FONINVEMEM).

In the opinion of the Energy Secretariat, the FONINVEMEM provides generating plants, that are creditors of the WHOLESALE ELECTRICITY MARKET (MEM), with the possibility of investing part of their Sales Credits with Maturity Date to be Defined, in the necessary equipment for the generation of electricity as from the year 2007, so as to increase electricity supply at reasonable costs for the normal functioning of the WHOLESALE ELECTRICITY MARKET (MEM), with the aim of readapting the market.

Following the provisions of this resolution, the Energy Secretariat issued several resolutions setting the date by which power generation companies were to notify whether they accepted or not to participate in such fund. Finally, on December 14, 2004, through Resolution 1427/04 of the Energy Secretariat, MEM Generators notified the regulatory authority of their decision through the SLOYA system /the system used by the authority for MEM statements and competitive biddings/.

Export agreements

The agreement signed by the Company to export to Uruguay (UTE-Administración Nacional de Usinas y Transmisiones Eléctricas), which went into effect in February 2003, continued throughout 2004. It will last for two years and the power supply committed amounts to 150 MW. In 2004, the company exported 957,621.25 MWh under such contract.

In November 2004:

1) the agreement to export to Uruguay was extended for another 2 years from February 2005 through January 2007; and
2) the agreement in force was renegotiated and a new agreement, which went into effect in November 2004, was signed.

The renegotiation of the agreement made it possible to reduce collection periods because the originally agreed-upon maturity date, which had been fixed for the 32nd day as from the end of the month in which the consumption took place and which had been in effect until October 2004, was changed in both the renegotiated agreement and the extension agreement, and new payment terms were agreed, to wit:

a) Power:

- On day six (6) of the month of supply, fifty percent (50%), and
- On day sixeen (16) of the month of supply, the remaining fifty percent (50%).

b) Energy:

- Energy supplied from day 1 through day 10 of every month shall be paid prior to day sixteen (16) of the same month.
- Energy supplied from day 11 through day 20 of every month shall be paid prior to day twenty-six (26) of the same month.
- Energy supplied from day 21 through the last day of every month shall be paid prior to day six (6) of the following month.

In December 2003, the company entered into an agreement to export electricity to Brazil from May 2005 to July 2022 (17 years), whereby the company will initially supply 60 MW, which will increase up to 119 MW as from May 2006. The prices under the agreement are denominated in dollars and will be adjusted in accordance with the evolution of the price of natural gas.

In 2004 the net electricity generation increased 28.56% to 1,324 GWh, as compared to 2003, due to the major maintenance activities carried out in 2003 in one of the 60-MW generation units. As a consequence of this activity, the generation unit GUE 11 was out-of-service for 98 days.

In order to finance such maintenance work, CAMMESA (the company that manages the MEM), granted a $900,000 loan to be repaid in 12 installments, which the Company has been repaying since May 2004 on the basis of the production level of the plant. The repayment has been secured through a trust agreement whereby the Company assigned its collection right of the exports to Uruguay up to a monthly average of 4.54 MW/h. As of December 31, 2004 the unpaid balance of said loan amounts to $ 300,000.

However, this level of generation is significantly lower than that achieved in prior years, which for instance reached 1,920 GWh in 1999.

The main reason for such fall in production is that one of the 60-MW generation units was not dispatched due to the lack of natural gas at prices recognized by both the Energy Secretariat and CAMMESA.

The active units took part in the primary frequency regulation.

The availability of the units, taken as a whole, was 94.10%. That of GUE 11 was 90.59% with 4,782 Hs of operation. That of GUE 12 was 91.94%, with 7,401 Hs. and that of GUE 13 was 96.77%, with 7,464 Hs.

As for natural gas supply, the most relevant event was the load reduction in winter owing to lower supply from producers. Due to these restrictions, an agreement was signed with Petrobras for the supply of gas from Bolivia, for 250,000 m3, take or pay, and a surplus of up to 500,000 m3 at a price of US$1.6/per million BTU. Through Note 622/2004 dated 06/30/2004, the Energy Secretariat authorized CTG to operate with imported natural gas at a maximum price of US$1.4/per million BTU, until 10/31/2004. Petrobras agreed to adjust the price of gas to the maximum price authorized by the Energy Secretariat. The natural gas purchase operation began on July 6, 2004. The total volume of gas from Bolivia consumed by CTG during 2004 amounted to 23,421,230 m3.

In 2004, the Energy Secretariat, through CAMMESA, assigned CTG 3,081,702 m3 of natural gas, of which 412,000 m3 were received in June, 339,702 m3 in July, 1,250,000 m3 in August and 1,080,000 m3 in December.

With regard to the natural gas supply contract, an agreement was signed with producers for a 12-month period beginning May 1, 2004 and ending April 30, 2005 for a daily volume of 1,000 dam3.

As for natural gas transportation, the agreements signed with TGN and the distributor for a daily volume of 350 dam3 and 250 dam3, respectively, are still in effect.

With regard to maintenance activities, on March 4, 2004, while the GUE 13 unit was in operation, there was a double short circuit which caused the unit to be immediately out-of-service. After carrying out repairs and while trying to restart the unit, the technical fault occurred again. After consulting with specialized firms about the problem and analyzing the different possibilities, it was decided that all the power-related electronical components of an equipment associated to the generator would be replaced. Finally, once the recommended repairs and the necessary checks were made, the unit was started on April 20, 2004.

The major maintenance activities for the GUE 12 unit have been scheduled for the first months of 2006, for which purpose during the year ended December 31, 2004 the Company began to carry out the necessary procedures for the purchase of the spare-parts of the turbine, which concluded with the issuance of the corresponding purchase order and the payment of the agreed-upon advance.

Concerning finance, at the beginning of 2004 the Company faced liquidity problems due to the difference between the collection periods agreed-upon in the agreements and the payment terms agreed upon with suppliers, specially those of natural gas, which caused cash balances to drop. In order to solve the problem, the Company resorted to banks, natural source of financing, and was granted a stand-by loan which the Company did not need to use due mainly to the improvement recorded in cash balances as a consequence of the aforementioned renegotiation of the agreement to export to Uruguay.

With regard to the fiscal situation, due to the exports made during the year under analysis, the VAT tax returns showed a balance in favor of the Company. Consequently, the Company decided to file VAT reimbursement requests with the Federal Public Income Administration (AFIP). As of December 31, 2004, VAT amounts recovered total $2,846,475 ($902,612.46 were recovered in cash and $1,943,863 were used to offset Company's debts with the SICORE (Withholdings Control System) and the SUSS (Social Security System). The reimbursement of an amount of $1,114,486 is still pending.

Regarding Human Resources, in the 2004 financial year, the Company continued with its projects, both internally, aimed at the personnel and their families, and externally, where a Company Social Commitment program was developed in General Güemes, the town where the generation plant is located.

With regard to staff training and development, in the financial year being reported, the Company inaugurated in the plant a Training Room for its employees, to which different speakers are invited.

With regard to remunerations and benefits, the following was done:

- The Federal Government's decrees on wage increases were complied with
- The wage increases decreed by the government were also granted to those employees who were not reached by collective agreements.
- The Extraordinary Bonus for Performance was paid
- Prizes for innovation and improvement projects were awarded on the Electricity Workers Day.

Furthermore, CTG continues in the forefront in terms of the Company Social Commitment, which is the commitment taken on by the Company towards the Community and the Environment through its different programs, which include Lunch for the needy, Milk for children, Community horticulture, and with the internal and external creation of awareness of the importance of the environment.

With regard to Information Systems and Communications, the company continued implementing the policy of the 2003 financial year of updating its equipment and software only when the need for it was justified (because of the rise in prices owing to the devaluation of the peso), such as antivirus, administrative management, spreadsheet and word processing software and some hardware.

It was possible to maintain a high availability of the Real-Time Operating System (SOTR).

The audits of the Commercial Measurement System (SMEC) were passed successfully, with no observations.

An analysis was carried out and a new communication plan for cell phones (WIN) was selected, optimizing costs and improving the service provided. A closed circuit television system was installed in the plant for surveillance and monitoring purposes.

The MS Project program (2000 release) was implemented in the Chemical Services and Environment Division, with which it was possible to optimize the scheduling and planning of tasks, to comply with the ENRE regulatory agency's requirements.

Prospects

Unfortunately, the long-awaited adjustment of prices contemplated in the laws that govern the Wholesale Electricity Market, and which is necessary for the Electricity Generation Sector to recovery its profitability, did not occur in 2004 and will not occur in 2005, either.

This being so because a Government plan aimed at increasing generation supply to 1,600 MW will begin in 2005 and, as promised by the authorities, prices will be adjusted as and when the two combined-cycle plants involved in the Readaptation Plan of the MEM begin to deliver electricity. It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied or the financial ability to finish them, are still uncertain.

There is a strong probability that the difficulties in the supply of natural gas experienced in 2004 will not only continue throughout 2005 but also get worse in the next two financial years. However, the experience acquired allows us to be more optimistic concerning the possibility of having our natural gas needs met, not only because the alternative of using natural gas from Bolivia (pending approval of the Energy Secretariat), continues to be available but also because of our plant's recognized strategic position in relation to the gas pipeline that begins in the Northwestern region (NOA) and gets its supply from Argentina and Bolivia's gas fields, using the remaining transport capacity existing in our location, and the consequent contribution of our generation to the insufficient transport capacity of natural gas in relation to the demand existing to the South of our location, where, in direct proportion to our generation, natural gas is used for industrial activities rather than for the generation of electricity.

The commercial agreements entered into with CEMSA to export electricity to Uruguay (150 MW) have been renewed under new commercial and financial terms which are better than those agreed-upon for 2004. Additionally, the agreement signed to export electricity to Brazil (60 MW), which will go into effect in May 2005, should also be mentioned.

As in 2004, in 2005 revenues will continue to decrease as compared to 2003 due to the application of resolutions 240 and 406 of the Energy Secretariat. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel).

Historically, and prior to the application of the aforementioned resolutions, CTG's revenues increased in winter. This allowed the Company to meet its financial commitments and afford maintenance costs. However, once again, this will not be the case in 2005.

From the financial point of view, we expect that the performance of 2004 will be improved and that the commitments we have taken on will be complied with satisfactorily.

THE BOARD

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF DECEMBER 31, 2004

1. A Brief on Company's Activities

Production and Sales

During the year 2004, 1,410 GWh were produced, which means a level of production 28% higher than that of the previous fiscal year (1,102 GWh), whereas the production volume sold to the market for the year 2004 amounted to 1, 324 GWh.

Prices

The average price of energy at the Güemes node and power supplied during the year 2004 amounted to $43.67 /MWh ($57,826,367/1,324GWh) which turned out higher than the average price of the previous year ($42.96 /MWh - $44,245,175/1,030 GWh) by 2%.

Sales

Gross sales (net of compensations with the system) for the year 2004 increased 31% to $57,826,367 as compared to the $44,245,175 of the previous year. The $13.6 million absolute variation in gross sales is due mainly to the increase recorded in both production ($12.7 million) and price ($0.9 million).

Results

The operating ordinary result for the year ended December 31, 2004 showed a loss amounting to $1,321,060, which was lower than the $8,467,203 operating ordinary loss for the previous year by $7,146,143.

The net result for the year showed a loss of $19,900,444, which considering the profit for the previous year shows a loss of $46.4 million.

It is important to clarify that the net loss of $19,900,444 as of December 31, 2004 includes a loss of $14,965,990 as a consequence of the valuation of the debt in corporate notes after the restructuring at its net present value.

Shareholders' Equity

The debt ratio by the end of 2004 decreased 0.41% to 1.05%, as compared to the 1.46% debt ratio by the end of the previous year.

2. Equity and Results Structure

2.1 Equity Structure

	....2004....	....2003....	....2002....	....2001....	....2000....
Current Assets	21,485,294	17,209,203	25,282,795	39,516,417	41,600,498
Non-Current Assets	175,247,344	185,745,541	195,018,564	200,848,374	203,610,823
Total	**196,732,638**	**202,954,744**	**220,301,359**	**240,364,791**	**245,211,321**
Current Liabilities	9,606,709	8,199,989	6,652,690	9,180,705	17,466,879
Non-Current Liabilities	86,516,396	74,244,778	119,615,404	121,073,871	121,709,233
Subtotal	**96,123,105**	**82,444,767**	**126,268,094**	**130,254,576**	**139,176,112**
Shareholders' Equity	**100,609,533**	**120,509,977**	**94,033,265**	**110,110,215**	**106,035,209**
Total	**196,732,638**	**202,954,744**	**220,301,359**	**240,364,791**	**245,211,321**

2.2 Results Structure

Operating Ordinary Results	(1,321,060)	(8,467,203)	(3,412,343)	(1,148,988)	(716,569)
Financial Results	(18,579,384)	6,207,935	(57,268,309)	(1,607,999)	1,204,523
Net Ordinary (Loss) Income	**(19,900,444)**	**(2,259,268)**	**(60,680,652)**	**(2,756,987)**	**487,954**
Extraordinary Gain		28,735,980		6,831,993	5,283,465
(Loss) Income for the Year	**(19,900,444)**	**26,476,712**	**(60,680,652)**	**4,075,006**	**5,771,419**

2.3 Significant variations of accounts (between 12/31/04 and 12/31/03)

Cash and banks and Current investments

These two accounts, taken as a whole, showed a positive variation of $790,751, due to lower collection periods agreed-upon in the renegotiation of the agreement signed with CEMSA.

Accounts receivable

The $745,744 decrease in accounts receivable is due basically to a decrease in collection periods of the agreement signed with CEMSA, offset by an increase in the amount of sales of December 2005.

Other receivables

The approximate $3,760,000 increase in this account, is due mainly to the increase in VAT balances in favor of the company, the reimbursement of which for $1,530,000 is currently being requested, and the increase in the amounts advanced to natural gas suppliers for $2,080,000.

Property, plant and equipment

The $10.24 million negative variation in property, plant and equipment is due to the depreciation of the year, offset by additions for approximately $250,000, whose main items are Maintenance $145,000 and Vehicles $50,000.

Current and Non-Current Loans

The increase in current and non-current loans, which is comprised of the debt in corporate notes, is due to both the differences in the US dollar rate of exchange and the accrual of the net present value of corporate notes ($15.0 million).

3. Statistical data (in physical units)

	....2004.... GWh	....2003.... GWh	....2002.... GWh	....2001.... GWh	....2000.... GWh
Production volume	1,410	1,102	1,267	1,470	1,730
Sales volume	1,324	1,030	1,178	1,375	1,625

4. Ratios

	....2004....	....2003....	....2002....	....2001....	....2000....
Liquidity	2.23	2.09	3.80	4.30	2.38
Debt	1.05	1.46	0.74	0.84	0.76
Tied-up capital	0.89	0.91	0.88	0.84	0.83
Profitability	(0.18)	0.25	(0.59)	0.04	0.05

(1) Current Assets/Current Liabilities.
(2) Shareholders' Equity/Total Liabilities.
(3) Non-Current Assets/Total Assets.
(4) Income (Loss) for the year/average Shareholders' Equity

5. Prospects

Unfortunately, the long-awaited adjustment of prices contemplated in the laws that govern the Wholesale Electricity Market, and which is necessary for the Electricity Generation Sector to recovery its profitability, did not occur in 2004 and will not occur in 2005, either.

This being so because a Government plan aimed at increasing generation supply to 1,600 MW will begin in 2005 and, as promised by the authorities, prices will be adjusted as and when the two involved combined-cycle plants begin to deliver electricity to the MEM. It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied or the financial ability to finish them, are still uncertain.

There is a strong probability that the difficulties in the supply of natural gas experienced in 2004 will not only continue throughout 2005 but also get worse in the next two financial years. However, the experience acquired allows us to be more optimistic concerning the possibility of having our natural gas needs met, not only because the alternative of using natural gas from Bolivia (pending approval of the Energy Secretariat), continues to be available but also because of our plant's recognized strategic position in relation to the gas pipeline that begins in the Northwestern region (NOA) and gets its supply from Argentina and Bolivia's gas fields, using the remaining transport capacity existing in our location, and the consequent contribution of our generation to the insufficient transport capacity of natural gas in relation to the demand existing to the South of our location, where natural gas is used for industrial activities rather than for the generation of electricity.

The commercial agreements entered into with CEMSA to export electricity to Uruguay (150 MW) have been renewed under new commercial and financial terms which are better than those agreed-upon for 2004. Additionally, the agreement signed to export electricity to Brazil (60 MW), which will go into effect in May 2005, should also be mentioned.

As in 2004, in 2005 revenues will continue to decrease as compared to 2003 due to the application of resolutions 240 and 406 of the Energy Secretariat. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel).

Historically, and prior to the application of the aforementioned resolutions, CTG's revenues increased in winter. This allowed the Company to meet its financial commitments and afford maintenance costs. However, once again, this will not be the case in 2005.

From the financial point of view, we expect that the performance of 2004 will be improved and that the commitments we have taken on will be complied with satisfactorily.

AUDITORS' REPORT

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have audited the accompanying balance sheets of Central Térmica Güemes S.A. as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended, including notes 1 through 12 thereto and supplemental schedules I through V.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion thereon based on our audit performed with the scope mentioned in 2.

2. Scope of our work

We conducted our audit in accordance with auditing standards generally accepted in Argentina and established by the Argentine Federation of Professional Councils in Economic Sciences. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management.

3. Prior clarifications

As explained in note 1.c) to the financial statements, the Company is in a situation in which its revenues have been converted into pesos while part of its expenses and a significant part of its liabilities are denominated in US dollars.

The situations mentioned in note 1.c) create uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

4. **Opinion**

In our opinion, subject to the effects, if there were any, that could derive from the final outcome of the situation described in the preceding paragraph, the financial statements referred to in section 1, present fairly, in all material respects, the financial position of Central Térmica Güemes S.A. as of December 31, 2004 and 2003 and the results of its operations, the changes in shareholders' equity and cash flows for the financial years then ended, in conformity with accounting principles generally accepted in Argentina.

5. **Special information required by current legal regulations**
(for the year ended December 31, 2004)

a) The amounts of the financial statements mentioned in section 1 of this report, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements have been prepared, in all formal aspects, in accordance with the provisions of Law No. 19,550 and General Resolution No. 434/03 of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our audit, the scope of which is mentioned in section 2 of this report, we have examined the Informative Summary and the Additional Information for the financial year ended December 31, 2004 prepared by the Company's Board of Directors, as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence.

d) According to the Company's accounting records, liabilities accrued in favor of the Social Security Administration as of December 31, 2004, amount to $149,457.07, which are not due as of that date.

e) In compliance with the provisions of General Resolution No. 368/01 of the National Securities Commission, we report that during the year ended December 31, 2004:

   i) the quotient between the total of auditing services invoiced to the Company and the total invoiced to the Company for all concepts, including the auditing services, is 0.43;

   ii) the quotient between the total of auditing services invoiced to the Company and the total of auditing services invoiced to the Company and its parent company, is 0.84; and

   iii) the quotient between the total of auditing services invoiced to the Company and the total invoiced to the Company and its parent company for all concepts, including the auditing services, is 0.40.

6. The financial statements referred to in section 1 are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company, the results of its operations, the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

Autonomous City of Buenos Aires, March 9, 2005

CENTRAL TERMICA GÜEMES S.A.
Ruta 34, km. 1135 - General Güemes - Provincia de Salta

Corporate purpose:	(a) Industrial Activities: Operation of thermoelectric and hydroelectric generation plants or any other plants using any other energy source, whether owned by the Company or by third parties, for the generation, production and sale of electricity, as well as any other industrial or commercial activity complementary to or necessary for the carrying out of its purpose; (b) Import and Export of raw materials and any kind of goods, products and machinery related to the corporate purpose; (c) Services: Rendering and provision of assistance, maintenance, operation, administration and counseling services to both natural and artificial persons.
Registration Number with the Companies' Inspection Bureau of Salta:	35/99
Registration Number in the Court of Original Jurisdiction in Commercial Matters of the Province of Salta:	Folio 9/10, Entry 2425 of the Corporations Book 10
Filing date of the Company's by-laws with the Companies' Inspection Bureau:	September 18, 1992
Dates of amendments to the Company's by-laws:	September 2, 1993, May 14, 1999, July 8, 1999, October 5, 1999, February 29, 2000, April 25, 2002, December 4, 2002, April 29, 2004 and June 24, 2004.
Duration of the Company:	February 28, 2092
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes:	60%
Parent Company's main activity:	Investment in the share capital of Central Térmica Güemes S.A. and wholesale purchase and sale of electricity produced and to be consumed by third parties.

FISCAL YEAR No. 13
COMMENCED JANUARY 1, 2004

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
(stated in pesos – note 2)

CAPITAL STOCK STRUCTURE
(note 4)

	......2004 and 2003.... Subscribed and paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	**62,906,000**

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(stated in pesos – note 2)

	......12/31/04.....	.....12/31/03.....
ASSETS		
CURRENT ASSETS		
Cash and banks	5,858,828	5,081,256
Investments (schedule II)	90,049	76,870
Accounts receivable (note 3.1)	8,784,510	9,530,254
Other receivables (note 3.2)	5,694,893	1,933,284
Spare-parts and materials	1,057,014	587,539
Total Current Assets	**21,485,294**	**17,209,203**
NON-CURRENT ASSETS		
Accounts receivable (note 3.1)	205,006	
Other receivables (note 3.2)		53,335
Spare-parts and materials	3,913,161	4,570,000
Property, plant and equipment (schedule I)	171,129,177	181,122,206
Deferred tax (note 5)		
Total Non-Current Assets	**175,247,344**	**185,745,541**
TOTAL ASSETS	196,732,638	202,954,744
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable:		
Trade payables	4,538,103	4,915,390
Loans (note 6)	3,540,182	1,449,662
Payroll and social security charges	868,369	762,868
Taxes	653,211	1,028,897
Other liabilities	6,844	43,172
Total Current Liabilities	**9,606,709**	**8,199,989**
NON-CURRENT LIABILITIES		
Accounts payable:		
Loans (note 6)	84,726,639	72,048,700
Taxes	595,300	750,159
Total accounts payable	**85,321,939**	**72,798,859**
Reserves (schedule III)	1,194,457	1,445,919
Total Non-Current Liabilities	**86,516,396**	**74,244,778**
Total Liabilities	**96,123,105**	**82,444,767**
SHAREHOLDERS' EQUITY	**100,609,533**	**120,509,977**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**196,732,638**	**202,954,744**

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(stated in pesos – note 2)

	.....2004.....	.....2003.....
Net sales (note 3.4)	54,935,867	39,647,195
Cost of sales (schedule V)	(50,571,815)	(35,782,411)
Gross Profit	**4,364,052**	**3,864,784**
Selling expenses (schedule V)	(1,246,782)	(4,427,279)
Administrative expenses (schedule V)	(3,853,649)	(3,949,894)
Operating Loss	**(736,379)**	**(4,512,389)**
Financial and holding results		
Generated by assets		
Exchange rate difference, interest and holding result	53,363	650,033
Generated by liabilities		
Interest and exchange rate difference	(3,597,303)	19,051,645
Accrual of the net present value of corporate notes	(14,965,990)	(13,337,996)
Bank charges and expenses	(69,454)	(155,747)
Other income and expense, net	(584,681)	(3,954,814)
Income tax (note 5)		
Ordinary loss for the year	**(19,900,444)**	**(2,259,268)**
Extraordinary results		
Net gain on calculation of the present value of corporate notes (note 6)		28,735,980
NET (LOSS) INCOME FOR THE YEAR	**(19,900,444)**	**26,476,712**
Ordinary loss per share	**(0.32)**	**(0.03)**
Total (loss) earnings per share	**(0.32)**	**0.42**

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(stated in pesos – note 2)

	....Owners' contributions....		Legal reserve	Accumulated Deficit	Total
	Capital stock	Adjustment to capital			
Balances as of December 31, 2002	**62,906,000**	**86,016,073**	**1,391,572**	**(56,280,380)**	**94,033,265**
Net income for the year				26,476,712	26,476,712
Balances as of December 31, 2003	**62,906,000**	**86,016,073**	**1,391,572**	**(29,803,668)**	**120,509,977**
Net loss for the year				(19,900,444)	(19,900,444)
Balances as of December 31, 2004	**62,906,000**	**86,016,073**	**1,391,572**	**(49,704,112)**	**100,609,533**

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(stated in pesos – note 2)

	.....2004.....	.....2003.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Net ordinary loss for the year	(19,900,444)	(2.259.268)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation of property, plant and equipment	10,243,884	9.806.374
Net increase in allowances/reserves	239,335	7.769.079
Residual value of property, plant and equipment disposed of	1,909	
Unpaid (collected) interest, net present value and exchange rate differences accrued	14,153,350	(2,486,852)
Subtotal	**4,738,034**	**12,829,333**
Net extraordinary gain for the year		28,735,980
Adjustment to reconcile net gain to net cash provided by operating activities		
Gain on calculation of net present value of corporate notes		(33,969,817)
Subtotal	4,738,034	7,595,496
Net changes in operating assets and liabilities		
Decrease (increase) in accounts receivable	540,738	(1,421,049)
(Increase) decrease in other receivables	(3,761,609)	879,440
Decrease (increase) in spare-parts and materials	187,364	(322,312)
(Decrease) increase in trade payables	(377,287)	1,466,745
Decrease in payroll, social security charges, taxes and other liabilities	(461,372)	(98,457)
Use of allowances/reserves	(437,462)	(821,025)
Net cash provided by operating activities	**428,406**	**7,278,838**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(252,764)	(3,319,247)
Net cash used in investing activities	**(252,764)**	**(3,319,247)**
FINANCING ACTIVITIES		
Net increase (decrease) in loans	615,109	(9,083,000)
Net cash provided by (used in) financing activities	**615,109**	**(9,083,000)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**790,751**	**(5,123,409)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**5,158,126**	**10,281,535**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**5,948,877**	**5,158,126**

(1) Cash and banks and Investments

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

1. EXCHANGE OF CORPORATE NOTES – THE COUNTRY'S ECONOMIC CONTEXT – SPECIFIC SITUATION OF BOTH THE ELECTRICITY SECTOR AND THE COMPANY

a) Exchange of Corporate Notes

As from June 2002, due to the uncertainty caused by the serious economic and financial crisis which the country and the electricity market in general had been going through, the Company's Board of Directors decided to begin conversations with the holders of Corporate Notes -floating rate for US$ 54,000,000 due in 2010- (the "Notes"), so as to rediscuss with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon and approved in the Company's court-supervised reorganization (the Agreement).

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25,561 and 25,563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) in relation to the holders of Corporate Notes: (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of the Notes issued under the Agreement, to inform them about the Company's need to change the terms and conditions of the Agreement, as a consequence of the New Regulations and the new economic and political context of both the country and the electricity sector, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

Given that the Company had not defaulted on interest payments of the Notes, the main creditors were not interested in initiating negotiations of any kind.

On November 15, 2002, the Board of Directors called a Special Shareholders' Meeting in order to obtain the legally required consent to prepare the terms and conditions of the exchange offer to be made to the holders of the Notes issued under the Agreement.

On December 4, 2002, the Special Shareholders' Meeting unanimously approved the proposal submitted by the President, which consisted of modifying sections five and six of the Company's By-laws in order to have a new element for negotiating the future proposal for the restructuring of the Company's financial debt, subjecting the capital increase to be proposed and those amendments, to the acceptance of proposal No 1, described in the "Exchange Offer", by Corporate Note holders.

The aforementioned "Exchange Offer" was made on December 20, 2002 and its maturity date, originally fixed for January 31, 2003, was extended until February 14, 2003. In the "Exchange Offer", the Company offered Corporate Note holders two proposals which consisted of:

Proposal No. 1:
Up to a maximum amount of US$ 32,400,000 in new Corporate Notes at an annual interest rate of 3%, with final maturity in 2013, ("New Corporate Notes Proposal 1") and up to a maximum of 24,840,000 common shares Class D of its common stock, nominal value 1.00 each, representing approximately 28.31% and 7.32% of the Company's capital stock and voting rights, respectively. For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange, the Company would issue "New Corporate Notes Proposal 1" for a principal amount of US$ 600 and 460 shares.

Proposal No. 2:
Up to a maximum amount of US$ 54,000,000 in Corporate Notes at an annual interest rate of 2%, with final maturity in 2013 ("New Corporate Notes Proposal 2"). For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange pursuant to this proposal, the Company would issue "New Corporate Notes Proposal 2" for a principal amount of US$ 1,000.

In the Board of Directors' meeting held on February 27, 2003, the President informed the Directors that the previously mentioned "Exchange Offer" had been concluded on February 26, 2003, at 5 p.m. New York time.

Subsequent to that, he proposed that, taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of Outstanding Notes), the condition established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of Outstanding Corporate Notes principal, be dispensed and that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market, still pending, be accepted.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding corporate notes amounts to US$ 22,331,400 (the "Remaining Corporate Notes").
The Company's Board of Directors stated that the purpose of the new corporate notes is to restructure the debt. Therefore the purpose of refinancing of liabilities mentioned in section 35 of the Corporate Notes Law is applicable to this case.

On March 17, 2003, in accordance with the prohibitory injunction issued on the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement (the "Action for the Review of the Agreement"), the Company's Board of Directors was authorized to suspend the accrual and payment of interest installments maturing as from March 26, 2003 under the terms stipulated in the Agreement and, in consequence whereof, was authorized to pay them in accordance with the terms of the judicial proposal contained in the Action for the Review of the Agreement –annual rate of 2%- until final judgment on the subject-matter of the Action for the Review of the Agreement were issued (the "Judgment").

On August 5, 2003, the Company was notified of a complaint (the "Complaint") filed in the Courts of New York (the "Court") by an alleged holder of US$ 4,700,000 (Van Eck Global Opportunity Master Fund, Ltd., hereinafter referred to as "Van Eck"). After the presentations made by Van Eck, the Company came to a settlement (the "Settlement") whereby Van Eck agreed to abandon the action and waive its right (the "Abandonment/Waiver"), in exchange for the Company's commitment to purchase from Van Eck a portion of the corporate notes that would replace the Remaining Corporate Notes, which would be issued immediately after the rendering of the Judgment approving the Action for the Review of the Agreement and ordering the exchange of the Remaining Corporate Notes for the new corporate notes (the "New Corporate Notes").

On October 3, 2003, the Judgment granting the Company's petition for the Approval of the Out-of-Court Agreement on the Adaptation of the Agreement and the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement, was rendered and, in consequence whereof, the following was resolved: (1) to approve the Out-of-Court Agreement on the Adaptation of the Agreement in accordance with the terms of the Trust Agreement entered into on March 11, 2003 with the Holders of New Notes, which represents the amount of US$31,668,600 of the claims relating to corporate notes, (2) to consider reviewed the Agreement which represents the amount of US$22,331,400 of the claims relating to corporate notes under the terms of the Alternative 2 of the Judicial Proposal to Adapt the Agreement, consisting of the issuance of new notes, under the proposed terms and conditions, maturing in 2013 and at an annual interest rate of 2% payable semiannually following the maturity order of interest payments that the Company has been paying.

Consequently, and given that the conditions stipulated in the Settlement agreed on with Van Eck were fulfilled, the Company purchased, during the first week of November 2003, the portion of the New Corporate Notes agreed-upon in the Settlement, equivalent to US$400,000, and Van Eck abandoned the action and waived its right

The statements included herein concerning the Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency or applicable rate of exchange, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

b) The country's economic context

Since 1998, Argentina had been immersed in a difficult economic situation whose first indicators were recession and the fall of the gross domestic product. This situation worsened after the Government's possibility of gaining access to credit lines was severely restricted. This restriction led to Argentina's default on its public debt held by local and foreign investors, banks and pension fund administrators. Additionally, the Argentine Congress passed the Economic Emergency and Foreign Currency Exchange System Reform Law which implied not only the end of the convertibility system under which the peso had been pegged at par with the US dollar, but also the devaluation of the peso by approximately 200%.

In order to avoid or mitigate the impact of said devaluation on public utility rates, and based on the provisions of the aforementioned Law, the Federal Government converted into pesos the prices of electricity at the rate of 1 peso per US dollar. Furthermore, the government, through several regulations, intervened in the setting of the prices in the electricity market which, until then had been fixed based on the supply and demand. Moreover, the aforementioned Law authorized the Federal Government to renegotiate the contracts with public utility companies.

In the last two years, the Argentine economy has begun to recover showing a significant increase in the gross domestic product. Moreover, in February 2005, the international public debt swap was concluded. However, the future of the electricity sector is still uncertain.

c) Specific situation of both the electricity sector and the Company

The adjustment of prices contemplated in the laws that govern the Wholesale Electricity Market (MEM) and which is necessary for the Electricity Generation Sector to recover its profitability, did not occur in 2004. The government has intervened in the setting of MEM prices by freezing the seasonal price of energy at a price that is not enough to cover production costs, causing the Stabilization Fund to run out and be insufficient to finance the MEM. Furthermore, the government created a fictitious mechanism for setting the spot price of energy, considering the free availability of natural gas in thermal power plants and excluding liquid fuels in the setting of the price. However, the lack of natural gas resulted in an increased use of liquid fuels as compared to that of previous years.

On the other hand, there is uncertainty concerning the availability of natural gas to supply thermal power plants due to the poor level of investments made in natural gas exploration and transportation since 2002. There is a strong probability that the difficulties in the supply of natural gas experienced in 2004 will not only continue throughout 2005 but also get worse in the next two financial years.

No adjustment of prices is expected to occur during 2005. As promised by the authorities, prices will be adjusted when new thermal power plants are in operation and generation capacity is thereby increased (see note 10). It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied, or the financial ability to finish them, are still uncertain.

The Company is in a situation in which its revenues have been converted into pesos, while part of its expenses and a significant part of its liabilities are denominated in US dollars.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING CRITERIA

Accounting principles applied - These financial statements have been prepared in accordance with the disclosure and valuation criteria set forth by General Resolution No 368 (amended text) of the National Securities Commission ("CNV"), which includes Technical Resolutions Nos. 6, 8, 9, 16, 17, 18, 19 and 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), with the amendments introduced by the CNV.

Consideration of the effects of inflation - Given the low level of significance of the variations recorded in the domestic wholesale price index, which is the index used for the restatement of financial statements to reflect the effects of inflation, during the period of December 2002 to September 2003, the Company decided not to restate its financial statements as from January 1, 2003. The effect of not having restated the financial statements from January 1 through September 30, 2003 (as required by the generally accepted accounting principles), is not significant on the financial statements taken as a whole.

The main accounting criteria applied in the preparation of the financial statements are as follow:

Monetary items – Cash and banks, receivables, payables and allowances/reserves in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of each year. Non-current credit and debit balances that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value (except for the liability for corporate notes), being non-significant the differences in relation to their present values. This same criterion has been applied to current credit and debit balances, as the year may be regarded as a period of monetary stability due to the low variations recorded in the domestic wholesale price index.

Foreign currency denominated assets and liabilities – They have been valued at the rate of exchange in effect as of the end of each year, plus interest accrued, if any (See Refinancing of liabilities – Corporate Notes).

Investments – Time deposits have been valued including interest accrued through the end of each year. Mutual funds as of December 31, 2003 have been valued at the quoted price.

Spare-parts and materials – They have been valued at their estimated replacement cost as of the end of each year.

Property, plant and equipment – Property, plant and equipment have been restated as indicated in the first part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for turbines, boilers and related equipment, for which the unit of production method was applied.

Allowances – deducted from assets – They have been recorded to adjust the valuation of trade receivables and the other non-current receivables, based on the analysis of receivables whose collection is uncertain as of the end of each year.

Income tax – The Company determined income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes or when there exist tax losses that may be applied to offset future taxable income.

Refinancing of liabilities – Corporate Notes – Technical Resolution No. 17 of the FACPCE establishes that whenever a debt between independent parties were subject to an interest rate significantly lower than that of the market, the debt will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the transaction. Furthermore, it establishes that whenever a debt between independent parties were replaced by another, whose terms and conditions were significantly different from those originally agreed-upon, the pre-existing account will be closed and a new debt will be recognized, which will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the debt. Additionally, the regulation states *juris et de jure* that the terms and conditions are substantially different if the discounted value of the new debt differs from the discounted value of the refinanced debt in, at least, ten percent. In this regard, and as mentioned in notes 1 and 6, the Company considers that the interest rate of corporate notes is significantly lower than that of the market and that the exchange of corporate notes carried out during fiscal year 2003, constitutes a refinancing in accordance with the applicable accounting principles. Therefore, the existing debt was written off and the new debt was recognized at its present value, using annual rates of 12, 11.52 and 10% as of December 31, 2002, 2003 and 2004, respectively.

Earnings (losses) per share – Given that the Company has issued neither preferred shares nor corporate notes convertible into common shares, only the basic earnings(losses) per share have been disclosed.

Reclassifications and/or adjustments – Certain amounts in the financial statements as of December 31, 2003 have been reclassified and/or adjusted in order to conform them with the December 31, 2004 presentation.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the first part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the first part of this note.

Prior year's adjustment and reclassifications– Due to the application of the provisions of Technical Resolutions Nos. 16 through 20 mentioned in the first paragraph of this note, the shareholders' equity balance as of December 31, 2002 has been modified in accordance with the following detail:

	...2002...
Accrual of the net present value for the year 2002 and effect of the net exchange rate on the debt for corporate notes at present value	19,763,773
Deferred tax assets	27,190,000
Allowance for deferred tax assets	(27,190,000)
Total	(*) 19,763,773

(*) Charged as financial result in fiscal year 2002.

Income statement accounts – Income statement accounts have been maintained at their historical values, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment), which have been determined according to the restated values of those assets.

Recoverable value – Due to the country's economic situation and its impact on both the electricity market and the Company's operations, as detailed in notes 1.c), 9 and 10, it has not been possible to determine the recoverable value of property, plant and equipment existing as of December 31, 2004.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivable

	..12/31//04..	..12/31/03..
Current		
CAMMESA	2,249,641	2,254,462
Debtors of the term market	7,252,622	8,958,826
Parent Company – Powerco S.A.	2,436,536	1,471,255
Receivables in litigation	1,020,837	1,020,837
Allowance for bad debts (schedule III)	(4,175,126)	(4,175,126)
	8,784,510	**9,530,254**

Non-current accounts receivable as of December 31, 2004, include the balances with CAMMESA for sales credits pursuant to the provisions of Resolution No. 406/03 (see note 10).

The breakdown of the balances as of December 31, 2004, according to their collection or use period, is as follows:

a) To become due:	
within 6 months	8,468,143
b) Past due	
between 3 and 6 months	59,553
between 6 and 12 months	4,431,940
c) More than 1 year	205,006
Allowance for bad debts	(4,175,126)
Total	**8,989,516**

Accounts receivable do not accrue interest nor are they subject to adjustment clauses.

3.2 Other receivables

	..12/31/04..	..12/31/03..
Current:		
Advances to suppliers	2,448,130	364,409
Tax credits	2,325,586	794,332
Prepaid expenses	650,144	617,751
Miscellaneous	271,033	156,792
	5,694,893	**1,933,284**
Non-current:		
EDESA S.A. – 132 Kv power line (note 8)	3,653,335	3,653,335
Allowance for doubtful accounts (schedule III)	(3,653,335)	(3,600,000)
		53,335

The breakdown of the balances as of December 31, 2004 according to their collection or use period is as follows:

a) To become due:	
within 3 months	2,448,130
between 3 and 6 months	2,975,730
more than 1 year	3,653,335
b) With no specified due date	271,033
Allowance for doubtful accounts	(3,653,335)
Total	**5,694,893**

These receivables do not accrue interest, except for certain advances to suppliers.

3.3 Liabilities

The breakdown of the balances as of December 31, 2004 according to maturity is as follows:

To become due:	
within 3 months (2)	6,059,683
between 3 and 6 months	3,540,182
more than 1 year (1)	85,321,939
With no specified due date	1,201,301
	96,123,105

(1) Includes a debt at discounted value for the issuance of corporate notes for $84,726,639 (nominal value 159,728,000) maturing in 2013, which accrues interest at an annual rate of 2%, payable semiannually (See notes 1, 2 and 6).

(2) Includes a balance with Powerco S.A. (Parent Company) for 1,770,683 and 300,000 for a loan granted by CAMMESA to finance major maintenance activities performed in fiscal year 2003, in one of the 60MW generation groups. The repayment of the aforementioned loan has been secured through a trust agreement whereby the Company assigned its collection right of the exports to Uruguay up to a monthly average of 4.54 MW/h.

3.4 Net sales

	.....2004.....	.....2003.....
Sales of electricity	57,826,367	44,245,175
Discounts for services received	(2,710,500)	(4,417,980)
Municipal contribution	(180,000)	(180,000)
	54,935,867	**39,647,195**

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of December 31, 2004 and 2003 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

The Company determines income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes or when there exist tax losses that may be applied to offset future taxable income.

As of December 31, 2004, total temporary differences and existing tax losses represent a net deferred tax asset of approximately 21,025,000. However, the Company has recorded an allowance for the total amount of the deferred tax asset given that its recoverability during the period in which it may be applied to offset taxable income is uncertain. Furthermore, as of December 31, 2004 and 2003, no income tax reserve has been recorded due to the existence of tax losses.

The breakdown of the net deferred tax asset as of December 31, 2004 and 2003 is as follows:

Detail	12/31/04	12/31/03
Tax losses	39,360,000	39,480,000
Undeductible allowances	2,600,000	2,860,000
Temporary liability differences	(20,935,000)	(25,740,000)
Net assets	21,025,000	16,600,000
Allowance for deferred tax assets (schedule III)	(21,025,000)	(16,600,000)
Balance	**0**	**0**

The net movement of the deferred tax asset during this year amounts to 4,425,000 (gain) for which amount the Company has recorded an allowance (see schedule III).

As to the tax on minimum presumed income, in March, 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to this tax. The Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.

6. LOANS

	..12/31/04..	..12/31/03..
Current:		
Current account overdrafts	345,622	543,153
Interest on Corporate Notes (schedule IV)	3,194,560	906,509
	3,540,182	**1,449,662**
Non-Current:		
Corporate Notes (schedule IV)	**84,726,639**	**72,048,700**

Through March 2003, outstanding corporate notes at a floating interest rate, with final maturity in 2010, amounted to US$ 54,000,000.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. The remaining amount of outstanding Corporate Notes for US$ 22,331,400 was restructured on October 3, 2003, as a consequence of the favorable Judgment in the Action for the Review of the Agreement filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013.

In November 2003, the aforementioned amount was reduced in US$ 400,000 due to the purchase of Corporate Notes as a consequence of the settlement agreed on with Van Eck who had filed a complaint. Subsequent to this event, the restructured debt amounts to US$ 53,600,000, which at present values of December 31, 2004 (see note 2 "Refinancing of liabilities – Corporate Notes") amounts to US$ 29,503,758.

The recording of the restructured debt for Corporate Notes at its present value, as required by generally accepted accounting principles, resulted in a gain, whose calculation is detailed below, which has been charged to prior years' results in fiscal year 2002, and to the extraordinary results for fiscal year 2003:

	US$	**Rate of exchange**	**Pesos**
Present value of Corporate Notes prior to the restructuring applying an annual discount rate of 12% as of September 30, 2003	36,432,480	2.91	106,018,517
Present value of Corporate Notes after the restructuring applying an annual discount rate of 11.52% as of December 31, 2003	24,590,000	2.93	**72,048,700**
Subtotal			33,969,817
Expenses related to the restructuring of the debt incurred during fiscal year 2003			(5,233,837)
Extraordinary gain on calculation of the present value of the restructured debt charged to the income for the year ended December 31, 2003			**28,735,980**

	US$	**Rate of exchange**	**Pesos**
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of December 31, 2003	24,899,389	2.93	72,955,209
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of December 31, 2004	29,503,758	2.98	87,921,199
Evolution of the present value			**(*) 14,965,990**

(*) Included in the statement of operations under "Accrual of the net present value of corporate notes"

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 1,194,457 as of December 31, 2004. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A. (the "Agreement"), whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect.
- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation. By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

On July 5, 2002, the effects of the Agreement were suspended, suspension that has been successively extended until January 31, 2005.

As of December 31, 2004 and 2003, disbursements made to finance this work amounted to 3,653,335 and have been recorded as Other non-current receivables. Due to the uncertainty regarding the recoverability of this credit, the Company's management has decided to record an allowance for 3,653,335 (schedule III).

9. RESTRICTIONS ON THE SETTING OF THE SPOT PRICE – RESOLUTION 240/03 OF THE ENERGY SECRETARIAT

The electricity generated by the Company is sold in the Wholesale Electricity Market in two ways: in the Term Market, through supply or electricity agreements entered into between the parties, and in the Hourly Price Market, or "Spot" Market, at the hourly price set by CAMMESA, based on the supply and demand.

The "freezing" of the Seasonal Price of energy at a price that was not enough to cover production costs, caused the Stabilization Fund to run out and be insufficient to finance the Wholesale Market. Having as an excuse the lack of transparency in the supply of natural gas to power generation plants, but with the clear aim of not increasing the loss and until the supply were stabilized, the Regulatory Authority took control of the Spot Price Market through Resolution 240/03 of the Energy Secretariat issued on 08/14/03. Although this resolution was published in the *Official Gazette* on 08/19/03, it has been applied since 08/15/03.

This resolution does not include, in the setting of the price, the Cost of Water used for the economic dispatch in dam stations, and creates a fictitious mechanism for setting the price, considering the free availability of natural gas in thermal power plants in operation or that could be in operation within the next hour, thus excluding liquid fuels in the setting of the price.

By note No. 526 of the Under-Secretariat of Energy, dated 10/09/03, the Regulatory Authority suspended the application of Resolution 240/03 as long as no restrictions existed in the supply of natural gas. This measure was soon nullified by Note S.C.E.E. No. 65 dated January 30, 2004, which went into effect as from that same date and when the first supply restrictions occurred.

10. RESTRICTIONS ON THE COLLECTION OF CREDITS WITH CAMMESA – RESOLUTION 406/03 OF THE ENERGY SECRETARIAT – RESOLUTIONS 949/04 AND 956/04

The electricity, capacity and related services sold by the Company in the Wholesale Electricity Market result in economic transactions managed by CAMMESA, whose economic funds derive from the balance of prices that should be observed between those who pay and those who produce the traded good.

As the Regulatory Authority did not fix a uniform price, stabilized every 90 days, that included generation and transportation costs, as established in section 36 of Law No. 24,065, the Stabilization Fund ran out and became insufficient to finance the Wholesale Market. In order to priorize payment to creditors in view of the insufficient economic resources, and until the seasonal price were set at a balanced value, the Authority took control of the Market by means of Resolution 406/03 of the Energy Secretariat issued on 09/08/03 and retroactively applied since 09/01/03.

The effects of the aforementioned measure make it possible to anticipate an additional decrease in revenues since the aforementioned resolution –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the Seasonal Fund recovers.

On August 6, 2004, the Energy Secretariat, through Resolution No. 826/04, invited all the Agents that are creditors of the Wholesale Electricity Market (MEM), to participate in the setting up of the "Fund for the necessary investments to increase electricity supply in the Wholesale Electricity Market" (hereinafter referred to as 'FONINVEMEM"), by investing in said fund, their sales credits with maturity date to be defined deriving from Resolution No. 406/03 of the Energy Secretariat, during the period of January 2004 through December 2006, considering for the calculation of the amount that each Agent will contribute during this period, that the power contracted by each generator of the MEM in the Term Market for the May-July 2004 quarter, will not be increased.

With regard to the aforementioned Resolution No. 826/04, on October 1, 2004 the Energy Secretariat issued Resolution No. 956/04 which states that the consolidated balances will be earmarked for the FONINVEMEM fund.

It should be pointed out that the FONINVEMEM fund was created through Resolution No. 712/04 of the Energy Secretariat dated July 12, 2004, with the aim of administering the economic resources earmarked for the investments that would allow for the increase of electricity supply towards 2007.

The above-mentioned Resolution states that for those MEM Agents who decide not to participate in the FONINVEMEM fund by applying the percentage that would result from their sale credits with no defined maturity date, the Energy Secretariat will carry out an analysis and subsequently issue the corresponding regulations concerning the issuance of the documents representing an electricity volume Megawatts hour (MWh) compatible with the sale credits not involved in the setting up of the above-mentioned Fund, for their exchange. These documents will be paid as from the date on which the works built with the resources of the Fund provide enough genuine incomes.

As of December 31, 2004, the Company did not participate in the FONINVEMEM, and its balance with CAMMESA for sales credits amounted to 328,010, which the latter will begin to pay as from March 15, 2005 in twenty-four monthly and consecutive installments.

On September 21, 2004, the Energy Secretariat issued Resolution No. 949/04 whose purpose was to differentiate, in reference to price, the treatment to be given to the electricity to be exported from the electricity to be used in the domestic market. Said resolution established that the price applicable to the export of electricity, would be the maximum between the Marginal Operation Cost (CMO) and the spot prices according to Resolution No. 240/04.

The CMO is the price of the most expensive machine in operation, regardless of the type of fuel it uses. In summer time and when no gas restrictions exist, this price may be equivalent to the spot price according to Resolution 240/04, but in winter, due to the use of liquid fuels, the CMO may amount to $240/MWh in contrast with the $40/MWh of the spot price according to Resolution 240/04.

Due to the significant differences, the Company began negotiations with CEMSA in order to renew, under new and mutually satisfactory terms, the agreement to export electricity to Uruguay for another period until April 2007.

The agreement signed stipulates a plan of power and energy payments in advance which, after having done an economic assessment, results in an additional contribution of approximately one million pesos as compared to that foreseen prior to Resolution No. 949/04.

11. NATURAL GAS SUPPLY

On February 13, 2004, the Federal Government issued Decrees Nos. 180/04 and 181/04 which modified the regulatory framework of the natural gas market. The changes introduced could affect natural gas supply agreements entered into by the Company, most of which require to be regulated by the Energy Secretariat.

On April 22, 2004, the Federal Planning Ministry, based on the aforementioned Decree No. 181/04, issued Resolution No. 208/04 which approves the natural gas price agreement reached by the Energy Secretariat and gas producers. Said agreement provides for a gradual increase in gas prices that affects power generation plants. Those hikes in gas prices have been recognized by the Company as from the past May 31, date since which CAMMESA has also recognized them in the fixing of the spot wholesale prices of electricity.

As for natural gas supply, the most relevant event was the load reduction in winter owing to lower supply from producers. Due to these restrictions, an agreement was signed with Petrobras for the supply of gas from Bolivia, for 250,000 m3, take or pay, and a surplus of up to 500,000 m3 at a price of US$1.6/per million BTU. Through Note 622/2004 dated 06/30/2004, the Energy Secretariat authorized CTG to operate with imported natural gas at a maximum price of US$1.4/per million BTU, until 10/31/2004. Petrobras agreed to adjust the price of gas to the maximum price authorized by the Energy Secretariat. The natural gas purchase operation began on July 6, 2004. The total volume of gas from Bolivia consumed by the Company during 2004 amounted to 23,421,230 m3.

In 2004, the Energy Secretariat, through CAMMESA, assigned the Company 3,081,702 m3 of natural gas, of which 412,000 m3 were received in June 2004, 339,702 m3 in July 2004, 1,250,000 m3 in August 2004 and 1,080,000 m3 in December 2004.

With regard to the natural gas supply contract, an agreement was signed with producers for a 12-month period beginning May 1, 2004 and ending April 30, 2005 for a daily volume of 1,000 dam3.

As for natural gas transportation, the agreements signed with Transportadora de Gas del Norte S.A. and the distributor for a daily volume of 350 dam3 and 250 dam3, respectively, are still in effect.

12. EXPORT OF ELECTRICITY

a) Uruguay

Due to the existing agreement with Comercializadora de Energía del Mercosur S.A. (CEMSA), (the "Agreement"), on November 14, 2004 the Company entered into an agreement with CEMSA for the sale of 150 MW–aimed at helping the latter with the sale and export of electricity to the Administración Nacional de Usinas y Transmisiones Eléctricas de la República Oriental del Uruguay. Said agreement took into account (i) the latest resolutions issued by the Energy Secretariat, (ii) the criterion adopted by CEMSA for interpreting the provisions of Resolution No. 949 with regard to the setting of the price for the export of electricity and its direct effect on the Agreement, and (iii) the need for a global accord that would resolve the disputes over the aforementioned interpretation of Resolution 949 and the differences that have arisen between both companies as from March 2004, resulting mainly from CAMMESA's unexpected decision not to support the Agreement with the Company's own generation or co-generation produced in the MEM.

b) Brazil

On July 31, 2003 the Company entered into an agreement for the sale of generation to export power and electricity in the name and by order of Comercializadora de Energía del Mercosur S.A. ("CEMSA"). It is estimated that said agreement will go into effect as from May 1, 2005 and will end on July 31, 2022. Pursuant to the agreement, the Company has agreed to provide 119 MW of power at a price that will range from US$1,200 to 1,300/MW-month, plus a fixed charge of US$2,000/MW-month. However, it has been agreed that the price of electricity will be adjusted in accordance with the evolution of the price of natural gas.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
(stated in pesos – note 2)

PROPERTY, PLANT AND EQUIPMENT

	2004										2003
	Original values				Depreciation					Net value	Net value
	Balance at beginning of year	Increases	Decreases	Balance at end of year	Accumulated at beginning of year	Disposals	Current Year Rate %	Current Year Amount	Accumulated at end of year		
Land	1,754,085			1,754,085						1,754,085	1,754,085
Buildings	60,295,042	4,500		60,299,542	16,994,672		2.55	1,274,924	18,269,596	42,029,946	43,300,370
Turbines	97,289,830			97,289,830	42,150,908		(*)	2,935,423	45,086,331	52,203,499	55,138,922
Boilers	98,099,950			98,099,950	34,414,501		(*)	2,397,188	36,811,689	61,288,261	63,685,449
Transformers	13,874,144			13,874,144	6,233,327		(*)	457,723	6,691,050	7,183,094	7,640,817
Water treatment plant	2,575,554			2,575,554	1,001,913		(*)	84,962	1,086,875	1,488,679	1,573,641
Auxiliary equipment	831,733			831,733	373,752		(*)	27,450	401,202	430,531	457,981
Gas plant and gas pipeline	4,182,340			4,182,340	1,879,038		(*)	137,982	2,017,020	2,165,320	2,303,302
Tools	842,656	3,340		845,996	842,656		10.00	334	842,990	3,006	
Vehicles	524,358	51,416	22,389	553,385	451,509	22,389	20.00	23,180	452,300	101,085	72,849
Furniture and fixtures	1,584,292	16,717	1,909	1,599,100	1,536,092		20.00	50,725	1,586,817	12,283	48,200
Facilities	818,856	26,799		845,655	818,856		20.00	5,360	824,216	21,439	7,262
Software	190,969	4,980		195,949	190,969		33.00	1,643	192,612	3,337	
Maintenance expenses	15,775,020	145,012		15,920,032	10,628,430		16.67	2,846,990	13,475,420	2,444,612	5,139,328
TOTAL 12/31/04	**298,638,829**	**252,764**	**24,298**	**298,867,295**	**117,516,623**	**22,389**		**10,243,884**	**127,738,118**	**171,129,177**	
TOTAL 12/31/03	**295,337,064**	**3,319,247**	**17,482**	**298,638,829**	**107,727,731**	**17,482**		**9,806,374**	**117,516,623**		**181,122,206**

(*) These assets are depreciated by applying the unit of production method

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
(stated in pesos – note 2)

INVESTMENTS

Type of investment	Recorded value 12/31/04	Recorded value 12/31/03
CURRENT INVESTMENTS		
Mutual funds		23,530
Time deposits	90,049	53,340
TOTAL CURRENT INVESTMENTS	**90,049**	**76,870**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
(stated in pesos – note 2)

ALLOWANCES AND RESERVES

Items	2004					
	Balance at beginning of year	Increases		Decreases		Balance at end of year
Deducted from assets						
Allowance for bad debts	4,175,126					4,175,126
Allowance for other doubtful accounts	3,600,000	53,335	(3)			3,653,335
Allowance for deferred tax assets	16,600,000	4,425,000	(1)			21,025,000
TOTAL 12/31/04	**24,375,126**	**4,478,335**				**28,853,461**
TOTAL 12/31/03	**28,365,126**	**6,600,000**		**10,590,000**		**24,375,126**
Included in liabilities						
Contingency reserve	1,445,919	186,000	(4)	437,462	(2)	1,194,457
TOTAL 12/31/04	**1,445,919**	**186,000**		**437,462**		**1,194,457**
TOTAL 12/31/03	**1,097,865**	**1,169,079**		**821,025**		**1,445,919**

(1) Charged to income tax in the statement of operations
(2) To cover foreseen events
(3) Charged to Selling expenses – Schedule V
(4) Charged to other income and expense, net

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	12/31/04				12/31/03		
	Currency and amount		Rate of exchange $	Booked amount in local currency (pesos)	Currency and amount		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	US$	1,017,064	2.94	2,990,168	US$	1,018,714	2,933,898
Investments					US$	8,170	23,530
Total Current Assets				2,990,168			2,957,428
TOTAL ASSETS							2,957,428
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	US$	1,072,000	2.98	3,194,560	US$	309,389	906,509
Total Current Liabilities				3,194,560			906,509
NON-CURRENT LIABILITIES							
Loans							
Corporate notes (*)	US$	28,431,758	2.98	84,726,639	US$	24,590,000	72,048,700
Total Non-Current Liabilities				84,726,639			72,048,700
TOTAL LIABILITIES				87,921,199			72,955,209

(*) Present value (see note 6)

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(stated in pesos – note 2)

COST AND EXPENSES

Items	2004 Cost of sales	2004 Selling expenses	2004 Administrative expenses	2004 Total	2003 Total
Fees			197,973	197,973	220,332
Salaries and wages	4,127,372	730,804	678,660	5,536,836	5,560,412
Social security charges	669,664	114,826	131,435	915,925	1,016,529
Fuel	32,769,045			32,769,045	19,023,478
Spare-parts and materials	1,073,607			1,073,607	585,911
Services contracted	858,917	124,993	943,754	1,927,664	1,796,596
Communications			303,968	303,968	327,942
Office expenses		95,722	215,565	311,287	296,190
Depreciation of property, plant and equipment	10,215,906		27,978	10,243,884	9,806,374
Insurance	855,421			855,421	979,711
Taxes and rates	1,668		693,970	695,638	605,845
Bad debts					3,000,000
Miscellaneous	215	180,437	660,346	840,998	940,264
TOTAL 2004	**50,571,815**	**1,246,782**	**3,853,649**	**55,672,246**	
TOTAL 2003	**35,782,411**	**4,427,279**	**3,949,894**		**44,159,584**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE YEAR ENDED DECEMBER 31, 2004

(stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous periods or which could affect comparison with those to be presented in future periods:

   See notes 1 c), 9 and 10 to the financial statements, regarding the changes introduced to the Argentine economic framework and their impact on the Company.

3. Classification of credit and debit balances:

   See notes 3.2., 3.3. and 3.4.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Receivables	Payables
1. In local currency (includes allowances/reserves).	14,684,409	8,201,906
2. In foreign currency (US dollars)	.	87,921,199
TOTAL	**14,684,409**	**96,123,105**

   b) The classification according to the type of adjustment is as follows:

	Receivables	Payables
1. Subject to adjustment clause		1,118,655
2. With no adjustment clause	14,684,409	95,004,450
TOTAL	**14,684,409**	**96,123,105**

c) The classification according to the accrual or not of interest is as follows :

	Receivables	Payables
1. Accruing interest (net of allowances /reserves)	3,653,335	84,726,639
2. Not accruing interest	11,031,074	11,396,466
TOTAL	**14,684,409**	**96,123,105**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital and votes.

   None.

   b) Balances with Subsidiary and Related Companies (Powerco S.A.(Parent)):

Accounts receivable	2,436,536
Trade payables	1,770,683

   c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stocktakings over the year.

   There are no supplies in a damaged condition, out of use or tied-up.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical appraisal reserve when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations.

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, see note 2, under "Recoverable value".

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	118,100	101,085
Fixed asset and spare-parts and materials (except land and vehicles)			
	Total	217,000,000	174,244,182

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future capital subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19,550 and the regulations of the National Securities Commission, we have examined the documents detailed in caption I. These documents are the responsibility of the Company's management. Our responsibility is to express an opinion thereon, based on the review performed with the scope mentioned in caption II

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of December 31, 2004.

b) Statement of operations for the year ended December 31, 2004.

c) Statement of changes in shareholders' equity for the year ended December 31, 2004.

d) Statement of cash flows for the year ended December 31, 2004.

e) Notes 1 through 12 and supplemental schedules I through V for the year ended December 31, 2004.

f) Informative summary required by the National Securities Commission for the year ended December 31, 2004.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the year ended December 31, 2004.

h) Directors' Annual report and Inventory for the year ended December 31, 2004.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations established in Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences. Those regulations require that financial statements be examined in accordance with auditing standards generally accepted in Argentina and that such review include verification of the consistency of the documents and information subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in items a) through e) of caption I, we have examined the audit performed by the external auditors, Deloitte & Co S.R.L., who issued their report dated March 9, 2005, in accordance with auditing standards generally accepted in Argentina. Our review included the conclusions of the audit performed by said auditors.

An audit requires that the auditors plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Provided that it is not the responsibility of the statutory auditors to control the Company management, our review included neither the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management. We believe our work provides a reasonable basis for our opinion.

With regard to the Directors' Annual Report, the Informative Summary required by General Resolution No. 368/01 of the National Securities Commission and the Additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, all of them for the year ended December 31, 2004, we have corroborated whether these documents comply with the information required by section 66 of the Companies' Law No. 19,550, point 6 of Appendix I of Chapter XXIII of General Resolution No. 368/01 of the National Securities Commission and section 68 of the Buenos Aires Stock Exchange Regulations, respectively. Furthermore, we have verified whether the amounts included in those documents, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

III) PRIOR CLARIFICATIONS

As explained in note 1.c) to the financial statements, the Company is in a situation in which its revenues have been converted into pesos, while part of its expenses and a significant part of its liabilities are denominated in US dollars.

The situations mentioned in note 1.c) create uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

IV) OPINION

a) In our opinion, subject to the effects, if there were any, that could derive from the final outcome of the situation described in the preceding caption, the financial statements detailed in items a) through e) of caption I, present fairly, in all material respects, the financial position of Central Térmica Güemes S.A. as of December 31, 2004 and the results of its operations, the changes in shareholders' equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina.

b) The Directors' Annual Report, the Informative Summary required by General Resolution No. 368/01 of the National Securities Commission and the Additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, all of them for the year ended December 31, 2004, contain the information required by section 66 of the Companies' Law No. 19,550, point 6 of Appendix I of Chapter XXIII of General Resolution No. 368/01 of the National Securities Commission and section 68 of the Buenos Aires Stock Exchange Regulations, respectively. However, the affirmations regarding the economic context in which the Company carried out its activities, the company management, and future events included in the above-mentioned documents are the responsibility of the Company's Management. The amounts included in said documents, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The financial statements mentioned in items a) through e) of caption I and the Inventory, agree with the accounting records kept, in all formal aspects, in conformity with current legal regulations.

V) ADDITIONAL INFORMATION REQUIRED BY GENERAL RESOLUTION No. 340/99 OF THE NATIONAL SECURITIES COMMISSION

As required by General Resolution No. 340/99 of the National Securities Commission, we report that:

a) the accounting policies applied in the preparation of the financial statements mentioned in items a) through e) of caption I, agree with professional accounting standards; and

b) the external auditors have conducted their audit in accordance with auditing standards generally accepted in Argentina and established by the Argentine Federation of Professional Councils in Economic Sciences. Those standards require that the external auditors exercise independence and apply an unbiased criterion in conducting the audit of financial statements.

Autonomous City of Buenos Aires, March 9, 2005

CARLOS ALBERTO PALLA
Statutory Auditor

CENTRAL TERMICA GÜEMES S.A.

Financial statements for the three-month period ended March 31, 2005

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF MARCH 31, 2005

1. A Brief on Company's Activities

Production and Sales

During the first quarter of 2005, 414 GWh were produced, which means a level of production 34% higher than that for the same period of the previous fiscal year (308 GWh), whereas the production volume sold to the market throughout the same period amounted to 389 GWh.

Prices

The average price of energy at the Güemes node and power supplied during the first quarter of 2005 amounted to $56.47/MWh ($21,965,766/389 GWh), which turned out higher than the average price for the same period of the previous year ($35.99/MWh -$10,472,454/291 GWh) by 57 %.

Sales

Gross sales (net of compensations with the system) for the first quarter of 2005 increased 110% to $21,965,766 as compared to the $10,472,454 for the same period of the previous year. The $11.5 million absolute variation in gross sales is due mainly to the increase recorded in both production ($3.5 million) and price ($8 million).

Results

The operating result for the first quarter ended March 31, 2005 showed a profit amounting to $3,930,353, which is $4,886,346 greater than the $955,993 operating loss for the same period of the previous year.

The net result for the first quarter of 2005 showed a profit of $1,179,704, which considering the loss for the same period of the previous year showed a profit of $8 million.

It is important to clarify that the net profit of $1,179,704 as of March 31, 2005 includes: a) an exchange rate difference loss of $3.7 million; and b) a gain of 921,072 as a consequence of the accrual of the debt in corporate notes after the restructuring at its net present value.

Shareholders' Equity

The solvency ratio (shareholders' equity/total liabilities) by the end of the first quarter of 2005 decreased 0.24 to 1.04, as compared to the 1,28 solvency ratio recorded by the end of the first quarter of the previous year.

2. Equity and Results Structure

2.1 Equity Structure

	....2005....	....2004....	....2003....	....2002....	....2001....
Current Assets	26,548,223	19,307,716	26,123,066	37,268,181	33,797,151
Non-Current Assets	173,404,932	183,408,017	188,872,466	320,916,180	151,602,192
Total	**199,953,155**	**202,715,733**	**214,995,532**	**358,184,361**	**185,399,343**
Current Liabilities	12,595,411	11,359,910	4,509,981	6,649,756	17,849,440
Non-Current Liabilities	85,568,507	77,690,261	111,600,827	265,095,740	90,400,304
Subtotal	**98,163,918**	**89,050,171**	**116,110,808**	**271,745,496**	**108,249,744**
Shareholders' Equity	**101,789,237**	**113,665,562**	**98,884,724**	**86,438,865**	**77,149,599**
Total	**199,953,155**	**202,715,733**	**214,995,532**	**358,184,361**	**185,399,343**

2.2 Results Structure

Operating Results	3,930,353	(898,907)	(1,236,472)	(1,008,878)	(1,408,004)
Financial Results	(2,750,649)	(5,945,508)	6,087,931	5,545,016	(314,034)
Profit (Loss) for the Period	**1,179,704**	**(6,844,415)**	**4,851,459**	**4,536,138**	**(1,722,038)**

3. Statistical data (in physical units)

	....2005.... GWh	....2004.... GWh	....2003.... GWh	....2002.... GWh	....2001.... GWh
Production volume	414	308	214	402	271
Sales volume	389	291	200	375	253

4. Ratios

	....2005....	....2004....	....2003....	....2002....	....2001....
Liquidity (1)	2.11	1.70	5.79	5.60	1.89
Solvency (2)	1.04	1.28	0.85	0.32	0.71
Tied-up capital (3)	0.87	0.90	0.88	0.90	0.82
Profitability (4)	0.01	(0.06)	0.05	0.05	(0.02)

(1) Current Assets/Current Liabilities
(2) Shareholders' Equity/Total Liabilities
(3) Non-Current Assets/Total Assets

(4) Income for the Period/Average Shareholders' Equity

5. Prospects

Unfortunately, the long-awaited adjustment of prices contemplated in the laws that govern the Wholesale Electricity Market, and which is necessary for the Electricity Generation Sector to recover its profitability, did not occur in 2004 and will not occur in 2005, either.

This being so because a Government plan aimed at increasing generation supply to 1,600 MW will begin in 2005 and, as promised by the authorities, prices will be adjusted as and when the two involved combined-cycle plants begin to deliver electricity to the MEM. It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied or the financial ability to finish them, are still uncertain.

There is a strong probability that the difficulties in the supply of natural gas experienced in 2004 will not only continue throughout 2005 but also get worse in the next two financial years. However, the experience acquired allows us to be more optimistic concerning the possibility of having our natural gas needs met, not only because the alternative of using natural gas from Bolivia (pending approval of the Energy Secretariat), continues to be available but also because of our plant's recognized strategic position in relation to the gas pipeline that begins in the Northwestern region (NOA) and gets its supply from Argentina and Bolivia's gas fields, using the remaining transport capacity existing in our location, and the consequent contribution of our generation to the insufficient transport capacity of natural gas in relation to the demand existing to the South of our location, where natural gas is used for industrial activities rather than for the generation of electricity.

The commercial agreements entered into with CEMSA to export electricity to Uruguay (150 MW) have been renewed under new commercial and financial terms which are better than those agreed-upon for 2004. Additionally, the agreement signed to export electricity to Brazil (60 MW), which will go into effect in May 2005, should also be mentioned.

As in 2004, in 2005 revenues will continue to decrease as compared to 2003 due to the application of Resolutions Nos. 240 and 406 of the Energy Secretariat. Resolution No. 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel).

Historically, and prior to the application of the aforementioned resolutions, CTG's revenues increased in winter. This allowed the Company to meet its financial commitments and afford maintenance costs. However, once again, this will not be the case in 2005.

From the financial point of view, we expect that the performance of 2004 will be improved and that the commitments we have taken on will be complied with satisfactorily.

AUDITORS' REPORT

(Limited review)

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have performed a limited review of the accompanying balance sheet of Central Térmica Güemes S.A. as of March 31, 2005, and the related statements of operations, changes in shareholders' equity and cash flows for the three-month period then ended, including notes 1 through 12 thereto and supplemental schedules I through V.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review performed with the scope mentioned in 2.

2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and, consequently, did not include all the procedures necessary to enable us to express an opinion on the Company's financial position, the results of its operations, the changes in shareholders' equity and cash flows. A review of interim financial information consists principally of applying analytical procedures to the financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the object of which is to express an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Prior clarifications

a) As explained in note 1c) to the financial statements, the Company is in a situation in which its revenues have been converted into pesos while part of its expenses and a significant part of its liabilities are denominated in United States dollars.

The situations referred to in note 1.c) create uncertainties on the effects that the measures to be adopted by the Government with regard to the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

b) The information as of December 31, 2004 and March 31, 2004, presented for comparative purposes, arises from the financial statements as of those dates.

(i) On March 9, 2005, we issued our auditors' report on the financial statements for the fiscal year ended December 31, 2004. Our opinion on those financial statements was subject to the effects of the situation described in the *Prior clarifications* section of that report, which agrees with that mentioned in paragraph a) of this section.
(ii) Furthermore, on May 11, 2004, we issued our limited review report on the financial statements for the three-month period ended March 31, 2004, which included a qualification detailed in the *Prior clarifications* section of that report, which agrees with that mentioned in paragraph a) of this section.

4. Limited Review Report

Based on the procedures applied, as described in section 2, we are able to report that the financial statements as of March 31, 2005 referred to in section 1, take into account all the events and circumstances of which we have become aware and that we have no observations to make other than those mentioned in section 3.

5. Special information required by current legal regulations
(for the three-month period ended March 31, 2005)

a) The amounts of the financial statements referred to in section 1 of this report, agree with the accounting records of the Company's legal books of account, which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements have been prepared, in all formal aspects, in accordance with the provisions of Law No. 19,550 and General Resolution No. 434/03 of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our limited review, the scope of which is mentioned in section 2 of this report, we have examined the Informative Summary and the Additional Information, both for the three-month period ended March 31, 2005, prepared by the Company's Board of Directors as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of March 31, 2005, amount to $ 65,544.21, which are not due as of that date.

6. The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

Autonomous City of Buenos Aires, May 10, 2005

CENTRAL TERMICA GÜEMES S.A.
Ruta 34, km. 1135 - General Güemes - Provincia de Salta

Corporate purpose:	(a) Industrial Activities: Operation of thermoelectric and hydroelectric generation plants or any other plants using any other energy source, whether owned by the Company or by third parties, for the generation, production and sale of electricity, as well as any other industrial or commercial activity complementary to or necessary for the carrying out of its purpose; (b) Import and Export of raw materials and any kind of goods, products and machinery related to the corporate purpose; (c) Services: Rendering and provision of assistance, maintenance, operation, administration and counseling services to both natural and artificial persons
Registration Number with the Companies' Inspection Bureau of Salta:	35/99.
Registration Number in the Court of Original Jurisdiction in Commercial Matters of the Province of Salta:	Folio 9/10, Entry 2425 of the Corporations Book 10.
Filing date of the Company's by-laws with the Companies' Inspection Bureau	September 18, 1992.
Dates of amendments to the Company's by-laws:	September 2, 1993, May 14, 1999, July 8, 1999, October 5, 1999, February 29, 2000, April 25, 2002, December 4, 2002, April 29, 2004 and June 24, 2004
Duration of the Company:	February 28, 2092.
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes	60%
Parent Company's main activity	Investment in the share capital of Central Térmica Güemes S.A. and wholesale purchase and sale of electricity produced and to be consumed by third parties

FISCAL YEAR No. 14
COMMENCED JANUARY 1, 2005

FINANCIAL STATEMENTS AS OF MARCH 31, 2005
(three-month period)
(stated in pesos - note 2)

CAPITAL STOCK
(note 4)

	Subscribed and paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	62,906,000

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
(stated in pesos - note 2)

	......03/31/05.....	.....12/31/04......
ASSETS		
CURRENT ASSETS		
Cash and banks	13,139,086	5,858,828
Investments (schedule II)		90,049
Accounts receivable (note 3.1)	7,286,306	7,013,827
Other receivables (note 3.2)	5,387,034	5,694,893
Spare-parts and materials	735,797	1,057,014
Total Current Assets	**26,548,223**	**19,714,611**
NON-CURRENT ASSETS		
Accounts receivable (note 3.1)	164,003	205,006
Other receivables (note 3.2)		
Spare-parts and materials	4,213,213	3,913,161
Property, plant and equipment (schedule I)	169,027,716	171,129,177
Deferred tax (note 5)		
Total Non-Current Assets	**173,404,932**	**175,247,344**
TOTAL ASSETS	**199,953,155**	**194,961,955**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable:		
Trade payables	6,120,725	2,767,420
Loans (note 6)	4,931,543	3,540,182
Payroll and social security charges	1,153,368	868,369
Taxes	347,775	653,211
Other liabilities	42,000	6,844
Total Current Liabilities	**12,595,411**	**7,836,026**
NON-CURRENT LIABILITIES		
Accounts payable:		
Loans (note 6)	83,873,103	84,726,639
Taxes	595,300	595,300
Total accounts payable	**84,468,403**	**85,321,939**
Reserves (schedule III)	1,100,104	1,194,457
Total Non-Current Liabilities	**85,568,507**	**86,516,396**
Total Liabilities	**98,163,918**	**94,352,422**
SHAREHOLDERS' EQUITY (as per the corresponding statement)	**101,789,237**	**100,609,533**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**199,953,155**	**194,961,955**

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(stated in pesos - note 2)

	.....2005.....	......2004......
Net sales (note 3.4)	21,446,594	9,551,237
Cost of sales (schedule V)	(16,418,729)	(9,331,672)
Gross Profit	**5,027,865**	**219,565**
Selling expenses (schedule V)	(289,869)	(292,148)
Administrative expenses (schedule V)	(829,249)	(826,324)
Operating Profit (Loss)	**3,908,747**	**(898,907)**
Financial and holding results		
Generated by assets		
Exchange rate difference, interest and holding result	63,698	77,822
Generated by liabilities		
Interest and exchange rate difference	(3,729,594)	(1,853,839)
Accrual of the net present value of corporate notes (note 6)	921,072	(4,085,100)
Bank charges and expenses	(5,825)	(27,305)
Other income and expense, net	21,606	(57,086)
Profit (loss) before taxes	**1,179,704**	**(6,844,415)**
Income tax (note 5)		
NET PROFIT (LOSS) FOR THE PERIOD	**1,179,704**	**(6,844,415)**
Total earnings (losses) per share	**0.02**	**(0.11)**

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

(stated in pesos - note 2)

	....Owners' contributions....		Legal reserve	Accumulated Deficit	Total
	Capital stock	Adjustment to capital			
Balances as of December 31, 2003	62,906,000	86,016,073	1,391,572	(29,803,668)	120,509,977
Net loss for the period				(6,844,415)	(6,844,415)
Balances as of March 31, 2004	62,906,000	86,016,073	1,391,572	(36,648,083)	13,665,562

	....Owners' contributions....		Legal reserve	Accumulated Deficit	Total
	Capital stock	Adjustment to capital			
Balances as of December 31, 2004	62,906,000	86,016,073	1,391,572	(49,704,112)	100,609,533
Net profit for the period				1,179,704	1,179,704
Balances as of March 31, 2005	62,906,000	86,016,073	1,391,572	(48,524,408)	101,789,237

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(stated in pesos - note 2)

	.....2005.....	.....2004.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Net profit (loss) for the period	1,179,704	(6,844,415)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities		
Depreciation of property, plant and equipment	2,422,851	2,334,817
Net increase in reserves		1,281
Unpaid (collected) interest, net present value and exchange rate differences accrued	646,048	5,711,150
Subtotal	4,248,603	1,202,833
Net changes in operating assets and liabilities		
Increase in accounts receivable	(231,476)	(2,301,499)
Decrease (increase) in other receivables	307,859	(201,140)
Decrease in spare-parts and materials	19,165	27,013
Increase in trade payables	3,353,305	2,449,051
Decrease in payroll, social security charges and taxes	(20,437)	(4,171)
Increase (decrease) in other liabilities	35,156	(4,500)
Use of reserves	(94,353)	(14,447)
Net cash flows provided by operating activities	**7,617,822**	**1,153,140**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(321,390)	(142,595)
Net cash flows used in investing activities	**(321,390)**	**(142,595)**
FINANCING ACTIVITIES		
Net decrease in loans	(106,223)	(1,532,960)
Net cash flows used in financing activities	**(106,223)**	**(1,532,960)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**7,190,209**	**(522,415)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**5,948,877**	**5,158,126**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**13,139,086**	**4,635,711**

(1) Cash and banks and Investments

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

1. EXCHANGE OF CORPORATE NOTES – THE COUNTRY'S ECONOMIC CONTEXT – SPECIFIC SITUATION OF BOTH THE ELECTRICITY SECTOR AND THE COMPANY

a) Exchange of Corporate Notes

As from June 2002, due to the uncertainty caused by the serious economic and financial crisis which the country and the electricity market in general had been going through, the Company's Board of Directors decided to begin conversations with the holders of Corporate Notes -floating rate for US$ 54,000,000 due in 2010- (the "Notes"), so as to rediscuss with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon and approved in the Company's court-supervised reorganization (the Agreement).

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25,561 and 25,563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) in relation to the holders of Corporate Notes: (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of the Notes issued under the Agreement, to inform them about the Company's need to change the terms and conditions of the Agreement, as a consequence of the New Regulations and the new economic and political context of both the country and the electricity sector, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

Given that the Company had not defaulted on interest payments of the Notes, the main creditors were not interested in initiating negotiations of any kind.

On November 15, 2002, the Board of Directors called a Special Shareholders' Meeting in order to obtain the legally required consent to prepare the terms and conditions of the exchange offer to be made to the holders of the Notes issued under the Agreement.

On December 4, 2002, the Special Shareholders' Meeting unanimously approved the proposal submitted by the President, which consisted of modifying sections five and six of the Company's By-laws in order to have a new element for negotiating the future proposal for the restructuring of the Company's financial debt, subjecting the capital increase to be proposed and those amendments, to the acceptance of proposal No 1, described in the "Exchange Offer", by Corporate Note holders.

The aforementioned "Exchange Offer" was made on December 20, 2002 and its maturity date, originally fixed for January 31, 2003, was extended until February 14, 2003. In the "Exchange Offer", the Company offered Corporate Note holders two proposals which consisted basically of:

Proposal No. 1:
Up to a maximum amount of US$ 32,400,000 in new Corporate Notes at an annual interest rate of 3%, with final maturity in 2013, ("New Corporate Notes Proposal 1") and up to a maximum of 24,840,000 common shares Class D of its common stock, nominal value 1.00 each, representing approximately 28.31% and 7.32% of the Company's capital stock and voting rights, respectively. For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange, the Company would issue "New Corporate Notes Proposal 1" for a principal amount of US$ 600 and 460 shares.

Proposal No. 2:
Up to a maximum amount of US$ 54,000,000 in Corporate Notes at an annual interest rate of 2%, with final maturity in 2013 ("New Corporate Notes Proposal 2"). For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange pursuant to this proposal, the Company would issue "New Corporate Notes Proposal 2" for a principal amount of US$ 1,000.

In the Board of Directors' meeting held on February 27, 2003, the President informed the Directors that the previously mentioned "Exchange Offer" had been concluded on February 26, 2003, at 5 p.m. New York time.

Subsequent to that, he proposed that, taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of Outstanding Notes), the condition established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of Outstanding Corporate Notes principal, be dispensed and that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market, still pending, be accepted.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding corporate notes amounts to US$ 22,331,400 (the "Remaining Corporate Notes").
The Company's Board of Directors stated that the purpose of the new corporate notes is to restructure the debt. Therefore the purpose of refinancing of liabilities mentioned in section 35 of the Corporate Notes Law is applicable to this case.

On March 17, 2003, in accordance with the prohibitory injunction issued on the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement (the "Action for the Review of the Agreement"), the Company's Board of Directors was authorized to suspend the accrual and payment of interest installments maturing as from March 26, 2003 under the terms stipulated in the Agreement and, in consequence whereof, was authorized to pay them in accordance with the terms of the judicial proposal contained in the Action for the Review of the Agreement –annual rate of 2%- until final judgment on the subject-matter of the Action for the Review of the Agreement were issued (the "Judgment").

On August 5, 2003, the Company was notified of a complaint (the "Complaint") filed in the Courts of New York (the "Court") by an alleged holder of US$ 4,700,000 (Van Eck Global Opportunity Master Fund, Ltd., hereinafter referred to as "Van Eck"). After the presentations made by Van Eck, the Company came to a settlement (the "Settlement") whereby Van Eck agreed to abandon the action and waive its right (the "Abandonment/Waiver"), in exchange for the Company's commitment to purchase from Van Eck a portion of the corporate notes that would replace the Remaining Corporate Notes, which would be issued immediately after the rendering of the Judgment approving the Action for the Review of the Agreement and ordering the exchange of the Remaining Corporate Notes for the new corporate notes (the "New Corporate Notes").

On October 3, 2003, the Judgment granting the Company's petition for the Approval of the Out-of-Court Agreement on the Adaptation of the Agreement and the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement, was rendered and, in consequence whereof, the following was resolved: (1) to approve the Out-of-Court Agreement on the Adaptation of the Agreement in accordance with the terms of the Trust Agreement entered into on March 11, 2003 with the Holders of New Notes, which represents the amount of US$31,668,600 of the claims relating to corporate notes, (2) to consider reviewed the Agreement which represents the amount of US$22,331,400 of the claims relating to corporate notes under the terms of the Alternative 2 of the Judicial Proposal to Adapt the Agreement, consisting of the issuance of new notes, under the proposed terms and conditions, maturing in 2013 and at an annual interest rate of 2% payable semiannually following the maturity order of interest payments that the Company has been paying.

Consequently, and given that the conditions stipulated in the Settlement agreed on with Van Eck were fulfilled, the Company purchased, during the first week of November 2003, the portion of the New Corporate Notes agreed-upon in the Settlement, equivalent to US$400,000, and Van Eck abandoned the action and waived its right

The statements included herein concerning the Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency or applicable rate of exchange, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

b) The country's economic context

Since 1998, Argentina had been immersed in a difficult economic situation whose first indicators were recession and the fall of the gross domestic product. This situation worsened after the Government's possibility of gaining access to credit lines was severely restricted. This restriction led to Argentina's default on its public debt held by local and foreign investors, banks and pension fund administrators. Additionally, the Argentine Congress passed the Economic Emergency and Foreign Currency Exchange System Reform Law which implied not only the end of the convertibility system under which the peso had been pegged at par with the US dollar, but also the devaluation of the peso by approximately 200%.

In order to avoid or mitigate the impact of said devaluation on public utility rates, and based on the provisions of the aforementioned Law, the Federal Government converted into pesos the prices of electricity at the rate of 1 peso per US dollar. Furthermore, the government, through several regulations, intervened in the setting of the prices in the electricity market which, until then had been fixed based on the supply and demand. Moreover, the aforementioned Law authorized the Federal Government to renegotiate the contracts with public utility companies.

In the last two years, the Argentine economy has begun to recover showing a significant increase in the gross domestic product. Moreover, in February 2005, the international public debt swap was concluded. However, the future of the electricity sector is still uncertain.

c) Specific situation of both the electricity sector and the Company

The adjustment of prices contemplated in the laws that govern the Wholesale Electricity Market (MEM) and which is necessary for the Electricity Generation Sector to recover its profitability, did not occur in 2004. The government has intervened in the setting of MEM prices by freezing the seasonal price of energy at a price that is not enough to cover production costs, causing the Stabilization Fund to run out and be insufficient to finance the MEM. Furthermore, the government created a fictitious mechanism for setting the spot price of energy, considering the free availability of natural gas in thermal power plants and excluding liquid fuels in the setting of the price. However, the lack of natural gas resulted in an increased use of liquid fuels as compared to that of previous years.

On the other hand, there is uncertainty concerning the availability of natural gas to supply thermal power plants due to the poor level of investments made in natural gas exploration and transportation since 2002. There is a strong probability that the difficulties in the supply of natural gas experienced in 2004 will not only continue throughout 2005 but also get worse in the next two financial years.

No adjustment of prices is expected to occur during 2005. As promised by the authorities, prices will be adjusted when new thermal power plants are in operation and generation capacity is thereby increased (see note 10). It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied, or the financial ability to finish them, are still uncertain.

The Company is in a situation in which its revenues have been converted into pesos, while part of its expenses and a significant part of its liabilities are denominated in United States dollars.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING CRITERIA

Accounting principles applied - These financial statements have been prepared in accordance with the disclosure and valuation criteria set forth by General Resolution No 368 (amended text) of the National Securities Commission ("CNV"), which includes Technical Resolutions Nos. 6, 8, 9, 16, 17, 18, 19 and 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), with the amendments introduced by the CNV.

Consideration of the effects of inflation - Given the low level of significance of the variations recorded in the domestic wholesale price index, which is the index used for the restatement of financial statements to reflect the effects of inflation, during the period of December 2002 to September 2003, the Company decided not to restate its financial statements as from January 1, 2003. The effect of not having restated the financial statements from January 1 through September 30, 2003 (as required by the generally accepted accounting principles), is not significant on the financial statements taken as a whole.

The main accounting criteria applied in the preparation of the financial statements are as follow:

Monetary items – Cash and banks, receivables, payables and allowances/reserves in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of the year or period. Non-current credit and debit balances that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value (except for the liability for corporate notes), being non-significant the differences in relation to their present values. This same criterion has been applied to current credit and debit balances, as the period may be regarded as a period of monetary stability due to the low variations recorded in the domestic wholesale price index.

Foreign currency denominated assets and liabilities – They have been valued at the rates of exchange in effect as of the end of the year or period, plus interest accrued, if any (See Refinancing of liabilities – Corporate Notes).

Investments – Time deposits as of December 31, 2004 have been valued including interest accrued through the end of the year.

Spare-parts and materials – They have been valued at their estimated replacement cost as of the end of the year or period.

Property, plant and equipment – Property, plant and equipment have been restated as indicated in the first part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for turbines, boilers and related equipment, for which the unit of production method was applied.

Allowances – deducted from assets – They have been recorded to adjust the valuation of trade receivables and the other non-current receivables, based on the analysis of receivables whose collection is uncertain as of the end of the year or period.

Income tax – The Company determined income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes or when there exist tax losses that may be applied to offset future taxable income.

Refinancing of liabilities – Corporate Notes – Technical Resolution No. 17 of the FACPCE establishes that whenever a debt between independent parties were subject to an interest rate significantly lower than that of the market, the debt will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the transaction. Furthermore, it establishes that whenever a debt between independent parties were replaced by another, whose terms and conditions were significantly different from those originally agreed-upon, the pre-existing account will be closed and a new debt will be recognized, which will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the debt. Additionally, the regulation states *juris et de jure* that the terms and conditions are substantially different if the discounted value of the new debt differs from the discounted value of the refinanced debt in, at least, ten percent. In this regard, and as mentioned in notes 1 and 6, the Company considers that the interest rate of corporate notes is significantly lower than that of the market and that the exchange of corporate notes carried out during fiscal year 2003, constitutes a refinancing in accordance with the applicable accounting principles. Therefore, the existing debt was written off and the new debt was recognized at its present value, using annual rates of 11.52% and 10% as of December 31, 2004 and May 31, 2005, respectively.

Earnings (losses) per share – Given that the Company has issued neither preferred shares nor corporate notes convertible into common shares, only the basic earnings(losses) per share have been disclosed.

Reclassifications and/or adjustments – Certain amounts in the financial statements as of March 31, 2004 and December 31, 2004 have been reclassified and/or adjusted in order to conform them with the March 31, 2005 presentation.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the first part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the first part of this note.

Income statement accounts – Income statement accounts have been maintained at their nominal values, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment), which have been determined according to the restated values of those assets.

Recoverable value – Due to the country's economic situation and its impact on both the electricity market and the Company's operations, as detailed in notes 1.c), 9 and 10, it has not been possible to determine the recoverable value of property, plant and equipment existing as of March 31, 2005.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivable

	..03/31/05..	..12/31/04..
Current		
CAMMESA	1,506,267	2,249,641
Debtors of the term market	8,239,501	7,252,622
Parent Company – Powerco S.A.	694,827	665,853
Receivables in litigation	1,020,837	1,020,837
Allowance for bad debts (schedule III)	(4,175,126)	(4,175,126)
	7,286,306	**7,013,827**

Non-current accounts receivable as of March 31, 2005 and December 31, 2004, include the balances with CAMMESA for sales credits pursuant to the provisions of Resolution No. 406/03 (see note 10).

The breakdown of the balances as of March 31, 2005, according to their collection or use period, is as follows:

	..03/31/05..	..12/31/04..
a) To become due:		
within 6 months	2,952,286	
b) Past due		
between 6 and 12 months	8,509,146	
c) More than 1 year	164,003	
Allowance for bad debts	(4,175,126)	
Total	**7,450,309**	

Accounts receivable do not accrue interest nor are they subject to adjustment clauses.

3.2 **Other receivables**

Current:		
Advances to suppliers	2,047,177	2,448,130
Tax credits	2,568,991	2,325,586
Prepaid expenses	497,151	650,144
Miscellaneous	273,715	271,033
	5,387,034	**5,694,893**
Non-current:		
EDESA S.A. – 132 Kv power line (note 8)	3,653,335	3,653,335
Allowance for doubtful accounts (schedule III)	(3,653,335)	(3,653,335)

The breakdown of the balances as of March 31, 2005 according to their collection or use period, is as follows:

a) To become due:	
within 3 months	2,047,177
between 3 and 6 months	3,066,142
more than 1 year	3,653,335
b) With no specified due date	273,714
Allowance for doubtful accounts	(3,653,335)
Total	**5,387,033**

These receivables do not accrue interest, except for certain advances to suppliers.

3.3 Liabilities

The breakdown of the balances as of March 31, 2005 according to maturity is as follows:

	..03/31/05..	..12/31/04..
To become due:		
within 3 months	7,621,868	
between 3 and 6 months	4,931,543	
more than 1 year (1)	84,468,403	
With no specified due date	42,000	
	97,063,814	

(1) Includes a debt at discounted value for the issuance of corporate notes for $83,873,103 (nominal value 156,512,000) maturing in 2013, which accrues interest at an annual rate of 2%, payable semiannually (See notes 1, 2 and 6).

3.4 Net sales

	.....2005.....	.....2004.....
Sales of electricity	21,965,766	10,472,454
Discounts for services received	(455,290)	(876,217)
Municipal contribution	(63,882)	(45,000)
	21,446,594	**9,551,237**

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of March 31, 2005 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

The Company determines income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes or when there exist tax losses that may be applied to offset future taxable income.

As of March 31, 2005, total temporary differences and existing tax losses represent a net deferred tax asset of approximately 22,360,000. However, the Company has recorded an allowance for the total amount of the deferred tax asset given that its recoverability during the period in which it may be applied to offset taxable income is uncertain.

Furthermore, as of March 31, 2005 and December 31, 2004, no income tax reserve has been recorded due to the existence of tax losses.

The breakdown of the net deferred tax asset as of March 31, 2005 and December 31, 2004 is as follows:

Detail	..03/31/05..	..12/31/04..
Tax losses	39,360,000	39,360,000
Undeductible allowances	2,700,000	2,600,000
Temporary liability differences	(19,700,000)	(20,935,000)
Net assets	22,360,000	21,025,000
Allowance for deferred tax assets (schedule III)	(22,360,000)	(21,025,000)
Balance	**0**	**0**

The net movement of the deferred tax asset during this period amounts to 1,335,000 (gain) for which amount the Company has recorded an allowance (see schedule III).

As to the tax on minimum presumed income, in March, 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to this tax. The Federal Public Income Administration (AFIP), by Resolution No. 1371/01 dated December 27, 2001, recognized the improper of the tax.

On May 9, 2005 the AFIP resolved to nullify the aforementioned resolution. Both the Company and its legal advisors consider that there exist solid arguments to defend the Company's original stance concerning the improper of the minimum presumed income tax and therefore, no reserve for this tax has been recorded as of March 31, 2005.

6. LOANS

	..03/31/05..	..12/31/04..
Current:		
Current account overdrafts	1,804,519	345,622
Interest on Corporate Notes (schedule IV)	3,127,024	3,194,560
	4,931,543	**3,540,182**

	..03/31/05..	..12/31/04..
Non-Current:		
Corporate Notes (schedule IV)	**83,873,103**	**84,726,639**

Through March 2003, outstanding corporate notes at a floating interest rate, with final maturity in 2010, amounted to US$ 54,000,000.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. The remaining amount of outstanding Corporate Notes for US$ 22,331,400 was restructured on October 3, 2003, as a consequence of the favorable judgment in the Action for the Review of the Agreement filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013.

In November 2003, the aforementioned amount was reduced in US$ 400,000 due to the purchase of Corporate Notes as a consequence of the settlement agreed on with Van Eck who had filed a complaint. Subsequent to this event, the restructured debt amounts to US$ 53,600,000, which at present values of May 31, 2005 and December 31, 2004 amounts to US$ 29,825,206 and US$ 29,503,758, respectively (see note 2 "Refinancing of liabilities – Corporate Notes").

	US$	Rate of exchange	Pesos
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of December 31, 2003	24,899,389	2.93	72,955,209
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of March 31, 2004	26,937,171	2.86	77,040,309
Evolution of the present value			**(*) (4,085,100)**

(*) Included in the statement of operations as of March 31, 2004 under "Exchange rate differences and accrual of the net present value of corporate notes".

	US$	Rate of exchange	Pesos
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of December 31, 2004	29,503,758	2.98	87,921,199
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of March 31, 2005	29,825,206	2.917	87,000,127
Evolution of the present value			(*) **921,072**

(*) Included in the statement of operations as of March 31, 2005 under "Accrual of the net present value of corporate notes".

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 1,100,104 as of the period ended March 31, 2005. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A. (the "Agreement"), whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect.
- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation. By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of March 31, 2005 and December 31, 2004, disbursements made to finance this work amounted to 3,653,335 and have been recorded as Other non-current receivables. Due to the uncertainty regarding the recoverability of this credit, the Company's management has decided to record an allowance for 3,653,335 (schedule III).

9. RESTRICTIONS ON THE SETTING OF THE SPOT PRICE – RESOLUTION No. 240/03 OF THE ENERGY SECRETARIAT

The electricity generated by the Company is sold in the Wholesale Electricity Market in two ways: in the Term Market, through supply or electricity agreements entered into between the parties, and in the Hourly Price Market, or "Spot" Market, at the hourly price set by CAMMESA, based on the supply and demand.

The "freezing" of the Seasonal Price of energy at a price that was not enough to cover production costs, caused the Stabilization Fund to run out and be insufficient to finance the Wholesale Market. Having as an excuse the lack of transparency in the supply of natural gas to power generation plants, but with the clear aim of not increasing the loss and until the supply were stabilized, the Regulatory Authority took control of the Spot Price Market through Resolution 240/03 of the Energy Secretariat issued on August 14, 2003. Although this resolution was published in the *Official Gazette* on August 19, 2003, it has been applied since August 15, 2003.

This resolution does not include, in the setting of the price, the Cost of Water used for the economic dispatch in dam stations, and creates a fictitious mechanism for setting the price, considering the free availability of natural gas in thermal power plants in operation or that could be in operation within the next hour, thus excluding liquid fuels in the setting of the price.

By note No. 526 of the Under-Secretariat of Energy, dated October 09, 2003, the Regulatory Authority suspended the application of Resolution No. 240/03 as long as no restrictions existed in the supply of natural gas. This measure was soon nullified by Note S.C.E.E. No. 65 dated January 30, 2004, which went into effect as from that same date and when the first supply restrictions occurred.

10. RESTRICTIONS ON THE COLLECTION OF CREDITS WITH CAMMESA – RESOLUTION No. 406/03 OF THE ENERGY SECRETARIAT – RESOLUTIONS Nos. 949/04 AND 956/04

The electricity, capacity and related services sold by the Company in the Wholesale Electricity Market result in economic transactions managed by CAMMESA, whose economic funds derive from the balance of prices that should be observed between those who pay and those who produce the traded good.

As the Regulatory Authority did not fix a uniform price, stabilized every 90 days, that included generation and transportation costs, as established in section 36 of Law No. 24,065, the Stabilization Fund ran out and became insufficient to finance the Wholesale Market. In order to priorize payment to creditors in view of the insufficient economic resources, and until the seasonal price were set at a balanced value, the Authority took control of the Market by means of Resolution No. 406/03 of the Energy Secretariat issued on September 08, 2003 and retroactively applied since September 1, 2003.

The effects of the aforementioned measure make it possible to anticipate an additional decrease in revenues since the aforementioned resolution –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the Seasonal Fund recovers.

On August 6, 2004, the Energy Secretariat, through Resolution No. 826/04, invited all the Agents that are creditors of the Wholesale Electricity Market (MEM), to participate in the setting up of the "Fund for the necessary investments to increase electricity supply in the Wholesale Electricity Market" (hereinafter referred to as 'FONINVEMEM"), by investing in said fund, their sales credits with maturity date to be defined deriving from Resolution No. 406/03 of the Energy Secretariat, during the period of January 2004 through December 2006, considering for the calculation of the amount that each Agent will contribute during this period, that the power contracted by each generator of the MEM in the Term Market for the May-July 2004 quarter, will not be increased.

With regard to the aforementioned Resolution No. 826/04, on October 1, 2004 the Energy Secretariat issued Resolution No. 956/04 which states that the consolidated balances will be earmarked for the FONINVEMEM fund.

The FONINVEMEM fund was created through Resolution No. 712/04 of the Energy Secretariat dated July 12, 2004, with the aim of administering the economic resources earmarked for the investments that would allow for the increase of electricity supply towards 2007.

The above-mentioned Resolution states that for those MEM Agents who decide not to participate in the FONINVEMEM fund by applying the percentage that would result from their sale credits with no defined maturity date, the Energy Secretariat will carry out an analysis and subsequently issue the corresponding regulations concerning the issuance of the documents representing an electricity volume Megawatts hour (MWh) compatible with the sale credits not involved in the setting up of the above-mentioned Fund, for their exchange. These documents will be paid as from the date on which the works built with the resources of the Fund provide enough genuine incomes.

As of December 31, 2004, the Company did not participate in the FONINVEMEM, and its balance with CAMMESA for sales credits amounted to 328,010, which the Company began to collect as from March 15, 2005 in twenty-four monthly and consecutive installments.

On September 21, 2004, the Energy Secretariat issued Resolution No. 949/04 whose purpose was to differentiate, in reference to price, the treatment to be given to the electricity to be exported from the electricity to be used in the domestic market. Said resolution established that the price applicable to the export of electricity, would be the maximum between the Marginal Operation Cost (CMO) and the spot prices according to Resolution No. 240/04.

The CMO is the price of the most expensive machine in operation, regardless of the type of fuel it uses. In summer time and when no gas restrictions exist, this price may be equivalent to the spot price according to Resolution No. 240/04, but in winter, due to the use of liquid fuels, the CMO may amount to $240/MWh in contrast with the $40/MWh of the spot price according to Resolution No.240/04.

Due to the significant differences, the Company began negotiations with CEMSA in order to renew, under new and mutually satisfactory terms, the agreement to export electricity to Uruguay for another period until April 2007.

The agreement signed stipulates a plan of power and energy payments in advance which, after having done an economic assessment, results in an additional contribution of approximately 1,000,000 as compared to that foreseen prior to Resolution No. 949/04.

11. NATURAL GAS SUPPLY

On February 13, 2004, the Federal Government issued Decrees Nos. 180/04 and 181/04 which modified the regulatory framework of the natural gas market. The changes introduced could affect natural gas supply agreements entered into by the Company, most of which require to be regulated by the Energy Secretariat.

On April 22, 2004, the Federal Planning Ministry, based on the aforementioned Decree No. 181/04, issued Resolution No. 208/04 which approves the natural gas price agreement reached by the Energy Secretariat and gas producers. Said agreement provides for a gradual increase in gas prices that affects power generation plants. Those hikes in gas prices have been recognized by the Company as from the past May 31, date since which CAMMESA has also recognized them in the fixing of the spot wholesale prices of electricity.

As for natural gas supply, the most relevant event was the load reduction in winter owing to lower supply from producers. Due to these restrictions, an agreement was signed with Petrobras for the supply of gas from Bolivia, for 250,000 m3, take or pay, and a surplus of up to 500,000 m3 at a price of US$1.6/per million BTU. Through Note No. 622/2004 dated June 30, 2004, the Energy Secretariat authorized CTG to operate with imported natural gas at a maximum price of US$1.4/per million BTU, until October 31, 2004. Petrobras agreed to adjust the price of gas to the maximum price authorized by the Energy Secretariat. The natural gas purchase operation began on July 6, 2004. The total volume of gas from Bolivia consumed by the Company during 2004 amounted to 23,421,230 m3.

In 2004, the Energy Secretariat, through CAMMESA, assigned the Company 3,081,702 m3 of natural gas, of which 412,000 m3 were received in June 2004, 339,702 m3 in July 2004, 1,250,000 m3 in August 2004 and 1,080,000 m3 in December 2004.

With regard to the natural gas supply contract, an agreement was signed with producers for a 12-month period beginning May 1, 2004 and ending April 30, 2005 for a daily volume of 1,000 dam3.

As for natural gas transportation, the agreements signed with Transportadora de Gas del Norte S.A. and the distributor for a daily volume of 350 dam3 and 250 dam3, respectively, are still in effect.

12. EXPORT OF ELECTRICITY

a) Uruguay

Due to the existing agreement with Comercializadora de Energía del Mercosur S.A. (CEMSA), (the "Agreement"), on November 14, 2004 the Company entered into an agreement with CEMSA for the sale of 150 MW–aimed at helping the latter with the sale and export of electricity to the Administración Nacional de Usinas y Transmisiones Eléctricas de la República Oriental del Uruguay. Said agreement took into account (i) the latest resolutions issued by the Energy Secretariat, (ii) the criterion adopted by CEMSA for interpreting the provisions of Resolution No. 949 with regard to the setting of the price for the export of electricity and its direct effect on the Agreement, and (iii) the need for a global accord that would resolve the disputes over the aforementioned interpretation of Resolution No. 949 and the differences that have arisen between both companies as from March 2004, resulting mainly from CAMMESA's unexpected decision not to support the Agreement with the Company's own generation or co-generation produced in the MEM.

b) Brazil

On July 31, 2003 the Company entered into an agreement for the sale of generation to export power and electricity in the name and by order of CEMSA. It is estimated that said agreement will go into effect as from May 1, 2005 and will end on July 31, 2022. Pursuant to the agreement, the Company has agreed to provide 119 MW of power at a price that will range from US$1,200 to 1,300/MW-month, plus a fixed charge of US$2,000/MW-month. However, it has been agreed that the price of electricity will be adjusted in accordance with the evolution of the price of natural gas.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
(stated in pesos – note 2)

PROPERTY, PLANT AND EQUIPMENT

	2005										2004
	Original values				Depreciation					Net value	Net value
	Balance at beginning of year	Increases	Decreases	Balance at end of period/ year	Accumulated at beginning of year	Disposals	Current Period Rate %	Current Period Amount	Accumulated at end of period/ year		
Land	1,754,085			1,754,085						1,754,085	1,754,085
Buildings	60,299,542			60,299,542	18,269,596		2.55	317,467	18,587,063	41,712,479	42,029,946
Turbines	97,289,830			97,289,830	45,086,331		(*)	789,377	45,875,708	51,414,122	52,203,499
Boilers	98,099,950			98,099,950	36,811,689		(*)	644,855	37,456,544	60,643,406	61,288,261
Transformers	13,874,144			13,874,144	6,691,050		(*)	113,977	6,805,027	7,069,117	7,183,094
Water treatment plant	2,575,554			2,575,554	1,086,875		(*)	21,156	1,108,031	1,467,523	1,488,679
Auxiliary equipment	831,733			831,733	401,202		(*)	6,835	408,037	423,696	430,531
Gas plant and gas pipeline	4,182,340			4,182,340	2,017,020		(*)	34,359	2,051,379	2,130,961	2,165,320
Tools	845,996			845,996	842,990		10.00	84	843,074	2,922	3,006
Vehicles	553,385	24,230		577,615	452,300		20.00	6,353	458,653	118,962	101,085
Furniture and fixtures	1,599,100	3,944		1,603,044	1,586,817		20.00	1,869	1,588,686	14,358	12,283
Facilities	845,655			845,655	824,216		20.00	2,680	826,896	18,759	21,439
Software	195,949	2,351		198,300	192,612		33.00	1,130	193,742	4,558	3,337
Maintenance expenses	15,920,032	290,865		16,210,897	13,475,420		16.67	482,709	13,958,129	2,252,768	2,444,612
TOTAL 03/31/05	**298,867,295**	**321,390**		**299,188,685**	**127,738,118**			**2,422,851**	**130,160,969**	**169,027,716**	
TOTAL 12/31/04	**298,638,829**	**252,764**	**24,298**	**298,867,295**	**117,516,623**	**22,389**		**10,243,884**	**127,738,118**		**171,129,177**

(*)These assets are depreciated by applying the unit of production method

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
(stated in pesos – note 2)

INVESTMENTS

Type of investment	Recorded value 03/31/05	Recorded value 12/31/04
CURRENT INVESTMENTS		
Time deposits		90,049
TOTAL CURRENT INVESTMENTS		90,049

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
(stated in pesos – note 2)

ALLOWANCES AND RESERVE S

Items	2005 Balance at beginning of year	Increases	Decreases	Balance at end of period
Deducted from assets				
Allowance for bad debts	4,175,126			4,175,126
Allowance for other doubtful accounts	3,653,335			3,653,335
Allowance for deferred tax assets	21,025,000	1,335,000 (1)		22,360,000
TOTAL 03/31/05	**28,853,461**	**1,335,000**		**30,188,461**
TOTAL 12/31/04	**24,375,126**	**4,478,335**		**28,853,461**
Included in liabilities				
Contingency reserve	1,194,457		94,353 (2)	1,100,104
TOTAL 03/31/05	**1,194,457**		**94,353**	**1,100,104**
TOTAL 12/31/04	**1,445,919**	**186,000**	**437,462**	**1,194,457**

(1) Charged to income tax in the statement of operations.
(2) To cover foreseen events.

CENTRAL TERMICA GÜEMES S. A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

FOREIGN CURRENCY DENOMINATED ASSET S AND LIABILITIES

	....03/31/05....				....12/31/04....		
	Currency and amount		Rate of exchange $	Booked amount in local currency (pesos)	Currency and amount		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	US$	1,620,923	2.88	4,668,258	US$	1,017,064	2,990,168
Total Current Assets				4,668,258			2,990,168
TOTAL ASSETS				4,666,258			2,990,168
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	US$	1,072,000	2.917	3,127,024	US$	1,072,000	3,194,560
Total Current Liabilities							3,194,560
NON-CURRENT LIABILITIES							
Loans							
Corporate notes (*)	US$	28,753,206	2.917	83,873,103	US$	28,431,758	84,726,639
Total Non-Current Liabilities				87,000,127			84,726,639
TOTAL LIABILITIES							87,921,199

(*) Present value (see note 6)

SCHEDULE V

CENTRAL TERMICA GÜEMES S. A.
FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(stated in pesos – note 2)

COST AND EXPENSES

Items	2005				2004
	Cost of sales	Selling expenses	Administrative expenses	Total	Total
Fees			49,500	49,500	49,500
Salaries and wages	1,152,450	131,209	138,523	1,422,182	1,311,371
Social security charges	166,300	21,821	26,442	214,563	223,246
Fuel	11,929,891			11,929,891	5,337,545
Spare-parts and materials	186,719			186,719	176,457
Services contracted	325,050	82,573	290,664	698,287	458,095
Communications			59,720	59,720	80,665
Office expenses		35,996	58,396	94,392	70,034
Depreciation of property, plant and equipment	2,416,527		6,324	2,422,851	2,334,817
Insurance	221,156			221,156	146,616
Taxes and rates	884		122,814	123,698	101,969
Miscellaneous	19,752	18,270	76,866	114,888	159,829
TOTAL 2005	**16,418,729**	**289,869**	**829,249**	**17,537,847**	
TOTAL 2004	**9,331,672**	**292,148**	**826,324**		**10,450,144**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2005
(stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous periods or which could affect comparison with those to be presented in future periods:

   See notes 1 c), 9 and 10 to the financial statements, regarding the changes introduced to the Argentine economic framework and their impact on the Company.

3. Classification of credit and debit balances:

   See notes 3.2., 3.3. and 3.4.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Receivables	Payables
1. In local currency (includes allowances/reserves).	12,837,343	11,163,791
2. In foreign currency (US dollars)		87,000,127
TOTAL	12,837,343	98,163,918

b) The classification according to the type of adjustment is as follows:

	Receivables	Payables
1. Subject to adjustment clause		3,681,356
2. With no adjustment clause	12,837,343	94,482,562
TOTAL	**12,837,343**	**98,163,918**

c) The classification according to the accrual or not of interest is as follows:

	Receivables	Payables
1. Accruing interest (net of allowances /reserves)		83,873,103
2. Not accruing interest	12,837,343	14,290,815
TOTAL	**12,837,343**	**98,163,918**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital and votes.

   None.

   b) Balances with Subsidiary and Related Companies (Powerco S.A.(Parent)):

   Accounts receivable 694,828

   c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stocktakings over the year.

   There are no supplies in a damaged condition, out of use or tied-up.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical revaluation reserve when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations.

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, see note 2, under "Recoverable value".

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	118,100	118,962
Fixed asset and spare-parts and materials (except land and vehicles)	Total	217,000,000	172,103,679

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future capital subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19,550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in caption I. These documents are the responsibility of the Company's management.

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of March 31, 2005.

b) Statement of operations for the three-month period ended March 31, 2005.

c) Statement of changes in shareholders' equity for the three-month period ended March 31, 2005.

d) Statement of cash flows for the three-month period ended March 31, 2005.

e) Notes 1 through 12 and supplemental schedules I through V for the three-month period ended March 31, 2005.

f) Informative summary required by the National Securities Commission for the three-month period ended March 31, 2005.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the three-month period ended March 31, 2005.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations which require that the documents detailed in items a) through e) of caption I be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in caption I, we have examined the work performed by the external auditor Deloitte & Co S.R.L., who issued his report dated May 10, 2005, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures to the financial information and making inquiries of persons responsible for accounting and financial matters. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

Provided that it is not the responsibility of Statutory Auditors to control Company's management, our review has included neither the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

III) PRIOR CLARIFICATIONS

As explained in note 1c) to the financial statements, the Company is in a situation in which its revenues have been converted into pesos while part of its expenses and a significant part of its liabilities are denominated in United States dollars.

The situations referred to in note 1.c) create uncertainties on the effects that the measures to be adopted by the Government with regard to the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

IV) STATUTORY AUDITORS' REPORT

Based on our review, we are able to report that:

a) According to that mentioned in caption II, we are able to report that the financial statements as of March 31, 2005 referred to in caption I, take into account all the events and circumstances of which we have become aware and that we have no observations to make other than those mentioned in caption III.

b) The Informative Summary required by General Resolution No. 368/01 of the National Securities Commission for the three-month period ended March 31, 2005 includes the information required by item 6 of Appendix I of Book VII of said resolution. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned document are the responsibility of the Company's Management. The amounts included in said document, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements mentioned in caption I, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

Autonomous City of Buenos Aires, May 10, 2005

CARLOS ALBERTO PALLA
On behalf of the Statutory Auditors

CENTRAL TERMICA GÜEMES S.A.

Financial statements for the six-month period ended June 30, 2005

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF JUNE 30, 2005

1. A Brief on Company's Activities

Production and Sales

During the first six months of 2005, 859 GWh were produced, which means a level of production 40% higher than that for the same period of the previous fiscal year (614 GWh), whereas the production volume sold to the market throughout the same period increased 38.5% to 806 GWh as compared to the first half of 2004.

Prices

The average price of energy at the Güemes node and power supplied during the first six months of 2005 amounted to $54.42/MWh ($43,871,962/806 GWh), which turned out higher than the average price for the same period of the previous year ($38.39/MWh - $22,341,230/582 GWh) by 42%.

Sales

Gross sales (net of compensations with the system) for the first half of 2005 increased 96% to $43,871,962 as compared to the $22,341,230 for the same period of the previous year. The $21.5 million absolute variation in gross sales is due mainly to the increase recorded in both sales ($8.6 million) and price ($12.9 million).

Results

The operating result for the six-month period ended June 30, 2005 showed a profit amounting to $4,361,793, which is $6,308,212 greater than the $1,946,419 operating loss for the same period of the previous year.

The net result for the first six months of 2005 showed a profit of $2,434,323, which considering the loss for the same period of the previous year showed a profit of $13 million.

It is important to clarify that the net profit of $2,434,323 as of June 30, 2005 includes a) an interest and exchange rate difference loss of $2,039,363 and b) a loss of $48,026 as a consequence of the accrual of the debt in corporate notes after the restructuring at its net present value.

2. Equity and Results Structure

2.1 Equity Structure

	....2005....	....2004....	....2003....	....2002....	....2001....
Current Assets	31,637,555	25,191,346	25,928,156	29,532,795	36,658,487
Non-Current Assets	172,242,840	180,355,649	189,657,703	190,768,564	204,275,840
Total	**203,880,395**	**205,546,995**	**215,585,859**	**220,301,359**	**240,934,327**
Current Liabilities	14,418,580	16,966,738	6,632,587	6,652,690	16,851,935
Non-Current Liabilities	86,417,959	78,662,865	154,099,302	183,982,883	120,977,949
Subtotal	**100,836,539**	**95,629,603**	**160,731,889**	**190,635,573**	**137,829,884**
Shareholders' Equity	103,043,856	109,917,392	54,853,970	29,665,786	103,104,443
Total	**203,880,395**	**205,546,995**	**215,585,859**	**220,301,359**	**240,934,327**

2.2 Results Structure

Operating Results	4,361,793	(1,946,419)	(2,063,019)	2,522,973	(651,491)
Other Income and Expense	42,967	(87,108)	(668)	(598,070)	(1,173,718)
Financial Results	(1,970,437)	(8,559,058)	27,251,203	(99,552,813)	(623,613)
Profit (Loss) for the Period	**2,434,323**	**(10,592,585)**	**25,188,184**	**(97,627,910)**	**(2,448,822)**

3. Statistical data (in physical units)

	....2005.... GWh	....2004.... GWh	....2003.... GWh	....2002.... GWh	....2001.... GWh
Production volume	859	614	478	757	711
Sales volume	806	582	447	705	665

4. Ratios

	....2005....	....2004....	....2003....	....2002....	....2001....
Liquidity (1)	2.19	1.48	3.91	4.44	2.18
Solvency (2)	1.02	1.15	0.34	0.16	0.75
Tied-up capital (3)	0.84	0.88	0.88	0.87	0.85
Profitability (4)	0.02	-0.10	0.46	-3.29	-0.02

(1) Current Assets/Current Liabilities
(2) Shareholders' Equity/Total Liabilities
(3) Non-Current Assets/Total Assets
(4) Income for the Period/Average Shareholders' Equity

5. Prospects

Unfortunately, the long-awaited adjustment of prices contemplated in the laws that govern the Wholesale Electricity Market, and which is necessary for the Electricity Generation Sector to recover its profitability, did not occur in 2004 and will not occur in 2005, either.

This being so because a Government plan aimed at increasing generation supply to 1,600 MW will begin in 2005 and, as promised by the authorities, prices will be adjusted as and when the two involved combined-cycle plants begin to deliver electricity to the MEM. It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied or the financial ability to finish them, are still uncertain.

There is a strong probability that the difficulties in the supply of natural gas experienced in 2004 will not only continue throughout 2005 but also get worse in the next two financial years. However, the experience acquired allows us to be more optimistic concerning the possibility of having our natural gas needs met, not only because the alternative of using natural gas from Bolivia (pending approval of the Energy Secretariat), continues to be available but also because of our plant's recognized strategic position in relation to the gas pipeline that begins in the Northwestern region (NOA) and gets its supply from Argentina and Bolivia's gas fields, using the remaining transport capacity existing in our location, and the consequent contribution of our generation to the insufficient transport capacity of natural gas in relation to the demand existing to the South of our location, where natural gas is used for industrial activities rather than for the generation of electricity.

The commercial agreements entered into with CEMSA to export electricity to Uruguay (150 MW) have been renewed under new commercial and financial terms which are better than those agreed-upon for 2004. Additionally, the agreement signed to export electricity to Brazil (60 MW), which went into effect in May 2005, should also be mentioned.

As in 2004, in 2005 revenues will continue to decrease as compared to 2003 due to the application of resolutions 240 and 406 of the Energy Secretariat. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel).

Historically, and prior to the application of the aforementioned resolutions, the Company's revenues increased in winter. This allowed the Company to meet its financial commitments and afford maintenance costs. However, once again, this will not be the case in 2005.

From the financial point of view, we expect that the performance of 2004 will be improved and that the commitments we have taken on will be complied with satisfactorily.

AUDITORS' REPORT

(Limited review)

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have performed a limited review of the accompanying balance sheet of Central Térmica Güemes S.A. as of June 30, 2005, and the related statements of operations, changes in shareholders' equity and cash flows for the six-month period then ended, including notes 1 through 12 thereto and supplemental schedules I through V.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review performed with the scope mentioned in 2.

2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and, consequently, did not include all the procedures necessary to enable us to express an opinion on the Company's financial position, the results of its operations, the changes in shareholders' equity and cash flows. A review of interim financial information consists principally of applying analytical procedures to the financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the object of which is to express an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Prior clarifications

a) As explained in note 1c) to the financial statements, the Company is in a situation in which its revenues have been converted into pesos while part of its expenses and a significant part of its liabilities are denominated in United States dollars.

The situations referred to in note 1.c) create uncertainties on the effects that the measures to be adopted by the Government with regard to the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

b) The information as of December 31, 2004 and June 30, 2004, presented for comparative purposes, arises from the financial statements as of those dates.

(i) On March 9, 2005, we issued our auditors' report on the financial statements for the fiscal year ended December 31, 2004. Our opinion on those financial statements was subject to the effects of the situation described in the *Prior clarifications* section of that report, which agrees with that mentioned in paragraph a) of this section.

(ii) Furthermore, on August 6, 2004, we issued our limited review report on the financial statements for the six-month period ended June 30, 2004, which included a qualification detailed in the *Prior clarifications* section of that report, which agrees with that mentioned in paragraph a) of this section.

4. Limited Review Report

Based on the procedures applied, as described in section 2, we are able to report that the financial statements as of June 30, 2005 referred to in section 1, take into account all the events and circumstances of which we have become aware and that we have no observations to make other than those mentioned in section 3.

5. Special information required by current legal regulations

(for the six-month period ended June 30, 2005)

a) The amounts of the financial statements referred to in section 1 of this report, agree with the accounting records of the Company's legal books of account, which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements have been prepared, in all formal aspects, in accordance with the provisions of Law No. 19,550 and General Resolution No. 434/03 of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our limited review, the scope of which is mentioned in section 2 of this report, we have examined the Informative Summary and the Additional Information, both for the six-month period ended June 30, 2005, prepared by the Company's Board of Directors as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of June 30, 2005, amount to $ 173,639.78, which are not due as of that date.

6. The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

Autonomous City of Buenos Aires, August 8, 2005

CENTRAL TERMICA GÜEMES S.A.
Ruta 34, km. 1135 - General Güemes - Provincia de Salta

Corporate purpose:	(a) Industrial Activities: Operation of thermoelectric and hydroelectric generation plants or any other plants using any other energy source, whether owned by the Company or by third parties, for the generation, production and sale of electricity, as well as any other industrial or commercial activity complementary to or necessary for the carrying out of its purpose; (b) Import and Export of raw materials and any kind of goods, products and machinery related to the corporate purpose; (c) Services: Rendering and provision of assistance, maintenance, operation, administration and counseling services to both natural and artificial persons
Registration Number with the Companies' Inspection Bureau of Salta:	35/99.
Registration data and date in the Court of Original Jurisdiction in Commercial Matters of the Province of Salta of the change of jurisdiction and corporate domicile	Folio 9/10, Entry 2425 of the Corporations Book 10 on July 8, 1999.
Filing date of the Company's by-laws with the Companies' Inspection Bureau	September 18, 1992.
Dates of amendments to the Company's by-laws:	September 2, 1993, May 14, 1999, July 8, 1999, October 5, 1999, February 29, 2000, April 25, 2002, December 4, 2002, April 29, 2004 and June 24, 2004
Duration of the Company:	February 28, 2092.
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes	60%
Parent Company's main activity	Investment in the share capital of Central Térmica Güemes S.A. and wholesale purchase and sale of electricity produced and to be consumed by third parties

FISCAL YEAR No. 14
COMMENCED JANUARY 1, 2005

FINANCIAL STATEMENTS AS OF JUNE 30, 2005
(six-month period - stated in pesos)

CAPITAL STOCK
(note 4)

	Subscribed and paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	**62,906,000**

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF JUNE 30, 2005 AND DECEMBER 31, 2004
(stated in pesos)

	......06/30/05.....	......12/31/04.....
ASSETS		
CURRENT ASSETS		
Cash and banks	10,174,747	5,858,828
Investments (schedule II)		90,049
Accounts receivable (note 3.1)	13,880,574	7,013,827
Other receivables (note 3.2)	6,630,714	5,694,893
Spare-parts and materials	951,520	1,057,014
Total Current Assets	**31,637,555**	**19,714,611**
NON-CURRENT ASSETS		
Accounts receivable (note 3.1)		205,006
Other receivables (note 3.2)		
Spare-parts and materials	4,712,620	3,913,161
Property, plant and equipment (schedule I)	167,530,220	171,129,177
Deferred tax (note 5)		
Total Non-Current Assets	**172,242,840**	**175,247,344**
TOTAL ASSETS	**203,880,395**	**194,961,955**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable:		
Trade payables	9,918,853	2,767,420
Loans (note 6)	3,107,360	3,540,182
Payroll and social security charges	907,442	868,369
Taxes	470,500	653,211
Other liabilities	14,425	6,844
Total Current Liabilities	**14,418,580**	**7,836,026**
NON-CURRENT LIABILITIES		
Accounts payable:		
Loans (note 6)	84,871,145	84,726,639
Taxes	518,000	595,300
Total accounts payable	**85,389,145**	**85,321,939**
Reserves (schedule III)	1,028,814	1,194,457
Total Non-Current Liabilities	**86,417,959**	**86,516,396**
Total Liabilities	**100,836,539**	**94,352,422**
SHAREHOLDERS' EQUITY (as per the corresponding statement)	**103,043,856**	**100,609,533**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**203,880,395**	**194,961,955**

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2005 AND 2004
(stated in pesos)

	.....2005.....	......2004......
Net sales (note 3.4)	42,753,426	20,778,120
Cost of sales (schedule V)	(35,984,764)	(20,196,342)
Gross Profit	**6,768,662**	**581,778**
Selling expenses (schedule V)	(621,595)	(649,304)
Administrative expenses (schedule V)	(1,785,274)	(1,878,893)
Operating Profit (Loss)	**4,361,793**	**(1,946,419)**
Financial and holding results		
Generated by assets		
Exchange rate difference, interest and holding result	159,657	42,978
Generated by liabilities		
Interest and exchange rate difference	(2,039,363)	(1,780,364)
Accrual of the net present value of corporate notes (note 6)	(48,026)	(6,778,817)
Bank charges and expenses	(42,705)	(42,855)
Other income and expense, net	42,967	(87,108)
Profit (loss) before taxes	**2,434,323**	**(10,592,585)**
Income tax (note 5)		
NET PROFIT (LOSS) FOR THE PERIOD	**2,434,323**	**(10,592,585)**
Total earnings (losses) per share	**0.04**	**(0.17)**

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(stated in pesos)

	....Owners' contributions.... Capital stock	Adjustment to capital	Legal reserve	Accumulated Deficit	Total
Balances as of December 31, 2003	**62,906,000**	**86,016,073**	**1,391,572**	**(29,803,668)**	**120,509,977**
Net loss for the period				(10,592,585)	(10,592,585)
Balances as of June 30, 2004	**62,906,000**	**86,016,073**	**1,391,572**	**(40,396,253)**	**109,917,392**

	....Owners' contributions.... Capital stock	Adjustment to capital	Legal reserve	Accumulated Deficit	Total
Balances as of December 31, 2004	**62,906,000**	**86,016,073**	**1,391,572**	**(49,704,112)**	**100,609,533**
Net profit for the period				2,434,323	2,434,323
Balances as of June 30, 2005	**62,906,000**	**86,016,073**	**1,391,572**	**(47,269,789)**	**103,043,856**

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(stated in pesos)

	.....2005.....	.....2004.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Net profit (loss) for the period	2,434,323	(10,592,585)
Depreciation of property, plant and equipment	5,561,311	4,823,634
Depreciation of fixed assets disposed of	(37,159)	(764)
Unpaid (collected) interest, net present value and exchange rate differences accrued	1,260,727	2,382,512
Subtotal	9,219,202	(3,387,203)
Net changes in operating assets and liabilities		
Increase in accounts receivable	(6,661,741)	(8,318,799)
Increase in other receivables	(935,821)	(384,455)
(Increase) decrease in spare-parts and materials	(693,965)	243,641
Increase in trade payables	7,151,433	6,901,770
Decrease in payroll, social security charges and taxes	(220,938)	(635,958)
Increase (decrease) in other liabilities	7,581	(38,237)
Use of reserves	(165,643)	(94,119)
Net cash flows provided by (used in) operating activities	**7,700,108**	**(5,713,360)**
INVESTING ACTIVITIES		
Sale of property, plant and equipment	40,231	1,908
Acquisition of property, plant and equipment	(1,965,429)	(148,672)
Net cash flows used in investing activities	**(1,925,198)**	**(146,764)**
FINANCING ACTIVITIES		
Net (decrease) increase in loans	(1,549,040)	4,668,868
Net cash flows (used in) provided by financing activities	**(1,549,040)**	**4,668,868**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**4,225,870**	**(1,191,256)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**5,948,877**	**5,158,126**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**10,174,747**	**3,966,870**

(1) Cash and banks and Investments

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

1. EXCHANGE OF CORPORATE NOTES – THE COUNTRY'S ECONOMIC CONTEXT – SPECIFIC SITUATION OF BOTH THE ELECTRICITY SECTOR AND THE COMPANY

a) Exchange of Corporate Notes

As from June 2002, due to the uncertainty caused by the serious economic and financial crisis which the country and the electricity market in general had been going through, the Company's Board of Directors decided to begin conversations with the holders of Corporate Notes -floating rate for US$ 54,000,000 due in 2010- (the "Notes"), so as to rediscuss with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon and approved in the Company's court-supervised reorganization (the Agreement).

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25,561 and 25,563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) in relation to the holders of Corporate Notes: (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of the Notes issued under the Agreement, to inform them about the Company's need to change the terms and conditions of the Agreement, as a consequence of the New Regulations and the new economic and political context of both the country and the electricity sector, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

Given that the Company had not defaulted on interest payments of the Notes, the main creditors were not interested in initiating negotiations of any kind.

On November 15, 2002, the Board of Directors called a Special Shareholders' Meeting in order to obtain the legally required consent to prepare the terms and conditions of the exchange offer to be made to the holders of the Notes issued under the Agreement.

On December 4, 2002, the Special Shareholders' Meeting unanimously approved the proposal submitted by the President, which consisted of modifying sections five and six of the Company's By-laws in order to have a new element for negotiating the future proposal for the restructuring of the Company's financial debt, subjecting the capital increase to be proposed and those amendments, to the acceptance of proposal No 1, described in the "Exchange Offer", by Corporate Note holders.

The aforementioned "Exchange Offer" was made on December 20, 2002 and its maturity date, originally fixed for January 31, 2003, was extended until February 14, 2003. In the "Exchange Offer", the Company offered Corporate Note holders two proposals which consisted basically of:

Proposal No. 1:
Up to a maximum amount of US$ 32,400,000 in new Corporate Notes at an annual interest rate of 3%, with final maturity in 2013, ("New Corporate Notes Proposal 1") and up to a maximum of 24,840,000 common shares Class D of its common stock, nominal value 1.00 each, representing approximately 28.31% and 7.32% of the Company's capital stock and voting rights, respectively. For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange, the Company would issue "New Corporate Notes Proposal 1" for a principal amount of US$ 600 and 460 shares.

Proposal No. 2:
Up to a maximum amount of US$ 54,000,000 in Corporate Notes at an annual interest rate of 2%, with final maturity in 2013 ("New Corporate Notes Proposal 2"). For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange pursuant to this proposal, the Company would issue "New Corporate Notes Proposal 2" for a principal amount of US$ 1,000.

In the Board of Directors' meeting held on February 27, 2003, the President informed the Directors that the previously mentioned "Exchange Offer" had been concluded on February 26, 2003, at 5 p.m. New York time.

Subsequent to that, he proposed that, taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of Outstanding Notes), the condition established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of Outstanding Corporate Notes principal, be dispensed and that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market, still pending, be accepted.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding corporate notes amounts to US$ 22,331,400 (the "Remaining Corporate Notes").
The Company's Board of Directors stated that the purpose of the new corporate notes is to restructure the debt. Therefore the purpose of refinancing of liabilities mentioned in section 35 of the Corporate Notes Law is applicable to this case.

On March 17, 2003, in accordance with the prohibitory injunction issued on the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement (the "Action for the Review of the Agreement"), the Company's Board of Directors was authorized to suspend the accrual and payment of interest installments maturing as from March 26, 2003 under the terms stipulated in the Agreement and, in consequence whereof, was authorized to pay them in accordance with the terms of the judicial proposal contained in the Action for the Review of the Agreement –annual rate of 2%- until final judgment on the subject-matter of the Action for the Review of the Agreement were issued (the "Judgment").

On August 5, 2003, the Company was notified of a complaint (the "Complaint") filed in the Courts of New York (the "Court") by an alleged holder of US$ 4,700,000 (Van Eck Global Opportunity Master Fund, Ltd., hereinafter referred to as "Van Eck"). After the presentations made by Van Eck, the Company came to a settlement (the "Settlement") whereby Van Eck agreed to abandon the action and waive its right (the "Abandonment/Waiver"), in exchange for the Company's commitment to purchase from Van Eck a portion of the corporate notes that would replace the Remaining Corporate Notes, which would be issued immediately after the rendering of the Judgment approving the Action for the Review of the Agreement and ordering the exchange of the Remaining Corporate Notes for the new corporate notes (the "New Corporate Notes").

On October 3, 2003, the Judgment granting the Company's petition for the Approval of the Out-of-Court Agreement on the Adaptation of the Agreement and the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement, was rendered and, in consequence whereof, the following was resolved: (1) to approve the Out-of-Court Agreement on the Adaptation of the Agreement in accordance with the terms of the Trust Agreement entered into on March 11, 2003 with the Holders of New Notes, which represents the amount of US$31,668,600 of the claims relating to corporate notes, (2) to consider reviewed the Agreement which represents the amount of US$22,331,400 of the claims relating to corporate notes under the terms of the Alternative 2 of the Judicial Proposal to Adapt the Agreement, consisting of the issuance of new notes, under the proposed terms and conditions, maturing in 2013 and at an annual interest rate of 2% payable semiannually following the maturity order of interest payments that the Company has been paying.

Consequently, and given that the conditions stipulated in the Settlement agreed on with Van Eck were fulfilled, the Company purchased, during the first week of November 2003, the portion of the New Corporate Notes agreed-upon in the Settlement, equivalent to US$400,000, and Van Eck abandoned the action and waived its right

The statements included herein concerning the Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency or applicable rate of exchange, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

b) The country's economic context

Since 1998, Argentina had been immersed in a difficult economic situation whose first indicators were recession and the fall of the gross domestic product. This situation worsened after the Government's possibility of gaining access to credit lines was severely restricted. This restriction led to Argentina's default on its public debt held by local and foreign investors, banks and pension fund administrators. Additionally, the Argentine Congress passed the Economic Emergency and Foreign Currency Exchange System Reform Law which implied not only the end of the convertibility system under which the peso had been pegged at par with the US dollar, but also the devaluation of the peso by approximately 200%.

In order to avoid or mitigate the impact of said devaluation on public utility rates, and based on the provisions of the aforementioned Law, the Federal Government converted into pesos the prices of electricity at the rate of 1 peso per US dollar. Furthermore, the government, through several regulations, intervened in the setting of the prices in the electricity market which, until then had been fixed based on the supply and demand. Moreover, the aforementioned Law authorized the Federal Government to renegotiate the contracts with public utility companies.

In the last two years, the Argentine economy has begun to recover showing a significant increase in the gross domestic product. Moreover, in February 2005, the international public debt swap was concluded. However, the future of the electricity sector is still uncertain.

c) Specific situation of both the electricity sector and the Company

The adjustment of prices contemplated in the laws that govern the Wholesale Electricity Market (MEM) and which is necessary for the Electricity Generation Sector to recover its profitability, did not occur in 2004. The government has intervened in the setting of MEM prices by freezing the seasonal price of energy at a price that is not enough to cover production costs, causing the Stabilization Fund to run out and be insufficient to finance the MEM. Furthermore, the government created a fictitious mechanism for setting the spot price of energy, considering the free availability of natural gas in thermal power plants and excluding liquid fuels in the setting of the price. However, the lack of natural gas resulted in an increased use of liquid fuels as compared to that of previous years.

On the other hand, there is uncertainty concerning the availability of natural gas to supply thermal power plants due to the poor level of investments made in natural gas exploration and transportation since 2002. There is a strong probability that the difficulties in the supply of natural gas experienced in 2004 will not only continue throughout 2005 but also get worse in the next two financial years.

No adjustment of prices is expected to occur during 2005. As promised by the authorities, prices will be adjusted when new thermal power plants are in operation and generation capacity is thereby increased (see note 10). It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied, or the financial ability to finish them, are still uncertain.

The Company is in a situation in which its revenues have been converted into pesos, while part of its expenses and a significant part of its liabilities are denominated in United States dollars.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING CRITERIA

Accounting principles applied - These financial statements have been prepared in accordance with the disclosure and valuation criteria set forth by General Resolution No 368 of the National Securities Commission ("CNV"), which includes the Technical Resolutions of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), with the amendments introduced by the CNV.

Consideration of the effects of inflation - The financial statements fully reflect the effects of the changes in the purchasing power of the currency through February 28, 2003, following the method of adjustment for inflation set forth in Technical Resolution No. 6 of the FACPCE and the provisions of both Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the National Securities Commission.

Monetary items – Cash and banks, receivables, payables and allowances/reserves in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of the year or period. Non-current credit and debit balances that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value, being non-significant the differences in relation to their present values. This same criterion has been applied to current credit and debit balances, as the period may be regarded as a period of monetary stability due to the low variations recorded in the domestic wholesale price index.

Foreign currency denominated assets and liabilities – They have been valued at the rates of exchange in effect as of the end of the year or period, plus interest accrued, if any (See Refinancing of liabilities – Corporate Notes).

Investments – Time deposits as of December 31, 2004 have been valued including interest accrued through the end of the year.

Spare-parts and materials – They have been valued at their estimated replacement cost as of the end of the year or period.

Property, plant and equipment – Property, plant and equipment have been restated as indicated in the first part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for turbines, boilers and related equipment, for which the unit of production method was applied.

Allowances – deducted from assets – They have been recorded to adjust the valuation of trade receivables and the other non-current receivables, based on the analysis of receivables whose collection is uncertain as of the end of the year or period.

Income tax – The Company determined income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes or when there exist tax losses that may be applied to offset future taxable income.

Refinancing of liabilities – Corporate Notes – Technical Resolution No. 17 of the FACPCE establishes that whenever a debt between independent parties were subject to an interest rate significantly lower than that of the market, the debt will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the transaction. Furthermore, it establishes that whenever a debt between independent parties were replaced by another, whose terms and conditions were significantly different from those originally agreed-upon, the pre-existing account will be closed and a new debt will be recognized, which will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the debt. Additionally, the regulation states *juris et de jure* that the terms and conditions are substantially different if the discounted value of the new debt differs from the discounted value of the refinanced debt in, at least, ten percent. In this regard, and as mentioned in notes 1 and 6, the Company considers that the interest rate of corporate notes is significantly lower than that of the market and that the exchange of corporate notes carried out during fiscal year 2003, constitutes a refinancing in accordance with the applicable accounting principles. Therefore, the existing debt was written off and the new debt was recognized at its present value, using annual rates of 12% and 10% as of December 31, 2004 and June 30, 2005, respectively.

Earnings (losses) per share – Given that the Company has issued neither preferred shares nor corporate notes convertible into common shares, only the basic earnings(losses) per share have been disclosed.

Reclassifications and/or adjustments – Certain amounts in the financial statements as of June 30, 2004 and December 31, 2004 have been reclassified and/or adjusted in order to conform them with the June 30, 2005 presentation.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the first part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the first part of this note.

Income statement accounts – Income statement accounts have been maintained at their nominal values, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment), which have been determined according to the restated values of those assets.

Recoverable value – Due to the country's economic situation and its impact on both the electricity market and the Company's operations, as detailed in notes 1.c), 9 and 10, it has not been possible to determine the recoverable value of property, plant and equipment existing as of June 30, 2005.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivable

	..06/30/05..	..12/31/04..
Current		
CAMMESA	8,063,875	2,249,641
Debtors of the term market	8,076,417	7,252,622
Parent Company – Powerco S.A.	894,571	665,853
Receivables in litigation	1,020,837	1,020,837
Allowance for bad debts (schedule III)	(4,175,126)	(4,175,126)
	13,880,574	**7,013,827**

Non-current accounts receivable as of December 31, 2004, include the balances with CAMMESA for sales credits pursuant to the provisions of Resolution No. 406/03 (see note 10).

The breakdown of the balances as of June 30, 2005, according to their collection or use period, is as follows:

	..06/30/05..	..12/31/04..
a) To become due:		
within 6 months	12,706,183	
b) With no specified due date	5,349,517	
Allowance for bad debts	(4,175,126)	
Total	**13,880,574**	

Accounts receivable do not accrue interest nor are they subject to adjustment clauses.

3.2 **Other receivables**

Current:		
Advances to suppliers	3,798,121	2,448,130
Tax credits	2,074,208	2,325,586
Prepaid expenses	342,033	650,144
Miscellaneous	416,352	271,033
	6,630,714	**5,694,893**
Non-current:		
EDESA S.A. – 132 Kv power line (note 8)	3,653,335	3,653,335
Allowance for doubtful accounts (schedule III)	(3,653,335)	(3,653,335)

The breakdown of the balances as of June 30, 2005 according to their collection or use period, is as follows:

a) To become due:	
within 3 months	3,798,121
between 3 and 6 months	2,416,242
more than 1 year	3,653,335
b) With no specified due date	416,351
Allowance for doubtful accounts	(3,653,335)
Total	**6,630,714**

These receivables do not accrue interest, except for certain advances to suppliers.

3.3 Liabilities

The breakdown of the balances as of June 30, 2005 according to maturity is as follows:

To become due:	
within 3 months	11,219,495
between 3 and 6 months	1,558,320
between 6 and 9 months	1,549,040
between 9 and 12 months	77,300
more than 1 year (1)	85,389,145
With no specified due date	14,425
	99,807,725

(1) Includes a debt at discounted value for the issuance of corporate notes for $84,871,145 (nominal value 154,904,000) maturing in 2013, which accrues interest at an annual rate of 2%, payable semiannually (See notes 1, 2 and 6).

3.4 Net sales

	.....2005.....	.....2004.....
Sales of electricity	43,871,962	22,341,230
Discounts for services received	(1,028,536)	(1,473,110)
Municipal contribution	(90,000)	(90,000)
	42,753,426	**20,778,120**

3.5 Segment information as of June 30, 2005

The Company's business is concentrated in the energy sector, through both transactions in the domestic market and term contracts in the foreign market. In relation thereto, the Company has identified the following primary geographic segments:

	Domestic market (in thousands of pesos)	**Foreign market -Term Contracts-** (in thousands of pesos)	**Total**
a) Net sales:	11,946	30,807	42,753
b) Result:	680	1,754	2,434
c) Accounting measurement of assigned assets:	63,149	140,731	203,880
d) Accounting measurement of assigned liabilities:	28,917	71,919	100,836
e) Additions of property, plant and equipment:	549	1,416	1,965
f) Depreciation of property, plant and equipment (net of the reversal of the technical revaluation reserve):	1,554	4,007	5,561

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of June 30, 2005 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

The Company determines income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes or when there exist tax losses that may be applied to offset future taxable income.

As of June 30, 2005, total temporary differences and existing tax losses represent a net deferred tax asset of approximately 13,830,000. However, the Company has recorded an allowance for the total amount of the deferred tax asset given that its recoverability during the period in which it may be applied to offset taxable income is uncertain.

Furthermore, as of June 30, 2005 and December 31, 2004, no income tax reserve has been recorded due to the existence of tax losses.

The breakdown of the net deferred tax asset as of June 30, 2005 and December 31, 2004 is as follows:

Detail	..06/30/05..	..12/31/04..
Tax losses	37,700,000	39,360,000
Undeductible allowances	2,730,000	2,600,000
Temporary liability differences	(20,060,000)	(20,935,000)
Net assets	20,370,000	21,025,000
Allowance for deferred tax assets (schedule III)	(20,370,000)	(21,025,000)
Balance	**0**	**0**

The net movement of the deferred tax asset during this period amounts to 655,000 (loss) which has been offset by recovering the allowance for deferred tax assets (schedule III).

As to the tax on minimum presumed income, in March, 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to this tax. The Federal Public Income Administration (AFIP), by Resolution No. 1371/01 dated December 27, 2001, recognized the improper of the tax.

On May 9, 2005, the AFIP -through Administrative Resolution No. 53/05- resolved to nullify the aforementioned resolution No. 1371/01. Both, the Company and its legal advisors consider that there exist solid arguments to defend the Company's original stance concerning the improper of the minimum presumed income tax and therefore, no reserve for this tax has been recorded as of June 30, 2005.

On May 13, 2005, the Company legal advisors filed a complaint with the AFIP questioning formal and substantial aspects of the resolution whereby Resolution No. 1371/01 had been nullified.

On June 9, 2005, the Federal Court of Original Jurisdiction No. 1, considering the Company's petition, ordered the suspension of the effects of Administrative Resolution No. 53/05, thus preventing the AFIP tax authorities from carrying out any judicial or extrajudicial action, whether of an administrative or fiscal nature, directly or indirectly related to the implementation and/or compliance with the aforementioned resolution, until the AFIP issues a decision on the complaint filed by the Company.

6. LOANS

	..06/30/05..	..12/31/04..
Current:		
Current account overdrafts	9,280	345,622
Interest on Corporate Notes (schedule IV)	3,098,080	3,194,560
	3,107,360	**3,540,182**
Non-Current:		
Corporate Notes (schedule IV)	**84,871,145**	**84,726,639**

Through March 2003, outstanding corporate notes at a floating interest rate, with final maturity in 2010, amounted to US$ 54,000,000.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. The remaining amount of outstanding Corporate Notes for US$ 22,331,400 was restructured on October 3, 2003, as a consequence of the favorable judgment in the Action for the Review of the Agreement filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013.

In November 2003, the aforementioned amount was reduced in US$ 400,000 due to the purchase of Corporate Notes as a consequence of the settlement agreed on with Van Eck who had filed a complaint. Subsequent to this event, the restructured debt amounts to US$ 53,600,000, which at present values of June 30, 2005 and December 31, 2004 amounts to US$ 30,439,178 and US$ 29,503,758, respectively (see note 2 "Refinancing of liabilities – Corporate Notes").

	US$	**Rate of exchange**	**Pesos**
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of December 31, 2003	24,899,389	2.93	72,955,209
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of June 30, 2004	26,937,171	2.96	79,734,026
Total			**(*) 6,778,817**

(*) Included in the statement of operations as of June 30, 2004 under "Exchange rate differences and accrual of the net present value of corporate notes".

	US$	Rate of exchange	Pesos
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of December 31, 2004	29,503,758	2.98	87,921,199
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of June 30, 2005	30,439,178	2.89	87,969,225
Evolution of the present value			**(*) 48,026**

(*) Included in the statement of operations as of June 30, 2005 under "Accrual of the net present value of corporate notes".

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 1,028,814 as of the period ended June 30, 2005. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A. (the "Agreement"), whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect.
- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation. By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of June 30, 2005 and December 31, 2004, disbursements made to finance this work amounted to 3,653,335 and have been recorded as Other non-current receivables. Due to the uncertainty regarding the recoverability of this credit, the Company's management has decided to record an allowance for 3,653,335 (schedule III).

9. RESTRICTIONS ON THE SETTING OF THE SPOT PRICE – RESOLUTION No. 240/03 OF THE ENERGY SECRETARIAT

The electricity generated by the Company is sold in the Wholesale Electricity Market in two ways: in the Term Market, through supply or electricity agreements entered into between the parties, and in the Hourly Price Market, or "Spot" Market, at the hourly price set by CAMMESA, based on the supply and demand.

The "freezing" of the Seasonal Price of energy at a price that was not enough to cover production costs, caused the Stabilization Fund to run out and be insufficient to finance the Wholesale Market. Having as an excuse the lack of transparency in the supply of natural gas to power generation plants, but with the clear aim of not increasing the loss and until the supply were stabilized, the Regulatory Authority took control of the Spot Price Market through Resolution 240/03 of the Energy Secretariat issued on August 14, 2003. Although this resolution was published in the *Official Gazette* on August 19, 2003, it has been applied since August 15, 2003.

This resolution does not include, in the setting of the price, the Cost of Water used for the economic dispatch in dam stations, and creates a fictitious mechanism for setting the price, considering the free availability of natural gas in thermal power plants in operation or that could be in operation within the next hour, thus excluding liquid fuels in the setting of the price.

By note No. 526 of the Under-Secretariat of Energy, dated October 09, 2003, the Regulatory Authority suspended the application of Resolution No. 240/03 as long as no restrictions existed in the supply of natural gas. This measure was soon nullified by Note S.C.E.E. No. 65 dated January 30, 2004, which went into effect as from that same date and when the first supply restrictions occurred.

10. RESTRICTIONS ON THE COLLECTION OF CREDITS WITH CAMMESA – RESOLUTION No. 406/03 OF THE ENERGY SECRETARIAT – RESOLUTIONS Nos. 949/04 AND 956/04

The electricity, capacity and related services sold by the Company in the Wholesale Electricity Market result in economic transactions managed by CAMMESA, whose economic funds derive from the balance of prices that should be observed between those who pay and those who produce the traded good.

As the Regulatory Authority did not fix a uniform price, stabilized every 90 days, that included generation and transportation costs, as established in section 36 of Law No. 24,065, the Stabilization Fund ran out and became insufficient to finance the Wholesale Market. In order to priorize payment to creditors in view of the insufficient economic resources, and until the seasonal price were set at a balanced value, the Authority took control of the Market by means of Resolution No. 406/03 of the Energy Secretariat issued on September 08, 2003 and retroactively applied since September 1, 2003.

The effects of the aforementioned measure make it possible to anticipate an additional decrease in revenues since the aforementioned resolution –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the Seasonal Fund recovers.

On August 6, 2004, the Energy Secretariat, through Resolution No. 826/04, invited all the Agents that are creditors of the Wholesale Electricity Market (MEM), to participate in the setting up of the "Fund for the necessary investments to increase electricity supply in the Wholesale Electricity Market" (hereinafter referred to as 'FONINVEMEM"), by investing in said fund, their sales credits with maturity date to be defined deriving from Resolution No. 406/03 of the Energy Secretariat, during the period of January 2004 through December 2006, considering for the calculation of the amount that each Agent will contribute during this period, that the power contracted by each generator of the MEM in the Term Market for the May-July 2004 quarter, will not be increased.

With regard to the aforementioned Resolution No. 826/04, on October 1, 2004 the Energy Secretariat issued Resolution No. 956/04 which states that the consolidated balances will be earmarked for the FONINVEMEM fund.

The FONINVEMEM fund was created through Resolution No. 712/04 of the Energy Secretariat dated July 12, 2004, with the aim of administering the economic resources earmarked for the investments that would allow for the increase of electricity supply towards 2007.

The above-mentioned Resolution states that for those MEM Agents who decide not to participate in the FONINVEMEM fund by applying the percentage that would result from their sale credits with no defined maturity date, the Energy Secretariat will carry out an analysis and subsequently issue the corresponding regulations concerning the issuance of the documents representing an electricity volume Megawatts hour (MWh) compatible with the sale credits not involved in the setting up of the above-mentioned Fund, for their exchange. These documents will be paid as from the date on which the works built with the resources of the Fund provide enough genuine incomes.

As of December 31, 2004, the Company did not participate in the FONINVEMEM, and its balance with CAMMESA for sales credits amounted to 328,010, which the Company began to collect as from March 15, 2005 in twenty-four monthly and consecutive installments.

On September 21, 2004, the Energy Secretariat issued Resolution No. 949/04 whose purpose was to differentiate, in reference to price, the treatment to be given to the electricity to be exported from the electricity to be used in the domestic market. Said resolution established that the price applicable to the export of electricity, would be the maximum between the Marginal Operation Cost (CMO) and the spot prices according to Resolution No. 240/04.

The CMO is the price of the most expensive machine in operation, regardless of the type of fuel it uses. In summer time and when no gas restrictions exist, this price may be equivalent to the spot price according to Resolution No. 240/04, but in winter, due to the use of liquid fuels, the CMO may amount to $240/MWh in contrast with the $40/MWh of the spot price according to Resolution No.240/04.

Due to the significant differences, the Company began negotiations with CEMSA in order to renew, under new and mutually satisfactory terms, the agreement to export electricity to Uruguay for another period until April 2007.

11. NATURAL GAS SUPPLY

On February 13, 2004, the Federal Government issued Decrees Nos. 180/04 and 181/04 which modified the regulatory framework of the natural gas market. The changes introduced could affect natural gas supply agreements entered into by the Company, most of which require to be regulated by the Energy Secretariat.

On April 22, 2004, the Federal Planning Ministry, based on the aforementioned Decree No. 181/04, issued Resolution No. 208/04 which approves the natural gas price agreement reached by the Energy Secretariat and gas producers. Said agreement provides for a gradual increase in gas prices that affects power generation plants. Those hikes in gas prices have been recognized by the Company as from the past May 31, date since which CAMMESA has also recognized them in the fixing of the spot wholesale prices of electricity.

As for natural gas supply, the most relevant event was the load reduction in winter in 2004 owing to lower supply from producers. Due to these restrictions, an agreement was signed with Petrobras for the supply of gas from Bolivia, for 250,000 m3, take or pay, and a surplus of up to 500,000 m3 at a price of US$1.6/per million BTU. Through Note No. 622/2004 dated June 30, 2004, the Energy Secretariat authorized CTG to operate with imported natural gas at a maximum price of US$1.4/per million BTU, until October 31, 2004. Petrobras agreed to adjust the price of gas to the maximum price authorized by the Energy Secretariat. The natural gas purchase operation began on July 6, 2004. The total volume of gas from Bolivia consumed by the Company during 2004 amounted to 23,421,230 m3.

In 2004, the Energy Secretariat, through CAMMESA, assigned the Company 3,081,702 m3 of natural gas, of which 412,000 m3 were received in June 2004, 339,702 m3 in July 2004, 1,250,000 m3 in August 2004 and 1,080,000 m3 in December 2004.

With regard to the natural gas supply contract, an agreement was signed with producers for a 12-month period beginning May 1, 2004 for a daily volume of 1,000 dam3. This agreement expired on April 30, 2005.

As for natural gas transportation, the agreements signed with Transportadora de Gas del Norte S.A. and the distributor for a daily volume of 350 dam3 and 250 dam3, respectively, are still in effect.

12. EXPORT OF ELECTRICITY

a) Uruguay

Due to the existing agreement with Comercializadora de Energía del Mercosur S.A. (CEMSA), (the "Agreement"), on November 14, 2004 the Company entered into an agreement with CEMSA for the sale of 150 MW–aimed at helping the latter with the sale and export of electricity to the Administración Nacional de Usinas y Transmisiones Eléctricas de la República Oriental del Uruguay. Said agreement took into account (i) the latest resolutions issued by the Energy Secretariat, (ii) the criterion adopted by CEMSA for interpreting the provisions of Resolution No. 949 with regard to the setting of the price for the export of electricity and its direct effect on the Agreement, and (iii) the need for a global accord that would resolve the disputes over the aforementioned interpretation of Resolution No. 949 and the differences that have arisen between both companies as from March 2004, resulting mainly from CAMMESA's unexpected decision not to support the Agreement with the Company's own generation or co-generation produced in the MEM.

b) Brazil

On July 31, 2003 the Company entered into an agreement for the sale of generation to export power and electricity in the name and by order of CEMSA. The agreement went into effect on May 1, 2005 and will end on July 31, 2022. Pursuant to the agreement, the Company has agreed to provide 119 MW of power at a price that will range from US$1,200 to 1,300/MW-month, plus a fixed charge of US$2,000/MW-month. However, it has been agreed that the price of electricity will be adjusted in accordance with the evolution of the price of natural gas.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND DECEMBER 31, 2004
(stated in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2005										2004
	Original values				Depreciation					Net value	Net value
	Balance at beginning of year	Increases	Decreases	Balance at end of period/year	Accumulated at beginning of year	Disposals	Current Period Rate %	Current Period Amount	Accumulated at end of period/year		
Land	1,754,085			1,754,085						1,754,085	1,754,085
Buildings	60,299,542			60,299,542	18,269,596		2.55	977,706	19,247,302	41,052,240	42,029,946
Turbines	97,289,830			97,289,830	45,086,331		(*)	1,691,984	46,778,315	50,511,515	52,203,499
Boilers	98,099,950			98,099,950	36,811,689		(*)	1,657,038	38,468,727	59,631,223	61,288,261
Transformers	13,874,144			13,874,141	6,691,050		(*)	234,313	6,925,363	6,948,778	7,183,094
Water treatment plant	2,575,554			2,575,554	1,086,875		(*)	45,786	1,132,661	1,442,893	1,488,679
Auxiliary equipment	831,733			831,733	401,202		(*)	14,048	415,250	416,483	430,531
Gas plant and gas pipeline	4,182,340			4,182,340	2,017,020		(*)	70,634	2,087,654	2,094,686	2,165,320
Tools	845,996	4,580		850,576	842,990		10.00	6,881	849,871	705	3,006
Vehicles	553,385	43,982	40,231	557,136	452,300	37,159	20.00	17,691	432,832	124,304	101,085
Furniture and fixtures	1,599,100	29,428		1,628,528	1,586,817		20.00	9,260	1,596,077	32,451	12,283
Facilities	845,655			845,655	824,216		20.00		824,216	21,439	21,439
Software	195,949	2,351		198,300	192,612		33.00	3,504	196,116	2,184	3,337
Maintenance expenses	15,920,032	332,486		16,252,518	13,475,420		16.67	832,466	14,307,886	1,944,632	2,444,612
Advances to suppliers		1,552,602		1,552,602						1,552,602	
TOTAL 06/30/05	**298,867,295**	**1,965,429**	**40,231**	**300,792,490**	**127,738,118**	**37,159**		**5,561,311**	**133,262,270**	**167,530,220**	
TOTAL 12/31/04	**298,638,829**	**252,764**	**24,298**	**298,867,295**	**117,516,623**	**22,389**		**10,243,884**	**127,738,118**		**171,129,177**

(*)These assets are depreciated by applying the unit of production method

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND DECEMBER 31, 2004
(stated in pesos)

INVESTMENTS

	Recorded value 06/30/05	Recorded value 12/31/04
CURRENT INVESTMENTS		
Time deposits		90,049
TOTAL CURRENT INVESTMENTS		**90,049**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND DECEMBER 31, 2004
(stated in pesos)

ALLOWANCES AND RESERVE S

Items	2005 Balance at beginning of year	Increases	Decreases		Balance at end of period/year
Deducted from assets					
Allowance for bad debts	4,175,126				4,175,126
Allowance for other doubtful accounts	3,653,335				3,653,335
Allowance for deferred tax assets	21,025,000		655,000	(1)	20,370,000
TOTAL 06/30/05	**28,853,461**		**655,000**		**28,198,461**
TOTAL 12/31/04	**24,375,126**	**4,478,335**			**28,853,461**
Included in liabilities					
Contingency reserve	1,194,457		165,643	(2)	1,028,814
TOTAL 06/30/05	**1,194,457**		**165,643**		**1,028,414**
TOTAL 12/31/04	**1,445,919**	**186,000**	**437,462**		**1,194,457**

(1) Charged to income tax in the statement of operations.
(2) To cover foreseen events.

SCHEDULE IV

CENTRAL TERMICA GÜEMES S. A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

FOREIGN CURRENCY DENOMINATED ASSET S AND LIABILITIES

	06/30/05				12/31/04		
	Currency and amount		Rate of exchange $	Booked amount in local currency (pesos)	Currency and amount		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	US$	2,617,845	2.85	7,460,860	US$	1,017,064	2,990,168
Total Current Assets				**7,460,860**			**2,990,168**
TOTAL ASSETS				**7,460,860**			**2,990,168**
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	US$	1,072,000	2.89	3,098,080	US$	1,072,000	3,194,560
Total Current Liabilities		**1,072,000**		**3,098,080**		**1,072,000**	**3,194,560**
NON-CURRENT LIABILITIES							
Loans							
Corporate notes (*)	US$	29,367,178	2.89	84,871,145	US$	28,431,758	84,726,639
Total Non-Current Liabilities		**29,367,178**		**84,871,145**		**28,431,758**	**84,726,639**
TOTAL LIABILITIES		**30,439,178**		**87,969,225**		**29,503,758**	**87,921,199**

(*) Present value (see note 6)

CENTRAL TERMICA GÜEMES S. A.
FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(stated in pesos)

COST AND EXPENSES

Items	2005				2004
	Cost of sales	Selling expenses	Administrative expenses	Total	Total
Fees			130,703	130,703	98,973
Salaries and wages	2,465,387	280,016	292,157	3,037,560	2,631,722
Social security charges	365,650	48,696	57,157	471,503	521,379
Fuel	25,974,076			25,974,076	11,655,330
Spare-parts and materials	479,668			479,668	535,509
Services contracted	705,461	129,612	606,519	1,441,592	929,747
Communications			99,005	99,005	158,885
Office expenses		56,267	103,154	159,421	150,012
Depreciation of property, plant and equipment	5,546,896		14,415	5,561,311	4,823,634
Insurance	444,770			444,770	445,330
Taxes and rates	2,856		210,944	213,800	336,659
Miscellaneous		107,004	271,220	378,224	437,359
TOTAL 2005	**35,984,764**	**621,595**	**1,785,274**	**38,391,633**	
TOTAL 2004	**20,196,342**	**649,304**	**1,878,893**		**22,724,539**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005

(stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous periods or which could affect comparison with those to be presented in future periods:

   See notes 1 c), 9 and 10 to the financial statements, regarding the changes introduced to the Argentine economic framework and their impact on the Company.

3. Classification of credit and debit balances:

   See notes 3.1., 3.2. and 3.3.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Receivables	Payables
1. In local currency (includes allowances/reserves).	20,511,288	12,867,314
2. In foreign currency (US dollars)		87,969,225
TOTAL	**20,511,288**	**100,836,539**

b) The classification according to the type of adjustment is as follows:

	Receivables	Payables
1. Subject to adjustment clause		
2. With no adjustment clause	20,511,288	100,836,539
TOTAL	**20,511,288**	**100,836,539**

c) The classification according to the accrual or not of interest is as follows:

	Receivables	Payables
1. Accruing interest		15,965,394
2. Not accruing interest	20,511,288	84,871,145
TOTAL	**20,511,288**	**100,836,539**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital and votes.

None.

b) Balances with Subsidiary and Related Companies (Powerco S.A.(Parent)):

Accounts receivable	894,571
Accounts payable	(626,333)

c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

None.

7. Physical inventory of spare-parts and materials.

The Company keeps an updated record of its inventory which is verified through periodic stocktakings over the year.

There are no supplies in a damaged condition, out of use or tied-up.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical revaluation reserve when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations.

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, see note 2, under "Recoverable value".

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	118,100	124,304
Fixed asset and spare-parts and materials (except land and vehicles)	Total	217,000,000	171,315,971

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future capital subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19,550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in caption I. These documents are the responsibility of the Company's management.

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of June 30, 2005.

b) Statement of operations for the six-month period ended June 30, 2005.

c) Statement of changes in shareholders' equity for the six-month period ended June 30, 2005.

d) Statement of cash flows for the six-month period ended June 30, 2005.

e) Notes 1 through 12 and supplemental schedules I through V for the six-month period ended June 30, 2005.

f) Informative summary required by the National Securities Commission for the six-month period ended June 30, 2005.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the six-month period ended June 30, 2005.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations which require that the documents detailed in items a) through e) of caption I be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in caption I, we have examined the work performed by the external auditor Deloitte & Co S.R.L., who issued his report dated August 8, 2005, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures to the financial information and making inquiries of persons responsible for accounting and financial matters. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

Provided that it is not the responsibility of Statutory Auditors to control Company's management, our review has included neither the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

III) PRIOR CLARIFICATIONS

As explained in note 1c) to the financial statements, the Company is in a situation in which its revenues have been converted into pesos while part of its expenses and a significant part of its liabilities are denominated in United States dollars.

The situations referred to in note 1.c) create uncertainties on the effects that the measures to be adopted by the Government with regard to the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

IV) STATUTORY AUDITORS' REPORT

Based on our review, we are able to report that:

a) According to that mentioned in caption II, we are able to report that the financial statements as of June 30, 2005 referred to in caption I, take into account all the events and circumstances of which we have become aware and that we have no observations to make other than those mentioned in caption III.

b) The Informative Summary required by General Resolution No. 368/01 of the National Securities Commission for the six-month period ended June 30, 2005 includes the information required by item 6 of Appendix I of Book VII of said resolution. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned document are the responsibility of the Company's Management. The amounts included in said document, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements mentioned in caption I, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

Autonomous City of Buenos Aires, August 8, 2005

RENE HARDY
On behalf of the Statutory Auditors

CENTRAL TERMICA GÜEMES S.A.

Financial statements for the nine-month period ended September 30, 2005

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF SEPTEMBER 30, 2005

1. A Brief on Company's Activities

Production and Sales

During the nine-month period ended September 30, 2005, 1,313 GWh were produced, which means a level of production 23% higher than that for the same period of the previous fiscal year (1,065 GWh), whereas the production volume sold to the market throughout the same period amounted to 1,232 GWh.

Prices

The average price of energy at the Güemes node and power supplied during the first nine months of 2005 amounted to $55,93/MWh ($68,905,393/1,232 GWh), which turned out higher than the average price for the same period of the previous year ($42,30 /MWh - $42,340,897/1,001 GWh) by 32%.

Sales

Gross sales (net of compensations with the system) for the nine-month period ended September 30, 2005 increased 63% to $68,905,393 as compared to the $42,340,897 for the same period of the previous year. The $26.6 million absolute variation in gross sales is due mainly to the increase recorded in both production ($9.8 million) and price ($16.8 million).

Results

The operating result for the nine-month period ended September 30, 2005 showed a profit amounting to $5,219,332, which is $5,786,126 greater than the $566,794 operating loss for the same period of the previous year.

The net result for the nine-month period ended September 30, 2005 showed a loss of $1,596,855, which is lower than the $10,308,218 loss for the same period of the previous year, by $8.7 million.

It is important to clarify that the net loss of $1,596,855 as of September 30, 2005 includes a loss of $3,514,985 as a consequence of the accrual of the debt in corporate notes after the restructuring at its net present value.

2. Equity and Results Structure

2.1 Equity Structure

	....2005....	....2004....	....2003....	....2002....	....2001....
Current Assets	35,576,532	26,746,840	25,762,547	32,120,511	37,117,351
Non-Current Assets	169,414,827	177,336,788	187,402,443	195,353,613	205,852,176
Total	**204,991,359**	**204,083,628**	**213,164,990**	**227,474,124**	**242,969,527**
Current Liabilities	16,180,144	16,060,199	6,356,449	6,635,912	14,810,961
Non-Current Liabilities	89,798,537	77,821,670	109,142,070	204,333,125	123,412,958
Subtotal	**105,978,681**	**93,881,869**	**115,498,519**	**210,969,037**	**138,223,919**
Shareholders' Equity	99,012,678	110,201,759	97,666,471	16,505,087	104,745,608
Total	**204,991,359**	**204,083,628**	**213,164,990**	**227,474,124**	**242,969,527**

2.2 Results Structure

Operating results	5,219,332	(566,794)	(3,666,858)	77,380	250,712
Other income & expense	(34,011)	(206,606)	(1,793,131)	(885,321)	(2,198,460)
Financial results	(6,782,176)	(9,534,818)	9,093,195	(94,305,992)	(796,449)
Loss (profit) for the period	**(1,596,855)**	**(10,308,218)**	**3,633,206**	**(95,113,933)**	**(2,744,197)**

3. Statistical data (in physical units)

	....2005.... GWh	....2004.... GWh	....2003.... GWh	....2002.... GWh	....2001.... GWh
Production volume	1,313	1,065	808	1,052	1,122
Sales volume	1,232	1,001	755	978	1,048

4. Ratios

	....2005....	....2004....	....2003....	....2002....	....2001....
Liquidity (1)	2.19	1.66	4.05	4.84	2.51
Solvency (2)	0.93	1.17	0.84	0.08	0.75
Tied-up capital (3)	0.82	0.87	0.88	0.86	0.85

(1) Current Assets/Current Liabilities.
(2) Shareholders' Equity/Total Liabilities.
(3) Non-Current Assets/Total Assets.

5. Prospects

The long-awaited adjustment of prices contemplated in the laws that govern the Wholesale Electricity Market (MEM), and which is necessary for the Electricity Generation Sector to recover its profitability, will not occur in 2005, either. This being so because a Government plan aimed at increasing generation supply to 1,600 MW has begun in 2005 and, as promised by the authorities, prices will be adjusted as and when the two involved combined-cycle plants begin to deliver electricity to the MEM. It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied or the financial ability to finish them, are still uncertain

The difficulties in the supply of natural gas experienced in 2004 have not only continued during the first nine months of 2005 but may get worse in the next two financial years. However, the experience acquired allows us to be more optimistic concerning the possibility of having our natural gas needs met, not only because the alternative of using natural gas from Bolivia continues to be available but also because of our plant's recognized strategic position in relation to the gas pipeline that begins in the Northwestern region (NOA) and gets its supply from Argentina and Bolivia's gas fields, using the remaining transport capacity existing in our location, and the consequent contribution of our generation to the insufficient transport capacity of natural gas in relation to the demand existing to the South of our location, where natural gas is used for industrial activities rather than for the generation of electricity.

The commercial agreements entered into with CEMSA to export electricity to Uruguay (150 MW) have been renewed under new commercial and financial terms which are better than those agreed-upon for 2004. Additionally, the agreement signed to export electricity to Brazil (60 MW), which went into effect in May 2005 and will end in 2022, and which is currently under review, should also be mentioned.

During the first nine months of 2005, the Company was able to recover an adequate level of cash and banks thank to the renegotiation of export contracts. We hope this situation will continue throughout 2005, so as to be able to continue to comply with our financial commitments satisfactorily.

As in 2004, in 2005 revenues have continued to decrease as compared to 2003 due to the application of resolutions 240 and 406 of the Energy Secretariat. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel).

AUDITORS' REPORT

(Limited review)

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have performed a limited review of the accompanying balance sheet of Central Térmica Güemes S.A. as of September 30, 2005, and the related statements of operations, changes in shareholders' equity and cash flows for the nine-month period then ended, including notes 1 through 12 thereto and supplemental schedules I through V.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review performed with the scope mentioned in 2.

2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and, consequently, did not include all the procedures necessary to enable us to express an opinion on the Company's financial position, the results of its operations, the changes in shareholders' equity and cash flows. A review of interim financial information consists principally of applying analytical procedures to the financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the object of which is to express an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Prior clarifications

a) As explained in note 1.b) to the financial statements, the Company is in a situation in which its revenues have been converted into pesos while part of its expenses and a significant part of its liabilities are denominated in United States dollars.

The situations referred to in note 1.b) create uncertainties on the effects that the measures to be adopted by the Government with regard to the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

b) The information as of December 31, 2004 and September 30, 2004, presented for comparative purposes, arises from the financial statements as of those dates.

(i) On March 9, 2005, we issued our auditors' report on the financial statements for the fiscal year ended December 31, 2004. Our opinion on those financial statements was subject to the effects of the situation described in the *Prior clarifications* section of that report, which agrees with that mentioned in paragraph a) of this section.

(ii) Furthermore, on November 9, 2004, we issued our limited review report on the financial statements for the nine-month period ended September 30, 2004, which included a qualification detailed in the *Prior clarifications* section of that report, which agrees with that mentioned in paragraph a) of this section.

4. <u>Limited Review Report</u>

Based on the procedures applied, as described in section 2, we are able to report that the financial statements as of September 30, 2005 referred to in section 1, take into account all the events and circumstances of which we have become aware and that we have no observations to make other than that mentioned in section 3.a).

5. <u>Special information required by current legal regulations</u>
(for the nine-month period ended September 30, 2005)

a) The amounts of the financial statements referred to in section 1 of this report, agree with the accounting records of the Company's legal books of account, which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements have been prepared, in all formal aspects, in accordance with the provisions of Law No. 19,550 and General Resolution No. 434/03 of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our limited review, the scope of which is mentioned in section 2 of this report, we have examined the Informative Summary and the Additional Information, both for the nine-month period ended September 30, 2005, prepared by the Company's Board of Directors as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence, other than that mentioned in section 3.a).

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of September 30, 2005, amount to $ 57,219, which are not due as of that date.

6. The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

Autonomous City of Buenos Aires, November 9, 2005

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia de Salta

Corporate purpose:	(a) Industrial Activities: Operation of thermoelectric and hydroelectric generation plants or any other plants using any other energy source, whether owned by the Company or by third parties, for the generation, production and sale of electricity, as well as any other industrial or commercial activity complementary to or necessary for the carrying out of its purpose; (b) Import and Export of raw materials and any kind of goods, products and machinery related to the corporate purpose; (c) Services: Rendering and provision of assistance, maintenance, operation, administration and counseling services to both natural and artificial persons.
Registration Number with the Companies' Inspection Bureau of Salta:	35/99.
Registration data and date in the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta of the change of jurisdiction and corporate domicile:	Folio 9/10, Entry 2425 of the Corporations Book 10 on July 8, 1999.
Filing date of the Company's by-laws with the Companies' Inspection Bureau:	September 18, 1992.
Dates of amendments to the Company's by-laws:	September 2, 1993, May 14, 1999, July 8, 1999, October 5, 1999, February 29, 2000, April 25, 2002, December 4, 2002, April 29, 2004 and June 24, 2004.
Duration of the Company:	February 28, 2092.
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes:	60%
Parent Company's main activity:	Investment in the share capital of Central Térmica Güemes S.A. and wholesale purchase and sale of electricity produced and to be consumed by third parties.

FISCAL YEAR No. 14
COMMENCED JANUARY 1, 2005

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

(nine-month period - stated in pesos)

CAPITAL STOCK

(note 4)

	Subscribed and paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	**62,906,000**

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004
(stated in pesos)

	.....09/30/05.....	......12/31/04......
ASSETS		
CURRENT ASSETS		
Cash and banks	21,617,923	5,858,828
Investments (schedule II)		90,049
Accounts receivable (note 3.1)	9,497,081	7,013,827
Other receivables (note 3.2)	3,470,524	5,694,893
Spare-parts and materials	991,004	1,057,014
Total Current Assets	**35,576,532**	**19,714,611**
NON-CURRENT ASSETS		
Accounts receivable (note 3.1)	68,335	205,006
Other receivables (note 3.2)		
Spare-parts and materials	4,759,193	3,913,161
Property, plant and equipment (schedule I)	164,587,299	171,129,177
Deferred tax (note 5)		
Total Non-Current Assets	**169,414,827**	**175,247,344**
TOTAL ASSETS	**204,991,359**	**194,961,955**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable:		
Trade payables	11,176,522	2,767,420
Loans (note 6)	3,130,572	3,540,182
Payroll and social security charges	1,114,143	868,369
Taxes	585,908	653,211
Other liabilities	172,999	6,844
Total Current Liabilities	**16,180,144**	**7,836,026**
NON-CURRENT LIABILITIES		
Accounts payable:		
Loans (note 6)	88,316,664	84,726,639
Taxes	518,000	595,300
Total accounts payable	**88,834,664**	**85,321,939**
Reserves (schedule III)	963,873	1,194,457
Total Non-Current Liabilities	**89,798,537**	**86,516,396**
Total Liabilities	**105,978,681**	**94,352,422**
SHAREHOLDERS' EQUITY	**99,012,678**	**100,609,533**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**204,991,359**	**194,961,955**

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(stated in pesos)

	.....2005.....	......2004......
Net sales (note 3.4)	67,317,159	40,093,063
Cost of sales (schedule V)	(57,998,679)	(36,835,618)
Gross Profit	**9,318,480**	**3,257,445**
Selling expenses (schedule V)	(1,152,156)	(953,416)
Administrative expenses (schedule V)	(2,946,992)	(2,870,823)
Operating Profit (Loss)	**5,219,332**	**(566,794)**
Financial and holding results		
Generated by assets		
Exchange rate difference, interest and holding result	329,193	(8,543)
Generated by liabilities		
Interest and exchange rate difference	(3,545,190)	(3,498,434)
Accrual of the net present value of corporate notes (note 6)	(3,514,985)	(5,976,521)
Bank charges and expenses	(51,194)	(51,320)
Other income and expense, net	(34,011)	(206,606)
Loss before taxes	**(1,596,855)**	**(10,308,218)**
Income tax (note 5)		
NET LOSS FOR THE PERIOD	**(1,596,855)**	**(10,308,218)**
Total losses per share	**(0.03)**	**(0.16)**

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(stated in pesos)

	..Shareholders' contributions..		Legal reserve	Accumulated Deficit	Total
	Capital stock	Adjustment to capital			
Balances as of December 31, 2003	62,906,000	86,016,073	1,391,572	(29,803,668)	120,509,977
Net loss for the period				(10,308,218)	(10,308,218)
Balances as of September 30, 2004	62,906,000	86,016,073	1,391,572	(40,111,886)	110,201,759

	..Shareholders' contributions..		Legal reserve	Accumulated Deficit	Total
	Capital stock	Adjustment to capital			
Balances as of December 31, 2004	62,906,000	86,016,073	1,391,572	(49,704,112)	100,609,533
Net loss for the period				(1,596,855)	(1,596,855)
Balances as of September 30, 2005	62,906,000	86,016,073	1,391,572	(51,300,967)	99,012,678

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(stated in pesos)

	.....2005.....	.....2004.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Net loss for the period	(1,596,855)	(10,308,218)
Depreciation of property, plant and equipment	8,553,965	7,889,061
Residual value of property, plant and equipment disposed of	3,072	1,144
Unpaid (collected) interest, net present value and exchange rate differences accrued	6,289,215	4,293,314
Subtotal	13,249,397	1,875,301
Net changes in operating assets and liabilities		
Increase in accounts receivable	(2,346,583)	(8,275,214)
Decrease (increase) in other receivables	2,224,369	(1,328,837)
(Increase) decrease in spare-parts and materials	(780,022)	175,127
Increase in trade payables	8,409,102	6,024,742
Increase (decrease) in payroll, social security charges and taxes	101,171	(446,858)
Increase (decrease) in other liabilities	166,155	(23,784)
Use of reserves	(230,584)	(111,578)
Net cash flows provided by (used in) operating activities	**20,793,005**	**(2,111,101)**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(2,015,159)	(165,170)
Net cash flows used in investing activities	**(2,015,159)**	**(165,170)**
FINANCING ACTIVITIES		
Net (decrease) increase in loans	(3,108,800)	1,701,266
Net cash flows (used in) provided by financing activities	**(3,108,800)**	**1,701,266**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**15,669,046**	**(575,005)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**5,948,877**	**5,158,126**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**21,617,923**	**4,583,121**

(1) Cash and banks and Investments

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

1. EXCHANGE OF CORPORATE NOTES – THE COUNTRY'S ECONOMIC CONTEXT – SPECIFIC SITUATION OF BOTH THE ELECTRICITY SECTOR AND THE COMPANY

a) Exchange of corporate notes

As from June 2002, due to the uncertainty caused by the serious economic and financial crisis which the country and the electricity market in general had been going through, the Company's Board of Directors decided to begin conversations with the holders of corporate notes -floating rate for US$ 54,000,000 due in 2010- (the "Notes"), so as to rediscuss with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon and approved in the Company's court-supervised reorganization (the "Agreement").

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25,561 and 25,563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) in relation to the holders of Corporate Notes: (i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of the Notes issued under the Agreement, to inform them about the Company's need to change the terms and conditions of the Agreement, as a consequence of the New Regulations and the new economic and political context of both the country and the electricity sector, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

On November 15, 2002, the Board of Directors called a Special Shareholders' Meeting in order to obtain the legally required consent to prepare the terms and conditions of the exchange offer to be made to the holders of the Notes issued under the Agreement.

On December 4, 2002, the Special Shareholders' Meeting unanimously approved the proposal submitted by the President, which consisted of modifying sections five and six of the Company's By-laws in order to have a new element for negotiating the future proposal for the restructuring of the Company's financial debt, subjecting the capital increase to be proposed and those amendments, to the acceptance of proposal No 1, described in the "Exchange Offer", by Corporate Note holders.

The aforementioned "Exchange Offer" was made on December 20, 2002 and its maturity date was extended until February 26, 2003.

Subsequently, it was proposed that, taking into account the final outcome of the Exchange Offer and the acceptance of the proposal to exchange corporate notes for new ones with final maturity in 2013 and at an annual interest rate of 2%, for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of Outstanding Notes), the condition established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of outstanding Corporate Notes principal, be dispensed and that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market, still pending, be accepted.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of new corporate notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding corporate notes amounts to US$ 22,331,400 (the "Remaining Corporate Notes").

The Company's Board of Directors stated that the purpose of the new corporate notes is to restructure the debt. Therefore the purpose of refinancing of liabilities mentioned in section 35 of the Corporate Notes Law is applicable to this case.

On October 3, 2003, the Judgment granting the Company's petition for the Approval of the Out-of-Court Agreement on the Adaptation of the Agreement and the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement, was rendered and, in consequence whereof, the following was resolved: (1) to approve the Out-of-Court Agreement on the Adaptation of the Agreement in accordance with the terms of the Trust Agreement entered into on March 11, 2003 with the Holders of New Notes, which represents the amount of US$31,668,600 of the claims relating to corporate notes, (2) to consider reviewed the Agreement which represents the amount of US$22,331,400 of the claims relating to corporate notes that would be replaced by new notes maturing in 2013 and at an annual interest rate of 2% payable semiannually following the maturity order of interest payments that the Company had been paying.

The statements included herein concerning the Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency or applicable rate of exchange, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

b) Specific situation of both the electricity sector and the Company

The adjustment of prices contemplated in the laws that govern the Wholesale Electricity Market (MEM) and which is necessary for the electricity generation sector to recover its profitability, did not occur in 2004. The government has intervened in the setting of MEM prices by freezing the seasonal price of energy at a price that is not enough to cover production costs, causing the Stabilization Fund to run out and be insufficient to finance the MEM. Furthermore, the government created a fictitious mechanism for setting the spot price of energy, considering the free availability of natural gas in thermal power plants and excluding liquid fuels in the setting of the price. However, the lack of natural gas resulted in an increased use of liquid fuels as compared to that of previous years.

On the other hand, there is uncertainty concerning the availability of natural gas to supply thermal power plants due to the poor level of investments made in natural gas exploration and transportation since 2002. There is a strong probability that the difficulties in the supply of natural gas experienced in 2004 will not only continue throughout 2005 but also get worse in the next two financial years.

No adjustment of prices is expected to occur during 2005. As promised by the authorities, prices will be adjusted when new thermal power plants are in operation and generation capacity is thereby increased (see note 10). It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied, or the financial ability to finish them, are still uncertain.

The Company is in a situation in which its revenues have been converted into pesos, while part of its expenses and a significant part of its liabilities are denominated in United States dollars.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING CRITERIA

Accounting principles applied - These financial statements have been prepared in accordance with the disclosure and valuation criteria set forth by General Resolution No 368 of the National Securities Commission ("CNV"), which includes the Technical Resolutions of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), with the amendments introduced by the CNV.

Consideration of the effects of inflation - The financial statements fully reflect the effects of the changes in the purchasing power of the currency through February 28, 2003, following the method of adjustment for inflation set forth in Technical Resolution No. 6 of the FACPCE and the provisions of both Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the CNV.

Monetary items – Cash and banks, receivables, payables and allowances/reserves in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of the year or period. Non-current credit and debit balances that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value, being non-significant the differences in relation to their present values. This same criterion has been applied to current credit and debit balances, as the period may be regarded as a period of monetary stability due to the low variations recorded in the Domestic Wholesale Price Index.

Foreign currency denominated assets and liabilities – They have been valued at the rates of exchange in effect as of the end of the year or period, plus interest accrued, if any (See Refinancing of liabilities – corporate notes).

Investments – Time deposits as of December 31, 2004 have been valued including interest accrued through the end of the year.

Spare-parts and materials – They have been valued at their estimated replacement cost as of the end of the year or period.

Property, plant and equipment – Property, plant and equipment have been restated as indicated in the first part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for turbines, boilers and related equipment, for which the unit of production method was applied.

Allowances – deducted from assets – They have been recorded to reduce the valuation of trade receivables and the other non-current receivables, based on the analysis of receivables whose collection is uncertain as of the end of the year or period.

Income tax – The Company determined income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes or when there exist tax losses that may be applied to offset future taxable income.

Refinancing of liabilities – corporate notes – Technical Resolution No. 17 of the FACPCE establishes that whenever a debt between independent parties were subject to an interest rate significantly lower than that of the market, the debt will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the transaction. Furthermore, it establishes that whenever a debt between independent parties were replaced by another, whose terms and conditions were significantly different from those originally agreed-upon, the pre-existing account will be closed and a new debt will be recognized, which will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the debt. Additionally, the regulation states *juris et de jure* that the terms and conditions are substantially different if the discounted value of the new debt differs from the discounted value of the refinanced debt in, at least, ten percent. In this regard, and as mentioned in notes 1 and 6, the Company considers that the interest rate of corporate notes is significantly lower than that of the market and that the exchange of corporate notes carried out during fiscal year 2003, constitutes a refinancing in accordance with the applicable accounting principles. Therefore, the existing debt was written off and the new debt was recognized at its present value, using annual rates that ranged from 12% to 10% as from December 31, 2002 through September 30, 2005.

Losses per share – Given that the Company has issued neither preferred shares nor corporate notes convertible into common shares, only the basic earnings(losses) per share have been disclosed.

Reclassifications and/or adjustments – Certain amounts in the financial statements as of September 30, 2004 and December 31, 2004 have been reclassified and/or adjusted in order to conform them with the September 30, 2005 presentation.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the first part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the first part of this note.

Income statement accounts – Income statement accounts have been maintained at their nominal values, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment), which have been determined according to the restated values of those assets.

Recoverable value – Due to the country's economic situation and its impact on both the electricity market and the Company's operations, as detailed in notes 1.c), 9 and 10, it has not been possible to determine the recoverable value of property, plant and equipment existing as of September 30, 2005.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivable

	..09/30/05..	..12/31/04..
Current		
CAMMESA	6,733,466	2,249,641
Debtors of the term market	5,917,904	7,252,622
Parent Company – Powerco S.A.		665,853
Receivables in litigation	1,020,837	1,020,837
Allowance for bad debts (schedule III)	(4,175,126)	(4,175,126)
Total	**9,497,081**	**7,013,827**

Non-current accounts receivable as of September 30, 2005 and December 31, 2004, include balances with CAMMESA for sales credits pursuant to the provisions of Resolution No. 406/03 (see note 10).

The breakdown of the balances as of September 30, 2005, according to their collection or use period, is as follows:

To become due:	
within 6 months	4,999,058
more than 1 year	68,335
With no specified due date	8,673,149
Allowance for bad debts	(4,175,126)
Total	**9,565,416**

Accounts receivable do not accrue interest nor are they subject to adjustment clauses.

3.2 Other receivables

Current:		
Advances to suppliers	1,163,257	2,448,130
Tax credits	1,662,148	2,325,586
Prepaid expenses	187,940	650,144
Miscellaneous	457,179	271,033
Total	**3,470,524**	**5,694,893**
Non-current:		
EDESA S.A. – 132 Kv power line (note 8)	3,653,335	3,653,335
Allowance for doubtful accounts (schedule III)	(3,653,335)	(3,653,335)
Total	-	-

The breakdown of the balances as of September 30, 2005 according to their collection or use period, is as follows:

To become due:	
within 3 months	1,163,257
between 3 and 6 months	1,850,088
more than 1 year	3,653,335
With no specified due date	457,179
Allowance for doubtful accounts	(3,653,335)
Total	**3,470,524**

These receivables do not accrue interest, except for certain advances to suppliers.

3.3 Liabilities

The breakdown of the balances as of September 30, 2005 according to maturity is as follows:

To become due:	
within 3 months (1)	12,876,572
between 3 and 6 months	3,130,572
more than 1 year (2)	88,834,664
With no specified due date	1,136,873
Total	**105,978,681**

(1) Includes a balance with Powerco S.A. (Parent Company) for 215,289.

(2) Includes a debt at discounted value for the issuance of corporate notes for 88,834,664 (nominal value 155,976,000) maturing in 2013, which accrues interest at an annual rate of 2%, payable semiannually (See notes 1, 2 and 6).

3.4 Net sales

	..09/30/05..	..09/30/04..
Sales of electricity	68,905,393	42,340,897
Discounts for services received	(1,434,352)	(2,112,834)
Municipal contribution	(153,882)	(135,000)
Total	**67,317.159**	**40,093,063**

3.5 Segment information as of September 30, 2005

The Company's business is concentrated in the energy sector, through both transactions in the domestic market and term contracts in the foreign market. In relation thereto, the Company has identified the following primary geographic segments:

	Domestic market (in thousands of pesos)	**Foreign market -Term Contracts-** (in thousands of pesos)	**Total** (in thousands of pesos)
a) Total net sales	26,729	40,588	67,317
b) Result	(634)	(963)	(1,597)
c) Accounting measurement of assigned assets as of September 30, 2005	85,697	119,294	204,991
d) Accounting measurement of assigned liabilities as of September 30, 2005	42,660	63,319	105,979
e) Totals of additions of property, plant and equipment	800	1,215	2,015
f) Totals depreciation of property, plant and equipment throughout the year	3,396	5,157	8,553

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of September 30, 2005 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

The Company determines income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes or when there exist tax losses that may be applied to offset future taxable income.

As of September 30, 2005, total temporary differences and existing tax losses represent a net deferred tax asset of approximately 20,905,000. However, the Company has recorded an allowance for the total amount of the deferred tax asset given that its recoverability during the period in which it may be applied to offset taxable income is uncertain.

Furthermore, as of September 30, 2005 and December 31, 2004, no income tax reserve has been recorded due to the existence of tax losses.

The breakdown of the net deferred tax asset as of September 30, 2005 and December 31, 2004 is as follows:

	..09/30/05..	..12/31/04..
Tax losses	37,700,000	39,360,000
Undeductible allowances	2,705,000	2,600,000
Temporary liability differences	(19,500,000)	(20,935,000)
Net assets	20,905,000	21,025,000
Allowance for deferred tax assets (schedule III)	(20,905,000)	(21,025,000)
Balance	-	-

The net movement of the deferred tax asset during this period amounts to 120,000 (loss) which has been offset by recovering the allowance for deferred tax assets (schedule III).

As to the tax on minimum presumed income, in March, 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to this tax. The Federal Public Income Administration (AFIP), by Resolution No. 1371/01 dated December 27, 2001, recognized the improper of the tax.

On May 9, 2005, the AFIP -through Administrative Resolution No. 53/05- resolved to nullify the aforementioned Resolution No. 1371/01 which recognized the tax exemption duly requested by the Company. Both, the Company and its legal advisors consider that there exist solid arguments to defend the Company's original stance concerning the improper of the minimum presumed income tax and therefore, no reserve for this tax has been recorded as of September 30, 2005.

On May 13, 2005, the Company legal advisors filed a complaint with the AFIP questioning formal and substantial aspects of the resolution whereby Resolution No. 1371/01 had been nullified.

On June 9, 2005, the Federal Court of Original Jurisdiction No. 1, considering the Company's petition, ordered the suspension of the effects of Administrative Resolution No. 53/05, thus preventing the AFIP tax authorities from carrying out any judicial or extrajudicial action, whether of an administrative or fiscal nature, directly or indirectly related to the implementation and/or compliance with the aforementioned resolution, until the AFIP issues a decision on the complaint filed by the Company.

6. LOANS

	..09/30/05..	..12/31/04..
Current:		
Current account overdrafts	11,052	345,622
Interest on corporate notes (schedule IV)	3,119,520	3,194,560
	3,130,572	**3,540,182**
Non-current:		
Corporate notes (schedule IV)	**88,316,664**	**84,726,639**

Through March 2003, outstanding corporate notes at a floating interest rate, with final maturity in 2010, amounted to US$ 54,000,000.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. The remaining amount of outstanding corporate notes for US$ 22,331,400 was restructured on October 3, 2003, as a consequence of the favorable judgment in the Action for the Review of the Agreement filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013.

In November 2003, the aforementioned amount was reduced in US$ 400,000 due to the purchase of corporate notes as a consequence of the settlement agreed on with a corporate note holder who had filed a complaint. Subsequent to this event, the restructured debt amounts to US$ 53,600,000, which at present values of September 30, 2005 and December 31, 2004 amounted to US$ 31,421,369 and US$ 29,503,758, respectively (see note 2 "Refinancing of liabilities – corporate notes").

	US$	**Rate of exchange**	**Pesos**
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of December 31, 2003	24,899,389	2.93	72,955,209
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of September 30, 2004	26,487,158	2.98	78,931,730
Total			**(*) 5,976,521**

(*) Included in the statement of operations as of September 30, 2004 under "Exchange rate differences and accrual of the net present value of corporate notes".

	US$	Rate of exchange	Pesos
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of December 31, 2004	29,503,758	2.98	87,921,199
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of September 30, 2005	31,421,369	2.91	91,436,184
Evolution of the present value			**(*) 3,514,985**

(*)Included in the statement of operations as of September 30, 2005 under "Accrual of the net present value of corporate notes".

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 963,873 as of the period ended September 30, 2005. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A. (the "Agreement"), whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect;
- transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation. By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The public hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of September 30, 2005 and December 31, 2004, disbursements made to finance this work amounted to 3,653,335 and have been recorded as Other non-current receivables. Due to the uncertainty regarding the recoverability of this credit, the Company's management has decided to record an allowance for 3,653,335 (schedule III).

9. RESTRICTIONS ON THE SETTING OF THE SPOT PRICE – RESOLUTION No. 240/03 OF THE ENERGY SECRETARIAT

The electricity generated by the Company is sold in the Wholesale Electricity Market in two ways: in the Term Market, through supply or electricity agreements entered into between the parties, and in the Hourly Price Market, or "Spot" Market, at the hourly price set by CAMMESA, based on the supply and demand.

The "freezing" of the seasonal price of energy at a price that was not enough to cover production costs, caused the stabilization fund to run out and be insufficient to finance the wholesale market. Having as an excuse the lack of transparency in the supply of natural gas to power generation plants, but with the clear aim of not increasing the loss and until the supply were stabilized, the Regulatory Authority took control of the Spot Price Market through Resolution No. 240/03 of the Energy Secretariat issued on August 14, 2003. Although this resolution was published in the *Official Gazette* on August 19, 2003, it has been applied since August 15, 2003.

This resolution does not include, in the setting of the price, the cost of water used for the economic dispatch in dam stations, and creates a fictitious mechanism for setting the price, considering the free availability of natural gas in thermal power plants in operation or that could be in operation within the next hour, thus excluding liquid fuels in the setting of the price.

By note No. 526 of the Under-Secretariat of Energy, dated October 9, 2003, the Regulatory Authority suspended the application of Resolution No. 240/03 as long as no restrictions existed in the supply of natural gas. This measure was soon nullified by Note S.C.E.E. No. 65 dated January 30, 2004, which went into effect as from that same date and when the first supply restrictions occurred.

10. RESTRICTIONS ON THE COLLECTION OF CREDITS WITH CAMMESA – RESOLUTION No. 406/03 OF THE ENERGY SECRETARIAT – RESOLUTIONS Nos. 949/04 AND 956/04 - FONINVEMEM

The electricity, capacity and related services sold by the Company in the Wholesale Electricity Market (MEM) result in economic transactions managed by CAMMESA, whose economic funds derive from the balance of prices that should be observed between those who pay and those who produce the traded good.

As the Regulatory Authority did not fix a uniform price, stabilized every 90 days, that included generation and transportation costs, as established in section 36 of Law No. 24,065, the stabilization fund ran out and became insufficient to finance the wholesale market. In order to priorize payment to creditors in view of the insufficient economic resources, and until the seasonal price were set at a balanced value, the Authority took control of the market by means of Resolution No. 406/03 of the Energy Secretariat issued on September 08, 2003 and retroactively applied since September 1, 2003.

The effects of the aforementioned measure make it possible to anticipate an additional decrease in revenues since the aforementioned resolution –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the seasonal fund recovers.

On August 6, 2004, the Energy Secretariat, through Resolution No. 826/04, invited all the Agents that are creditors of the MEM, to participate in the setting up of the "Fund for the necessary investments to increase electricity supply in the MEM" (hereinafter referred to as 'FONINVEMEM"), by investing in said fund, their sales credits with maturity date to be defined deriving from Resolution No. 406/03 of the Energy Secretariat, during the period of January 2004 through December 2006, considering for the calculation of the amount that each agent will contribute during this period, that the power contracted by each generator of the MEM in the Term Market for the May-July 2004 quarter, will not be increased.

The FONINVEMEM fund was created through Resolution No. 712/04 of the Energy Secretariat dated July 12, 2004, with the aim of administering the economic resources earmarked for the investments that would allow for the increase of electricity supply towards 2007.

As of December 31, 2004, the Company did not participate in the FONINVEMEM, and its balance with CAMMESA for sales credits amounted to 328,010, which the Company began to collect as from March 15, 2005 in twenty-four monthly and consecutive installments.

On September 21, 2004, the Energy Secretariat issued Resolution No. 949/04 whose purpose was to differentiate, in reference to price, the treatment to be given to the electricity to be exported from the electricity to be used in the domestic market. Said resolution established that the price applicable to the export of electricity, would be the maximum between the Marginal Operation Cost (CMO) and the spot prices according to Resolution No. 240/04.

The CMO is the price of the most expensive machine in operation, regardless of the type of fuel it uses. In summer time and when no gas restrictions exist, this price may be equivalent to the spot price according to Resolution No. 240/04, but in winter, due to the use of liquid fuels, the CMO may amount to $240/MWh in contrast with the $40/MWh of the spot price according to Resolution No.240/04.

On October 14, 2005, Resolution No. 1193/05 of the Energy Secretariat was published in the *Official Gazette.* Pursuant to this resolution the pertinent authorities were instructed to ask all private agents that were creditors of the MEM and who had been accepted to participate in the setting up of the FONIVEMEM, to formally inform about their decision to manage the construction, operation and maintenance of the electricity generation plants, in accordance with the terms of the definitive agreement for the management and operation of the projects for the readaptation of the MEM set forth in Resolution No. 1427/04 of the Energy Secretariat, for the generating companies that sign said agreement.

On October 17, 2005, the Company signed the definitive agreement. As of the date of these financial statements, the Private Agents that are creditors of the MEM and who have confirmed their decision to sign the definitive agreement, are working on the formation of the generating companies.

11. NATURAL GAS SUPPLY

On February 13, 2004, the Federal Government issued Decrees Nos. 180/04 and 181/04 which modified the regulatory framework of the natural gas market. The changes introduced could affect natural gas supply agreements entered into by the Company, most of which require to be regulated by the Energy Secretariat.

On April 22, 2004, the Federal Planning Ministry, based on the aforementioned Decree No. 181/04, issued Resolution No. 208/04 which approves the natural gas price agreement reached by the Energy Secretariat and gas producers. Said agreement provides for a gradual increase in gas prices that affects power generation plants. Those hikes in gas prices have been recognized by the Company as from the past May 31, date since which CAMMESA has also recognized them in the fixing of the spot wholesale prices of electricity.

As for natural gas supply, the most relevant event was the load reduction in winter in 2004 owing to lower supply from producers. Due to these restrictions, an agreement was signed with Petrobras for the supply of gas from Bolivia, for 250,000 m^3, take or pay, and a surplus of up to 500,000 m^3 at a price of US$1.6/per million BTU. Through Note No. 622/2004 dated June 30, 2004, the Energy Secretariat authorized CTG to operate with imported natural gas at a maximum price of US$1.4/per million BTU, until October 31, 2004. Petrobras agreed to adjust the price of gas to the maximum price authorized by the Energy Secretariat. The natural gas purchase operation began on July 6, 2004. The total volume of gas from Bolivia consumed by the Company during 2004 amounted to 23,421,230 m^3.

In 2004, the Energy Secretariat, through CAMMESA, assigned the Company 3,081,702 m^3 of natural gas, of which 412,000 m^3 were received in June 2004, 339,702 m^3 in July 2004, 1,250,000 m^3 in August 2004 and 1,080,000 m^3 in December 2004

With regard to the natural gas supply contract, an agreement was signed with producers for a 12-month period beginning May 1, 2004 for a daily volume of 1,000 dam3. This agreement expired on April 30, 2005.

As for natural gas transportation, the agreements signed with Transportadora de Gas del Norte S.A. and the distributor for a daily volume of 350 dam3 and 250 dam3, respectively, are still in effect.

As from September 1, 2005, and as a consequence of the regulations issued by the regulatory authorities (Decree No. 180/04 of the Federal Government, Resolution No. 208/04 of the M.P.F.I.P.S., Resolutions Nos. 752/05, 925/05 and 930/05 of the Energy Secretariat, to mention the most important ones), natural-gas distribution companies may not provide natural-gas supply services to large consumers. Therefore, users must get their supply directly from the producers and/or the sellers.

12. EXPORT OF ELECTRICITY

a) Uruguay

Due to the existing agreement with Comercializadora de Energía del Mercosur S.A. (CEMSA), (the "Agreement"), on November 4, 2004 the Company entered into an agreement with CEMSA for the sale of 150 MW–aimed at helping the latter with the sale and export of electricity to the Administración Nacional de Usinas y Transmisiones Eléctricas de la República Oriental del Uruguay. Said agreement took into account (i) the latest resolutions issued by the Energy Secretariat, (ii) the criterion adopted by CEMSA for interpreting the provisions of Resolution No. 949 with regard to the setting of the price for the export of electricity and its direct effect on the Agreement, and (iii) the need for a global accord that would resolve the disputes over the aforementioned interpretation of Resolution No. 949 and the differences that have arisen between both companies as from March 2004, resulting mainly from CAMMESA's unexpected decision not to support the Agreement with the Company's own generation or co-generation produced in the MEM.

b) Brazil

On July 31, 2003 the Company entered into an agreement for the sale of generation to export power and electricity in the name and by order of CEMSA. The agreement went into effect on May 1, 2005 and will end on July 31, 2022. Pursuant to the agreement, the Company has agreed to provide 60 MW of power at a price that will range from US$1,200 to 1,300/MW-month, plus a fixed charge of US$2,000/MW-month. However, it has been agreed that the price of electricity will be adjusted in accordance with the evolution of the price of natural gas.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004
(stated in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2005										2004
	Original values				Depreciation					Net value	Net value
	Balance at beginning of year	Increases	Decreases	Balance at end of period/year	Accumulated at beginning of year	Disposals	Current Period Rate %	Current Period Amount	Accumulated at end of period/year		
Land	1,754,085			1,754,085						1,754,085	1,754,085
Buildings	60,299,542			60,299,542	18,269,596		2.55%	1,597,889	19,867,485	40,432,057	42,029,946
Turbines	97,289,830			97,289,830	45,086,331		(*)	2,733,743	47,820,074	49,469,756	52,203,499
Boilers	98,099,950			98,099,950	36,811,689		(*)	2,711,746	39,523,435	58,576,515	61,288,261
Transformers	13,874,144			13,874,144	6,691,050		(*)	370,462	7,061,512	6,812,632	7,183,094
Water treatment plant	2,575,554			2,575,554	1,086,875		(*)	72,758	1,159,633	1,415,921	1,488,679
Auxiliary equipment	831,733			831,733	401,202		(*)	22,210	423,412	408,321	430,531
Gas plant and gas pipeline	4,182,340			4,182,340	2,017,020		(*)	111,676	2,128,696	2,053,644	2,165,320
Tools	845,996	4,579		850,575	842,990		10.00%	7,585	850,575		3,006
Vehicles	553,385	43,982	40,231	557,136	452,300	37,159	20.00%	25,492	440,633	116,503	101,085
Furniture and fixtures	1,599,100	79,162		1,678,262	1,586,817		20.00%	19,960	1,606,777	71,485	12,283
Facilities	845,655			845,655	824,216		20.00%	3,279	827,495	18,160	21,439
Software	195,949	2,351		198,300	192,612		33.00%	5,564	198,176	124	3,337
Maintenance expenses	15,920,032	332,484		16,252,516	13,475,420		16.67%	871,601	14,347,021	1,905,495	2,444,612
Advances to suppliers		1,552,601		1,552,601						1,552,601	
TOTAL 09/30/05	**298,867,295**	**2,015,159**	**40,231**	**300,842,223**	**127,738,118**	**37,159**		**8,553,965**	**136,254,924**	**164,587,299**	
TOTAL 12/31//04	**298,638,829**	**252,764**	**24,298**	**298,867,295**	**117,516,623**	**22,389**		**10,243,884**	**127,738,118**		**171,129,177**

(*)These assets are depreciated by applying the unit of production method

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004
(stated in pesos)

INVESTMENTS

	Recorded value 09/30/05	Recorded value 12/31/04
CURRENT INVESTMENTS		
Time deposits		90,049
TOTAL CURRENT INVESTMENTS	-	**90,049**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004
(stated in pesos)

ALLOWANCES AND RESERVES

Items	Balance at beginning of period/year	Increases	Decreases		Balance at end of period/year
Deducted from assets					
Allowance for bad debts	4,175,126				4,175,126
Allowance for other doubtful accounts	3,653,335				3,653,335
Allowance for deferred tax assets	21,025,000		120,000	(1)	20,905,000
TOTAL 09/30/05	**28,853,461**	**-**	**120,000**		**28,733,461**
TOTAL 12/31/04	**24,375,126**	**4,478,335**	**-**		**28,853,461**
Included in liabilities					
Contingency reserve	1,194,457		230,584	(2)	963,873
TOTAL 09/30/05	**1,194,457**	**-**	**230,584**		**963,873**
TOTAL 12/31/04	**1,445,919**	**186,000**	**437,462**		**1,194,457**

(1) Charged to Income tax in the statement of operations.
(2) To cover foreseen events.

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2005				2004		
	Currency and amount		Rate of exchange $	Booked amount in local currency (pesos)	Currency and amount		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	US$	2,645,320	2.87	7,592,069	US$	1,017,064	2,990,168
Total Current Assets				7,592,069			2,990,168
TOTAL ASSETS				7,592,069			2,990,168
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	US$	1,072,000	2.91	3,119,520	US$	1,072,000	3,194,560
Total Current Liabilities		1,072,000		3,119,520		1,072,000	3,194,560
NON-CURRENT LIABILITIES							
Loans							
Corporate notes (*)	US$	30,349,369	2.91	88,316,664	US$	28,431,758	84,726,639
Total Non-Current Liabilities		30,349,369		88,316,664		28,431,758	84,726,639
TOTAL LIABILITIES		30,349,369		88,316,664		29,503,758	87,921,199

(*) Present value (see note 6).

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(stated in pesos)

COST AND EXPENSES

Items	2005 Cost of sales	2005 Selling expenses	2005 Administrative expenses	2005 Total	2004 Total
Fees			234,203	234,203	148,473
Salaries and wages	3,758,939	423,452	443,082	4,625,473	3,916,615
Social security charges	571,854	75,231	87,674	734,759	826,319
Fuel	42,768,221			42,768,221	23,391,022
Spare-parts and materials	749,411			749,411	756,738
Services contracted	945,943	180,666	977,324	2,103,933	1,478,395
Communications			195,334	195,334	222,659
Office expenses		71,717	161,953	233,670	219,580
Depreciation of property, plant and equipment	8,530,612		23,353	8,553,965	7,889,061
Insurance	670,843			670,843	629,082
Taxes and rates	2,856	223,164	359,965	585,985	535,669
Miscellaneous		177,926	464,104	642,030	646,244
TOTAL 2005	**57,998,679**	**1,152,156**	**2,946,992**	**62,097,827**	
TOTAL 2004	**36,835,618**	**953,416**	**2,870,823**		**40,659,857**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005
(stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations.

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous periods or which could affect comparison with those to be presented in future periods.

   See notes 1.c), 9 and 10 to the financial statements, regarding the changes introduced to the Argentine economic framework and their impact on the Company.

3. Classification of credit and debit balances.

   See notes 3.1., 3.2. and 3.3.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Receivables	Payables
1. In local currency (includes allowances/reserves).	13,035,940	14,542,497
2. In foreign currency (US dollars)		91,436,184
TOTAL	**13,035,940**	**105,978,681**

   b) The classification according to the type of adjustment is as follows:

	Receivables	Payables
1. Subject to adjustment clause	-	-
2. With no adjustment clause	13,035,940	105,978,681
TOTAL	**13,035,940**	**105,978,681**

c) The classification according to the accrual or not of interest is as follows:

	Receivables	Payables
1. Accruing interest	-	88,316,664
2. Not accruing interest	13,035,940	17,662,017
TOTAL	**13,035,940**	**105,978,681**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital stock and votes.

   None.

   b) Balances with Subsidiary and Related Companies (Powerco S.A.(Parent):

   Trade payables 215,289

   c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stocktakings over the year.

   There are no supplies in a damaged condition, out of use or tied-up.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical revaluation reserve when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19550:

None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations.

The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, see note 2, under "Recoverable value".

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	262,400	116,503
Fixed asset and spare-parts and materials (except land and vehicles)			
	Total	436,873,796	168,466,908

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity.

See note 7.

15. Unrecorded contingent situations as of the date of the financial statements.

See note 7.

16. Irrevocable advances on account of future capital subscriptions.

None.

17. Unpaid cumulative dividends of preferred shares.

None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings.

None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19,550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in caption I. These documents are the responsibility of the Company's management.

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of September 30, 2005.

b) Statement of operations for the nine-month period ended September 30, 2005.

c) Statement of changes in shareholders' equity for the nine-month period ended September 30, 2005.

d) Statement of cash flows for the nine-month period ended September 30, 2005.

e) Notes 1 through 12 and supplemental schedules I through V for the nine-month period ended September 30, 2005.

f) Informative summary required by the National Securities Commission for the nine-month period ended September 30, 2005.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the nine-month period ended September 30, 2005.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations which require that the documents detailed in items a) through e) of caption I be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in caption I, we have examined the work performed by the external auditor Deloitte & Co S.R.L., who issued his report dated November 9, 2005, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures to the financial information and making inquiries of persons responsible for accounting and financial matters. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

Provided that it is not the responsibility of Statutory Auditors to control Company's management, our review has included neither the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

III) PRIOR CLARIFICATIONS

As explained in note 1.b) to the financial statements, the Company is in a situation in which its revenues have been converted into pesos while part of its expenses and a significant part of its liabilities are denominated in United States dollars.

The situations referred to in note 1.b) create uncertainties on the effects that the measures to be adopted by the Government with regard to the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

IV) STATUTORY AUDITORS' REPORT

Based on our review, we are able to report that:

a) According to that mentioned in caption II, we are able to report that the financial statements as of September 30, 2005 referred to in caption I, take into account all the events and circumstances of which we have become aware and that we have no observations to make other than those mentioned in caption III.

b) The Informative Summary required by General Resolution No. 368/01 of the National Securities Commission for the nine-month period ended September 30, 2005 includes the information required by item 6 of Appendix I of Book VII of said resolution. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned document are the responsibility of the Company's Management. The amounts included in said document, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements mentioned in caption I, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

Autonomous City of Buenos Aires, November 9, 2005

RENE HARDY
On behalf of the Statutory Auditors

General Ordinary Shareholders' Meeting No. 29

In the City of Salta, on April 28, 2005, at 2:30 p.m. the Shareholders of Central Térmica Güemes S.A. hold a General Ordinary Shareholders' Meeting at the administrative office located at Avenida Reyes Católicos No. 1330 of the City of Salta. The meeting is presided over by its President, Mr. Carlos Armando Peralta and it is attended by Mr. Ricardo Esteban Brinnand, on behalf of Class "A" Shares, Mrs. Irma Elsa Gastaldi, on behalf of Class "B" Shares and Mr. Jorge Orlando Vallon, on behalf of Class "C" Shares. Further, directors Dante Raúl Apaza, Sergio Marcelo Fernández, Rubén Daniel Argüello, Leonardo Juan Galia, and José Luis Martínez, and Messrs. Carlos Palla and Washington Alvarez on behalf of the Surveillance Committee are also present hereat. Accountant Pedro Cesar Nanni also attends the meeting on behalf of the Superintendency of Corporations of the Province of Salta.

The Chairman declares the Meeting open with the requisite 100% quorum, upon all Shareholders being present thereat, all of whom attend the meeting by proxy as stated on page 9 of the Share Deposit and General Shareholders' Meetings Attendance Record number 2, which shareholders hold 62,906,000 shares representing Pesos sixty two million nine hundred and six thousand (62,906,000 shares) which entitle them to 62,906,000 votes.

The Chairman takes again the floor and submits to the consideration of Shareholders the first Agenda item which states as follows:

(1) Consideration and resolution in respect of the appointment of two Shareholders to sign the minutes.

The Shareholders unanimously resolve the minute to be signed by Mr. Ricardo Esteban Brinnand on behalf of Class "A" Shares and Ms. Irma Elsa Gastaldi, on behalf of Class "B" Shares.

Then the second Agenda item is submitted to consideration:

(2) Consideration and resolution in respect of the Annual Report, Balance Sheet, Statement of Income, Statement of Changes in Shareholders' Equity and Statement of Cash Flow, Surveillance Committee's report and further documents provided for in section 234, subsection 1 of Law 19,550, for the fiscal year ended December 31, 2004.

Mr. Ricardo Esteban Brinnand takes the floor on behalf of Shareholder Powerco S.A. and raises the following motions (2.1) to have the reading of the aforementioned instruments omitted on account of the fact that they were distributed to Shareholders sufficiently in advance, (2.2) to have the aforementioned instruments approved, further stating that the relevant documents are duly transcribed into the Inventory and Balance Sheet Record,

(2.3) taking into account that, as disclosed in the Balance Sheet and the Statement of Income as of December 31, 2004 being submitted to consideration, a loss amounting to pesos nineteen million nine hundred thousand and four hundred and forty four (**$ 19,900,444**) is recorded in such year, to maintain such amount in the Company's Unappropriated Retained Earnings account.

After a brief exchange of opinions, the motion is approved by unanimous vote.

Thereafter, the third Agenda item is submitted to consideration:

(3) Consideration and resolution in respect of the Board of Directors' and Surveillance Committee's performance.

The representative of shareholder Powerco S.A., Mr. Ricardo Esteban Brinnand, takes the floor and motions to approve the performance of the members of the Board of Directors and the Surveillance Committee during the year under analysis.

After a brief exchange of opinions, the motion is unanimously approved.

There follows the consideration of the fourth Agenda item:

(4) Consideration and resolution in respect of the compensation paid to the members of the Board of Directors in excess of the amount provided for in section 261 of law 19,550.

The representative of shareholder Powerco S.A., Mr. Ricardo Esteban Brinnand takes the floor and proposes the following, (4.1.) in view of the fact that section 261 of law 19,550 states that the office of Director may be compensated, and taking into account the responsibilities and duties presently exercised, to approve a global fee for the members of the Board of Directors for a gross amount of $161,046.58 (One Hundred and Sixty One Thousand, Forty Six pesos and 58/100) on account of fees of the Board of Directors, which amount shall be set off against the advanced amounts received by Directors, (4.2) to approve the receipt by some members of the Board of Directors of the amount of $1,682,986.11 (one million six hundred and eighty two thousand nine hundred and eighty six pesos and 11/100) as gross compensation for their performance as managers, which amount shall be allocated to the year's results; (4.3) to delegate to the Board of Directors the power to make an individual allocation of fees to each director on the basis of the number of Board meetings which each such member has attended and (4.4) to authorize the Board of Directors to pay an advance on account of the fees corresponding to Directors for the period ranging from April of this year to the end of fiscal year 2005, for a minimum amount of $ 1,500 per each meeting

attended by the regular or, if the case may be, alternate members of the Board of Directors holding office during such fiscal year, subject to the decision of the next Ordinary Shareholders' Meeting considering the documentation provided for in subsection 1 of section 234 of law 19,550 for fiscal year 2005, it being hereby stated that the Board of Directors shall hold meetings at least twelve times a year.

After a brief exchange of opinions, the motion is approved by unanimous vote, except for paragraph (4.2) which is approved by the representative of Class A and C Shares, with the abstention of the representative of Class B Shares being recorded.

The fifth Agenda item is then submitted to consideration:

(5) Consideration and resolution in respect of the fees of Surveillance Committee members.

The representative of shareholder Powerco S.A., Mr. Ricardo Esteban Brinnand, takes the floor and proposes to (5.1) approve a global fee for the members of the Surveillance Committee for a gross amount of $ **57,652.62** (fifty seven thousand, six hundred and fifty two pesos and 62/100) on account of fees of the Surveillance Committee, which amount shall be set off against the advanced amounts received by the members of the Surveillance Committee, (5.2) to delegate to the Board of Directors the power to make an individual allocation of fees to each member of the Surveillance Committee on the basis of the number of Surveillance Committee meetings which each such member has attended and (5.3) to authorize the Board of Directors to pay an advance on account of the fees corresponding to the members of the Surveillance Committee for the period ranging from April of this year to the end of fiscal year 2005, for a minimum amount of $ 1,500 per each meeting attended by the regular, or if the case may be, alternate members of the Surveillance Committee holding office during such fiscal year and subject to the decision of the next Shareholders' Meeting considering the documentation provided for in subsection 1 of section 234 of law 19,550 for fiscal year 2005.

After a brief exchange of opinions, the motion is approved by unanimous vote.

Thereafter, the sixth Agenda item is submitted to consideration:

(6) Consideration and resolution in respect of the determination of the number of Directors and election of the regular and alternate members of the Board of Directors for each Class of shareholders for the term of two (2) fiscal years.

In such respect (6.1) the representative of shareholder Powerco S.A., Mr. Ricardo Esteban Brinnand, takes the floor and proposes to maintain the number of Regular Directors at eight (8) and the number of Alternate Directors at three (3). After a brief exchange of opinions, the motion is approved by unanimous vote; (6.2) upon the Meeting of each Class being held, it is resolved to appoint

for the term of two (2) fiscal years, (6.2.1) Messrs. Carlos Armando Peralta, Leonardo Juan Galia, Sergio Marcelo Fernández, Dante Raúl Apaza and Rubén Daniel Argüello as Regular Directors for Class "A" Shares, Mr. Gaspar Solá Figueroa and Mr. Tomás Eduardo Bogomolny for Class "B" Shares and Mr. Luciano Iriarte for Class "C" Shares, (6.2.2) Messrs. Washington Alvarez and Ricardo Esteban Brinnand as Alternate Directors for Class "A" Shares and Mr. Alfonso Cano for class "C" shares; (6.3) the representative of shareholder Powerco S.A., Mr. Ricardo Esteban Brinnand takes the floor and states that (6.3.1) Messrs. Carlos Armando Peralta, Leonardo Juan Galia, Rubén Daniel Argüello, Dante Raúl Apaza and Sergio Marcelo Fernández, who were proposed to hold the office of Regular Directors for Class A shares, do not qualify as independent members pursuant to the provisions of Resolution 368/2001 of the Argentine Securities Commission (*Comisión Nacional de Valores* or CNV) (6.3.2) Messrs. Washington Alvarez and Ricardo Esteban Brinnand who were proposed to hold the office of alternate Directors for Class A shares do qualify as independent members pursuant to the provisions of Resolution 368/2001 of the CNV; (6.4) Ms. Irma Elsa Gastaldi, representative of Class B Shares takes the floor and states that Messrs. Gaspar Figueroa and Tomás Eduardo Bogomolny, who were proposed to hold the office of Regular Directors for Class B Shares do [not] qualify as independent members pursuant to the provisions of Resolution 368/2001 of the CNV; (6.5) Mr. Jorge Orlando Vallon, representative of Class C Shares takes the floor and states that Messrs. Luciano Iriarte and Alfonso Cano, who were proposed to hold the office of Regular and Alternate Director, respectively, for Class C Shares do not qualify as independent members pursuant to the provisions of Resolution 368/2001 of the CNV.

The seventh Agenda item is then submitted to consideration:

(7) Consideration and resolution in respect of the election of regular and alternate members of the Surveillance Committee for the relevant class of shareholders and for the term of two (2) fiscal years.

In such respect (7.1) it is resolved by unanimous vote to appoint for the term of two (2) fiscal years (7.1.1) Messrs. Carlos Alberto Palla and René Lodewyckx-Hardy as Statutory Auditors for class "A" shares and Mr. Horacio Federico Manzuoli as Statutory Auditor for class " B" and "C" shares, (7.1.2) Mr. Armando Simesen de Bielke as Alternate Statutory Auditor for Class "A" Shares and Mrs. Viviana Ogando as Alternate Statutory Auditor for Class "B" and "C" Shares, (7.2) the representative of shareholder Powerco S.A., Mr. Ricardo Esteban Brinnand takes the floor and states that (7.2.1) Messrs. Carlos Alberto Palla, René Lodewyck Hardy and Armando Simesen de Bielke, who were appointed to hold the office of Regular and Alternate Statutory Auditors, respectively, for Class A shares, do qualify as independent members pursuant to the provisions of Resolution 368/2001 and related resolutions of the CNV, and, if the case may be, pursuant to Technical Pronouncement No. 15 of the

Argentine Federation of Professional Councils of Economic Sciences, (7.2.2) Mr. Carlos Alberto Palla practices as an accounting professional at Estudio Carlos Palla & Asociados, (7.2.3) Mr. René Lodewyckx Hardy practices as accounting professional at Deloitte & Co. SRL, auditing firm of the Company, and is also a member thereof and (7.2.4) Mr. Armando Simesen de Bielke practices as accounting professional at Estudio Simesen de Bielke & Asociados, (7.3.) the representative of class B shares, Ms. Irma Elsa Gastaldi takes the floor and states that Mr. Horacio Federico Manzuoli and Ms. Viviana Ogando, who were appointed to hold the offices of Regular and Alternate Statutory Auditors, respectively, for Class B Shares, do qualify as independent members pursuant to the provisions of Resolution 368/2001 and related resolutions of the CNV.

There follows the consideration of the eighth Agenda item:

(8) Consideration and resolution in respect of the appointment of the Accountant to certify the Balance Sheet, Statement of Income, Notes and Exhibits relating to fiscal year number 13.

The representative of shareholder Powerco S.A., Mr. Ricardo Esteban Brinnand, takes the floor and proposes to appoint the firm Deloitte & Co. S.R.L. as independent auditors for the new fiscal year, with the performance of duties being in charge of the following partners: regular auditor, Accountant Carlos A Lloveras and alternate auditor, Mr. Rene Lodewycky Hardy, whose affidavits where timely filed with the supervision authorities in compliance with the relevant legal regulations.

After a brief exchange of opinions, the motion is approved by unanimous vote.

There being no further issues to transact the meeting is adjourned at 4:45 p.m..

CENTRAL TERMICA GÜEMES S.A.

GENERAL ORDINARY SHAREHOLDERS' MEETING

By virtue of the resolution of the Honorable Board of Directors and pursuant to the provisions of the By-Laws, the shareholders of **CENTRAL TERMICA GÜEMES S.A.** (the "Company") are called to a General Ordinary Shareholders' Meeting to be held on April 28, 2005 --at 2:30 p.m. on first call and an hour later on second call, in the event that the requisite quorum is not formed-- at the Company's administrative office in the city of Salta, located at Avenida Reyes Católicos 1330, to deal with the following Agenda:

(1) Consideration and resolution in respect of the appointment of two Shareholders to sign the Minutes.

(2) Consideration and resolution in respect of the Annual Report, Balance Sheet, Statement of Income, Statement of Changes in Shareholders' Equity and Statement of Sources and Uses of Funds, Surveillance Committee's report and further documents provided for in section 234, subsection 1 of law 19,550, for the fiscal year ended December 31, 2004.

(3) Consideration and resolution in respect of the Board of Directors' and Surveillance Committee's performance.

(4) Consideration and resolution in respect of the compensation paid to the members of the Board of Directors in excess of the amount provided for in section 261 of law 19,550.

(5) Consideration and resolution in respect of the fees of Surveillance Committee members.

(6) Consideration and resolution in respect of the determination of the number of Directors and election of the regular and alternate members of the Board of Directors for each Class of shareholders for the term of two (2) fiscal years.

(7) Consideration and resolution in respect of the election of regular and alternate members of the Surveillance Committee for the relevant class of shareholders and for the term of two (2) fiscal years.

(8) Consideration and resolution in respect of the appointment of the Accountant to certify the Balance Sheet, Statement of Income, Notes and Exhibits relating to fiscal year number 13 ending on December 31, 2005.

Note: Shareholders are reminded that in order to attend the Shareholders' Meeting they shall comply with the provisions of section 238 of law 19,550.

SALTA, April 2005.

CARLOS A. PERALTA
President

CENTRAL TERMICA GÜEMES S.A.

Buenos Aires, June 6, 2005.

Messrs.
Argentine Securities Commission [*Comisión Nacional de Valores*]
25 de Mayo 179
Autonomous City of Buenos Aires

Re.: Central Térmica Güemes S.A., Supplemental Information to the Financial Statements as of March 31, 2005

Gentlemen:

Central Térmica Güemes S.A. (hereinafter, the "Company"), hereby addresses this note to the CNV in order to supplement the information furnished in Note 5 to the referenced Financial Statements.

In such respect it is hereby notified that, by reason of Resolution N° 53/05 (the "Revoking Resolution") issued by the Public Administration of Public Revenues [*Administración Federal de Ingresos Públicos*] (the "AFIP") revoking AFIP Resolution No. 1371/01 concerning the recognition of the Minimum Presumed Income Tax exemption, the company made the following applications:

(1) to the AFIP's Regional Agency of Salta, applying for, (1.1) notice and copy of the administrative proceedings on an overall basis, (1.2) annulment of the notice pursuant to the provisions of section 40 of the Argentine administrative procedure act (the "AAPA"), (1.3) discontinuation of the effects of the revocation pursuant to the provisions of section 12 of the AAPA,

(2) to the sitting Judge with federal and territorial jurisdiction in the city of Salta, for a preliminary injunction requesting the discontinuation (2.1) of all the effects of the Revoking Resolution, and of an order to cause the AFIP to refrain from any court or out-of-court, administrative or tax action directly or indirectly relating to the enforcement of and/or compliance with the Revoking Resolution, until a final judgement is rendered in respect thereof; (2.2) of all terms under the pending administrative proceeding until a decision is issued by the AFIP in respect of the applications made by the Company.

Yours sincerely,

Carlos Armando Peralta
Chairman of the Board of Directors

CENTRAL TERMICA GÜEMES S.A.

Buenos Aires, June 9, 2005.

Messrs.
Argentine Securities Commission [*Comisión Nacional de Valores*]
25 de Mayo 179
Autonomous City of Buenos Aires

Re.: Central Térmica Güemes S.A., Preliminary Injunction

Gentlemen:

Central Térmica Güemes S.A. (hereinafter, the "Company"), hereby addresses this note to the CNV as a continuation of the note dated 06/06/05, in order to notify that the sitting Judge with federal and territorial jurisdiction in the city of Salta, upheld the preliminary injunction applied for by the Company. For further detail, the relevant portion of the Judge's resolution is transcribed hereinbelow:

> *"/// … REVERSE SIDE, June 8, WHEREAS... CONSIDERING THAT... I HEREBY RESOLVE: I.- TO UPHOLD the preliminary injunction applied for in this proceeding by CENTRAL TERMICA GÜEMES S.A. and TO ORDER, upon prior personal guaranty of the Chairman of the Board of Directors of the plaintiff and its legal counsel, the discontinuation of the effects of Administrative Resolution No. 53/2005, with it being required to refrain from any court or out-of-court, administrative or tax action directly or indirectly relating to the enforcement of and/or compliance with the aforementioned resolution, until a decision is issued by the AFIP in respect of the filings made by the plaintiff before the administrative authorities, II.- … Signed: Abel Cornejo. Federal Judge".*

Yours sincerely,

Dante Apaza
Director